UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------

                                  Form 20-F / A
                                  -------------


(X) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

       For the Fiscal Year Ended December 31, 1998


                          IMMUNE NETWORK RESEARCH LTD.

             (Exact name of Registrant as specified in its charter)

                            British Columbia, Canada

                         (Jurisdiction of amalgamation)

      3650 Wesbrook Mall, Vancouver, British Columbia, Canada V6S 2L2

                     (Address of principal executive office)

Commission File Number:  0-27883

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the Registrant's classes of capital or common stock as of April 30, 2000: 30,223,965 Common Shares Without Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Not Applicable

Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17   X  Item 18
         ---         ---

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                                TABLE OF CONTENTS
                                -----------------

                                                                        Page No.
                                                                        --------

CURRENCY EXCHANGE RATES                                                        5
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS                              5
GLOSSARY                                                                       6

ITEM 1.     DESCRIPTION OF BUSINESS                                            7
   Formation of the Company                                                    7
   Business of the Company                                                     7
   Projects                                                                   10
     Summary of Research and Development Programs                             10
     AIDS Project                                                             10
     Alzheimers Disease Project                                               12
     Asthma Project                                                           13
   Material Agreements                                                        14
     Sidney Kimmel Cancer Center                                              14
     ImmPheron, Inc.                                                          15
     University of British Columbia                                           15
     Bridge Pharma, Inc.                                                      16
     Meditech Pharmaceuticals Inc.                                            16
     CroMedica Global Inc.                                                    17
   Markets                                                                    18
     AIDS Project                                                             18
     Alzheimer Disease Project                                                19
     Asthma Project                                                           19
     Business Strategy                                                        20
   Research and Development Expenses                                          21
   Proprietary Protection                                                     21
     General                                                                  21
     AIDS Project                                                             22
     Alzheimer Disease Project                                                23
     Asthma Project                                                           24
     Other                                                                    24
   Government Regulation                                                      24
     United States Regulation                                                 24
     Canadian Regulation                                                      25
     Additional Regulatory Considerations                                     26
     Regulation in Other Jurisdictions                                        27
   Risk Factors                                                               27

ITEM 2.     DESCRIPTION OF PROPERTY                                           34

ITEM 3.     LEGAL PROCEEDINGS                                                 34

ITEM 4.     CONTROL OF COMPANY                                                34

ITEM 5.     NATURE OF TRADING MARKET                                          35

ITEM 6.     EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
            HOLDERS                                                           35

ITEM 7.     TAXATION                                                          36

ITEM 8.     SELECTED FINANCIAL DATA                                           37

ITEM 9.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
            AND RESULTS OF OPERATIONS                                         40
   General                                                                    40
     Liquidity and Capital Resources                                          41
     Nine Month Period Ended September 30, 1999                               41
     Year Ended December 31, 1998                                             41
     Year Ended December 31, 1997                                             42
     Year Ended December 31, 1996                                             42
   Results of Operations                                                      42
     Nine Month Period Ended September 30, 1999                               42
     Year Ended December 31, 1998                                             43
     Year Ended December 31, 1997                                             43
     Year Ended December 31, 1996                                             43

ITEM 9A.    MARKET RISK                                                       44

ITEM 10.    DIRECTORS AND OFFICERS OF THE COMPANY                             44

ITEM 11.    COMPENSATION OF DIRECTORS AND OFFICERS                            45

ITEM 12.    OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY                   45
   Incentive Stock Options                                                    45
   Share Purchase Warrants                                                    46
   Special Warrants                                                           46
   Agent's Special Warrants                                                   47

ITEM 13.    INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS                    48

ITEM 14.    DESCRIPTION OF SECURITIES TO BE REGISTERED                        48
   Shares                                                                     48
   Escrow Shares                                                              49

ITEM 15.    DEFAULTS UNDER SENIOR SECURITIES                                  49

ITEM 16.    CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
            SECURITIES                                                        49

ITEM 17.    FINANCIAL STATEMENTS                                              49

ITEM 18.    FINANCIAL STATEMENTS                                              50

ITEM 19.    FINANCIAL STATEMENTS AND EXHIBITS                                 50
   Financial Statements
   Exhibits
     Corporate Documentation
     Instruments Defining the Rights of Holders of Securities Being
      Registered
     Material Contracts

SIGNATURES



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                             CURRENCY EXCHANGE RATES
                             -----------------------

The Company's accounts are maintained in Canadian dollars. In this Registration Statement all currency references are expressed in Canadian dollars unless otherwise indicated. As of April 30, 1999, the exchange rate for conversion from U.S. dollars to Canadian dollars was US$1.00 = US$1.4818. The following table sets forth the exchange rates for one U.S. dollar expressed in terms of Canadian dollars for the past five calendar years and the interim period ended September 30, 1999.

Canadian Dollars per One U.S. Dollar
================================================================================
              2000(1)     1999      1998      1997      1996      1995      1994
                $           $         $         $         $         $         $
================================================================================
  High       1.4538     1.5095    1.5745    1.4288    1.3747    1.4092    1.4030
--------------------------------------------------------------------------------
  Low        1.4505     1.4578    1.4225    1.3474    1.3409    1.3401    1.3270
--------------------------------------------------------------------------------
 Average for
  Period     1.4520     1.4894    1.4898    1.3894    1.3646    1.3689    1.3685
--------------------------------------------------------------------------------
 End of
   Period    1.4538     1.4695    1.5375    1.4288    1.3697    1.3655    1.4030
================================================================================

(1)   Covers the period from January 1 through March 31, 2000.

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

             SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
             -------------------------------------------------

Certain statements in this Registration Statement constitute "forward looking statements". Such forward looking statements involve known achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, but are not limited to: the Company's early stage of development; the fact that the Company's technology is in the research stage and therefore its potential benefits for human therapy are unproven; the possibility that favorable relationships with collaborators cannot be established or, if established will be abandoned by the collaborators before completion of product development; the possibility that the Company or its collaborators will not successfully develop any products; the possibility that advances by competitors will cause the Company's proposed products not to be viable; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or the efficacy of the Company's products; risks relating to requirements for approvals by government agencies such as the FDA before products can be marketed and the possibility that such approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair the Company's ability to market the product successfully; the risk that the Company's patents could be invalidated or narrowed in scope by judicial actions or that the Company's technology could infringe the patent or other intellectual property rights of third parties; the possibility that the Company will not be able to raise adequate capital to fund its operations through the process of developing and testing a successful product or that future financing will be completed on unfavourable terms; the possibility that any products successfully developed by the Company will not achieve market acceptance; and other risks and uncertainties which may not be described herein. Further information concerning these and other risks and uncertainties is included under "Item 1 - Description of Business - Risk Factors". These risks and uncertainties should be considered when evaluating forward looking statements, and undue reliance should not be placed upon forward looking statements.

The information in this Registration Statement is as at April 30, 2000 unless otherwise stated.

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                                  GLOSSARY
                                  --------

The following are abbreviations and definitions of terms used in this Registration Statement.

AIDS                  Acquired Immunodeficiency Syndrome.

Amalgamation          The amalgamation of Bobby Cadillac's Food Corporation
                      and Immune Network Research Ltd. effective April 24, 1996, whereby the Company was formed.

Antibody A protein that is produced in response to an antigen (often a virus or bacterium). It is able to combine with and neutralize the antigen.

Anti-idiotypic
  antibody A special type of antibody that is directed against a particular "idiotope", the unique amino acid sequence that makes up the antigen binding site in the variable region of another antibody.

BCFC                  Bobby Cadillac's Food Corporation.

clonotypic effect     A persistent tendency of the humoral immune response to
                      have a narrow range of targets.

Company               Immune Network Research Ltd., formed upon the
                      Amalgamation.

Financial Statements  The financial statements listed in Item 19(a) herein.

Fiscal 2000           The fiscal year of the Company ended December 31, 2000.

Fiscal 1999           The fiscal year of the Company ended December 31, 1999.

Fiscal 1998           The fiscal year of the Company ended December 31, 1998.

Fiscal 1997           The fiscal year of the Company ended December 31, 1997.

Fiscal 1996           The fiscal year of the Company ended December 31, 1996.

Fiscal 1995           The fiscal year of the Company ended December 31, 1995.

Fiscal 1994           The fiscal year of the Company ended December 31, 1994.

HIV                   Human immunodeficiency virus.

Immune Network        Immune Network Research Ltd., as it existed prior to the
                      Amalgamation.

Immunoglobulin        An antibody protein that is generated in response to and
                      will bind to a specific antigen.

in vivo               Occurring in a living organism.

in vitro              Occurring outside a living organism.

monoclonal
 antibodies           Antibodies which are produced by a single clone and are
                      homogenous.

Share A common share without par value in the capital stock of the Company.


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ITEM 1.   DESCRIPTION OF BUSINESS

A.    Formation of the Company
      ------------------------

The Company was formed by the amalgamation, under the Company Act (British Columbia), of Immune Network and BCFC on April 24, 1996.

The Amalgamation was completed pursuant to an agreement (the "Amalgamation Agreement") between Immune Network and BCFC following receipt of (i) required securityholders approval, (ii) an order from the Supreme Court of British Columbia approving the Amalgamation under section 237 of the Company Act (British Columbia), and (iii) acceptance from the Vancouver Stock Exchange to the filing of documentation relating to the Amalgamation. The Amalgamation became effective upon the issuance of a certificate of amalgamation by the Registrar of Companies for the Province of British Columbia on April 24, 1996.

The principal features of the Amalgamation are summarized as follows:

   * The property, assets and liabilities of each of Immune Network and BCFC became the property, assets and liabilities of the Company.

   * The Company issued Shares to the shareholders of Immune Network and BCFC, as follows:

      (a) the issued and outstanding common shares of Immune Network were exchanged for 7,664,653 Shares, and 5,066,667 Shares in escrow, on the basis of 1.33 Shares for each one Immune Network common share held; and

      (b) the issued and outstanding common shares of BCFC were exchanged for 4,263,309 Shares on the basis of two Shares for each three BCFC common shares held.

   * The holders of options to acquire shares of BCFC were deemed to be holders of options to acquire that number of Shares (333,333 at the time of the Amalgamation) resulting from the application of a 3:2 share exchange ratio to the number of common shares of BCFC that such holder could previously acquire.

B.    Business of the Company
      -----------------------

The Company is a biotechnology company focused on the development of new drugs to treat major diseases, predominantly involving the body's immune system. Using both its internal expertise and external network, the Company's objective is to accelerate the period in which a return on investment would typically be recognized with traditional biotechnology companies through participation in "special situations" in biotechnology. The Company's current projects, listed below, may all be considered special situations:

   *  AIDS project
   *  Alzheimer Disease project
   *  Asthma project

The Company's goal is to capitalize on special situations through a strategy of acquisition of rights or other interest in the project, addition of value, and rapid divestiture through licenses, alliances, or other disposition. Special situations in biotechnology are stalled projects that have an underlying foundation of strong science, protectable intellectual property, and a clearly indentified market niche. A stalled project is a project initiated by another party, the development of which has been suspended for any of a number of reasons such as a lack of financial or management resources, for such period of time that the value of the project may have been materially reduced. The

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Company differentiates itself from other biotechnology companies by focusing on the potential for rapid return on investment rather than focusing on a particular scientific or therapeutic specialization. The Company intends to collaborate with development partners and contract research organizations on its projects.

See "Item 1 - Description of Business - Projects".

During the five years preceding the date of this Registration Statement, the general development of the Company and its predecessor, Immune Network, has been as follows:

   * The Company was formed on April 24, 1996, the effective date of the Amalgamation.

   * In December 1997, as amended in December 1998, the Company entered into a research agreement with Immpheron, Inc. regarding the AIDS project (see "Item 1 - Description of Business - Material Agreements - Immpheron, Inc.").

   * On December 15, 1998, the Company was issued a U.S. patent for its "Anti-idiotypic antibody" and its use in diagnosis and therapy in HIV-related diseases (see "Item 1 - Description of Business - Patents").

   * In July 1999, the Company entered into an agreement with the University of British Columbia (the "UBC Option Agreement") whereby the Company was granted an option to license dapsone, a drug currently in use for other conditions, for the treatment of Alzheimer disease (see "Item 1 - Description of Business - Material Agreements - University of British Columbia").

   * In August 1999, the Company entered into a joint venture arrangement with Bridge Pharma, Inc. for the development of a new asthma therapeutic (see "Item 1 - Description of Business - Material Agreements - Bridge Pharma, Inc."). The joint venture operations commenced in October 1999.

   * In October 1999, the Company exercised its option to license dapsone from the University of British Columbia (see "Item 1 - Description of Business - Material Agreements - University of British Columbia").

   * In December 1999, the Company entered into an agreement to reacquire the 50% interest in the Antibody 1F7 previously acquired by ImmPheron, Inc. (see "Item 1 - Description of Business - Material Agreements - ImmPheron, Inc.")

   * In February 2000, the Company acquired an option from Meditech Pharmaceuticals Inc. to acquire an exclusive license on two of Meditech Pharmaceutical Inc.'s drugs, Viraplex and MTCH-24 (see "Item 1 - Description of Business - Material Agreements - Meditech Pharmaceuticals Inc.").

   * In March 2000, the Company and CroMedica Global, Inc., a contract research organization, entered into an agreement whereby CroMedica Global Inc.
      will provide services relating to the clinical trial program for the Company's patented drug candidate for Alzheimer disease (see "Item 1 - Description of Business - Material Agreements - CroMedica Global Inc.").

   * In April 2000, the Company and Bridge Pharma, Inc. signed an addendum under which they agreed to add the use of certain compounds for the treatment of atopic dermatitis (eczema) (see "Item 1 - Description of Business - Material Agreements - Bridge Pharma, Inc.").

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The Company expects to complete the following milestones in Fiscal 2000: (1)
completion of the investigational new drug application for its AIDS project drug candidate IQ199, in either Canada or the United States; (2) initiation of a Phase I/II clinical trial of IQ199 and Phase II trial of its Alzheimer drug candidate IQ200; and (3) initiation of in vitro and in vivo testing of the Asthma project compound. See "Item 1 - Description of Business - Projects" and "Item 1 - Description of Business - Government Regulation".

The Company completed three private placements during the period from January 1, 1999 through to February 29, 2000, raising $1,314,997, the stated use of proceeds of which is as follows:

     $   318,000   -  research activities - pharmacology testing and preparation for clinical trials
     $   100,000   -  test material production - synthesis of compounds and
                      compositions required for further testing and product
                      development
     $   150,000   -  preclinical development - toxicity testing and preparation of data
     $   100,000   -  clinical regulatory expenses - consultation with
                      regulatory experts and preparation of regulatory filings
     $   392,977   -  general working capital
     $   254,020   -  general and administrative expenses

Subsequent to February 29, 2000, the Company completed a brokered private placement with Groome Capital.com Inc. of 15,454,544 special warrants at $0.55 each, raising net proceeds of $7,791,911.23 after deduction of agent's commission and expenses. See "Options to Purchase Securities From the Company" for details of the special warrants issued. The net proceeds from this private placement will be utilized as follows:

     $5,500,000    -  clinical trials (AIDS and Alzheimer projects)
     $1,600,000    -  research and development
     $  350,413    -  general and administrative
     $  341,498.20 -  general working capital

The Company is in the development stage and currently derives no revenues from its operations. The Company's ability to remain as a going concern is dependent on additional capital being raised to fund future operations and on-going research and development activities. The Company believes that the funds received from its most recent private placement will be sufficient to finance the Company's operations for the remainder of the current fiscal year. The Financial Statements have been prepared assuming the Company will continue as a going concern and reference should be made to Note 1(a) of the Financial Statements.

The Company is dependent on generating income primarily by raising funds by the issuance of shares in order to finance research and development activities and meet general and administrative expenses in the medium term. The Company plans to collaborate with development partners on its AIDS and Alzheimer disease projects, reducing the requirement for capital. In the long term, the Company intends to derive its income from licensing arrangements and divestitures of intellectual property. There can be no assurance that the Company will be successful in raising the required financing or in carrying out intellectual property transactions that produce income. Reference should be made to "Item 1
- Business of the Company - Risk Factors" for disclosure of the distinctive or special characteristics of the Company's operations or industry which may have a material impact upon its future financial performance.

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As at April 30, 2000, the Company had 9 full-time employees and 3 part-time employees, 10 of whom are involved in research and development and 2 of whom are engaged in administration.

The Company does not anticipate any material acquisition or any material increase in the number of employees in the foreseeable future.

The Company has met all commitments to date and is not in arrears of its financial obligations.

See also "Item 8 - Selected Financial Data".

C.    Projects
      --------

Summary of Research and Development Programs

The following table summarizes the Company's current research and development programs:

================================================================================
       Project     Product Candidate     Development             Research and
                                            Status           Development Partner
================================================================================
  AIDS Project     Compound IQ199     Preclinical/Pre-IND(1)          ---
--------------------------------------------------------------------------------
  Alzheimer
  Disease Project  Compound IQ200     Assessment for Phase II  CroMedica Global
                                      clinical research(2)     Inc.
--------------------------------------------------------------------------------
  Alzheimer
  Disease Project  Compound IQ201     Preclinical                    ---
--------------------------------------------------------------------------------
  Asthma Project   Compound IQ210     Preclinical              Bridge Pharma,
                                                               Inc.
================================================================================

(1) Preclinical includes pharmacological and efficacy testing in animals, toxicology testing and formulation work. After completion of such actions, the product, with the approval of a governing body, can enter human trials (Phases I, II and III). See "Item 1 - Description of Business - Government Regulation".
(2) A Phase II clinical trial is a pivotal trial designed to test a drug's effectiveness in a relevant patient group. The Company has contracted with experts to assess the data available to date and to determine an optimal clinical testing and commercialization strategy.

AIDS Project

The goal of the Company's AIDS project is to develop an AIDS therapy, IQ199, a type of monoclonal antibody that addresses two major problems facing current drugs: (1) the existence of various strains of HIV with different sensitivity to existing therapies; and (2) the ability of HIV to mutate which allows the virus to become resistant to existing drug therapy.

AIDS is caused by HIV1 and is generally transmitted between humans through the transfer of bodily fluids. AIDS occurs because the HIV virus destroys the immune system of infected individuals2. After initial infection, lymphatic B-cells of the immune system begin producing antibodies specific to the infecting viral

------------------------------

1 Horowitz, H.W., Telzak, E.E., Sepkowitz and K.A. Wormser,
G.P. (1998). Human Immunodeficiency Virus Infection, Part I, Dis Mon. 44(10), 545-606.

2 (1993) What is HIV? And how does it cause AIDS?; a statement from the National Institutes of Health (HIH). Centers for Disease Control and Prevention
(CDC). November 3.

strain3. Antibodies are proteins secreted by cells in the blood that help the body fight infections and diseases by searching out and selectively binding to their targets to guard the immune system against infectious microorganisms. Monoclonal antibodies are an important part of developing therapies that work. The term "monoclonal" refers to the fact that the cells which secrete the antibodies are derived from clones, or identical copies, of a single cell. Monoclonal antibodies are screened in the laboratory and selected for their sensitivity and specificity to particular target receptors so that they can be utilized to diagnose and/or treat specific diseases.

Viral replication is initially suppressed by the immune system; however, due to a high viral mutation rate, new forms of the virus are produced. The immune system does not produce antibodies specific to the new variants but continues to produce antibodies against the original strain4 - this is called the "clonotypic effect". The antibodies produced against the original viral strain are ineffective against the new variants. Unchecked by the body's immune system, the new viral strains proliferate, leading to the destruction or functional impairment of cells of the immune system and inhibition of the body's ability to fight infections and certain cancers5.

Current therapy for HIV infection is often ineffective in the long term since these agents usually target only specific strains of HIV. When the virus mutates, the drugs become ineffective. Many drug companies have attempted to overcome this problem by developing therapeutics that recognize more than one strain of HIV (e.g. Glaxo Inc., Pfizer Inc.). However, with continuous viral mutation, the long-term effectiveness of these therapies is limited.
Previously, combinations of several anti-HIV drugs were shown to be effective in patients with AIDS symptoms6. Recently, however, as a result of the appearance of new drug resistant HIV strains, trials using combination drug approaches have been unsuccessful at reducing AIDS symptoms7. In addition, serious drug side effects and high medication costs make patient compliance difficult to maintain. Therefore, current therapies may not provide a long-term solution to AIDS, making alternative approaches in AIDS therapy increasingly desirable.

IQ199, the Company's 1F7 monoclonal antibody, is a novel approach for treating HIV infection aimed at resetting the body's immune system to continue to fight the AIDS virus even as the virus mutates. 1F7 was discovered in 1993 by Drs. Sybille Muller, Heinz Kohler, Michael Grant and Haitao Wang and ispatent-protected by the authors in the U.S. (see "Item 1 - Description of Business - Patents"). IQ199 is an antibody produced in mice that appears to reset the body's immune system, thereby facilitating its response against new strains of HIV8. IQ199 is not directed against HIV itself but is able to stimulate the immune system directly. IQ199 stimulates the immune system by suppressing the "B-cells" that produce antibodies against the original HIV strain and also

------------------------------

3 Kohler, H., Goudsmit and J., Nara, P. (1995). Clonal dominance; a cause for alimited and failing immune system to HIV-1 infection and vaccination. J Acquir Immune Defic Syndr. 5(11), 1158-68.

4 Muller, S., Margolin, D.H., Nara, P.L., Alvord, W.G. and Kohler, H. (1998). Stimulation of HIV-1 neutralizing antibodies in simian HIV-IIIB infected macaques. Proc Natl Acad Sci U.S.A. 95(1), 276-81.

5 (1994). The Evidence That HIV Causes AIDS. Fact Sheet, Office of Communications and Public Liaison, National Institute of Allergy and Infectious Diseases, National Institute of Health, November 1994.

6 Horowitz, H.W., Telzak, E.E., Sepkowitz, K.A. and Wormser, G.P. (1998). Human Immunodeficienct Virus Infection, Part !. Dis Mon. 44(10), 545-606.

7 Chesney, M/A/, Morin, M. and Sherr, L. (2000). Adherence to HIV combination therapy. SocSciMED 50(11), 1599-605.

8 MULLER, S., Margolin, D.H., NARA., P.L., Alvord, W.G. and Kohler, H. (1998). Stimulation of HIV-1-neutralizing antibodies in simian HIV-IIIB-infected macaques. Proc Natl Acad Sci U.S.A. 95(1), 276-81.

stimulates other lines of "B-cells" to produce antibodies against the new mutant virus strains8.

An experiment was carried out to test the efficacy of 1F7 in suppressing dominant antibody responses in HIV-infected macaque monkeys8. Significant increases in the number of anti-HIV antibodies for more than one virus strains (HIV-1 IIIB and MN) were detected in the blood of the 1F7-inoculated macaques. Moreover, in all three injected monkeys, antibody binding to three different HIV strains (MN, CM and SF2) that are not targeted by the 1F7 antibody increased following 1F7 injection. These results suggest that the monkey's immune system became more effective against HIV strains after 1F7 injection.

In HIV patients the CD8+ "cytotoxic" cells of the immune system destroy its own CD4+ "helper" T-cells that have become infected with the virus. It appears that a key factor in the pathology of AIDS is that cytotoxic T-cells also kill uninfected helper T-cells9. Early in vitro experiments conducted by Dr.
Michael Grant have demonstrated that 1F7 selectively inhibited the destruction of uninfected CD4+ cells by the cytotoxic T-cells in HIV-infected individuals10.

In summary, the experiments conducted by Dr. Muller and colleagues and Dr. Grant suggest that the monoclonal antibody 1F7 has several important effects on both humoral (antibody-mediated) and cellular immunity mechanisms that make it an ideal candidate for an HIV therapy. In addition, the failure or limited success of other drug therapies opens the market for new and novel AIDS therapeutics such as 1F7.

The Company has licensed the antibody 1F7 technology from the San Diego Regional Cancer Center (see "Description of Business - Material Agreements - Sidney Kimmel Cancer Center") and has further patents pending regarding the antibody 1F7 (see "Description of Business - Patents - AIDS Project").

The AIDS project is in the preclinical stage. The Company is currently preparing an investigational new drug ("IND") application for filing with the regulatory agencies upon completion of preclinical studies (see "Item 1 - Description of Business - Government Regulation"). Once the IND becomes effective, the Company can then begin the first of three phases of clinical trials. Preliminary discussions are being held with various research organizations and the regulatory agencies regarding the requirements and conditions for a clinical trial.

Alzheimers Disease Project

The short term goal of the Company's Alzheimer disease project is to demonstrate that dapsone, a drug currently in use for other conditions, is effective in slowing the progression of Alzheimer disease. The Company has developed a clinical, regulatory and commercial strategy for the project. Clinical trials for IQ200, the first generation compound in this project, have been designed to confirm the ability of the compound to slow the progression of dementia in confirmed Alzheimer disease patients. The Company is also conducting research on IQ201 and subsequent candidates as possible second generation agents for prevention of onset and/or slowing the progression of Alzheimer disease.

------------------------------

9 Zarling, J.M., Ledbetter, J.A., Sias, J. Fultz, P., Eichberg, J., Gjerset, G. and Moran, P.A. (1990). HIV-infected humans, but not chimpanzees, have circulating cytotoxic T lymphocytes that lyse uninfected CD4+ cells. J Immounol 144(8), 2992-8.

10 Grant, M. Smaill, F., Muller, S., Kohler, H. Rosenthal, K. (2000). The anti-idiotypic antibody 1F7 selectively inhibits cytotoxic T-cells activated in HIV-1 infection. Immunol Cell Biol 78(1), 20-7.

Alzheimer disease is a condition characterized by death of brain cells and severe degradation of mental health. Primarily affecting the elderly, Alzheimer disease currently afflicts over 35 million people worldwide11 and is the eighth leading cause of death in people aged 65 and older in the United States12. Presently, there are only two drugs approved for the treatment of this disease - both treat the symptoms of the disease by temporarily improving brain function but they do not arrest or slow the progression of the disease.

In 1992, researchers at the University of British Columbia conducted a retrospective study on the prevalence of dementia among elderly Japanese patients receiving dapsone13. They found that the occurrence of dementia was 37% lower in patients chronically treated with dapsone as compared to patients not receiving dapsone. These results suggest that continuous therapy with dapsone (IQ200) may lower the incidence of dementia.

The Company entered into an option agreement with the University of British Columbia (the "UBC Option Agreement") for an exclusive worldwide license on a patent that covers the use of dapsone and related compounds for the treatment of dementia, with rights to manufacture, distribute and sell products based on such technology (see "Item 1 - Description of Business - Patents"). Subsequently the Company exercised its option and is currently finalizing the terms of the license agreement (see "Item 1 - Description of Business - Material Contracts - UBC Option Agreement").

Based on a positive statistical analysis of data from the restrospective study, the Company will be proceeding with a Phase II, multi-center clinical research program for this drug candidate. The Phase II research program will be conducted by CroMedical Global Inc. ("CroMedica"), an arm's length clinical research operating facility (see "Description of Business - Material Agreements
- CroMedica Global Inc."). The three-country clinical trial program has been designed by CroMedica to establish the efficacy of the Company's patented drug candidate against the progression of Alzheimer disease. The patient selection process is scheduled to begin before the end of the current year, with first results anticipated in year 2001. CroMedica will be responsible for the coordination, management and conduct of the studies. Total expenses are expected to be US$13 million over three years. The Company will need to secure additional funds, through financings and/or collaborative agreements, to cover much of the cost associated with the completion of the Phase II clinical research program. There can be no assurance that such additional funds will be secured at all or in a timely manner.

A project plan is currently being developed for a second pharmaceutical composition for Alzheimer disease therapy (IQ201). When this project is initiated, IQ201 will enter into the preclinical stage of development. Initial expenses for this project are expected to be nominal.

Asthma Project

The goal of the Company's asthma project is to synthesize and test several new compounds that have, in laboratory studies, demonstrated possible disease-modifying actions in asthma. Pursuant to a research agreement between the Company and Bridge Pharma, Inc. (see "Item 1 - Description of Business - Material Agreements - Bridge Pharma, Inc."), the research will involve the

------------------------------

11 The World Health Report 1999.  World Health Organization.

12 1996 National Center for Health Statistics, U.S. Department of Health and Human Services.

13 McGeer et al, 1992.  Dementia, Volume 3: 146-149.

exploration of targeted mast cell stabilizers which are effective but may not possess the side-effects associated with steroids and other drugs that are currently available for the treatment of asthma. Initial data from Bridge Pharma, Inc. indicates that these novel, non-steroidal, disease-modifying therapeutics have a better activity profile with fewer side effects than other drugs of their class. Bridge Pharma, Inc. intends to screen these compounds in laboratory models of asthma, select a clinical candidate and initiate clinical testing of this candidate drug.

Asthma is a disorder characterized by chronic inflammation and hyper-sensitivity of the air passages in the lung. People who suffer from asthma experience "attacks" during which their air passages contract causing difficulty in breathing. Temporary relief from the symptoms of asthma is currently achieved through use of bronchodilators that re-open the air passages. Recently, a better understanding of the underlying pathophysiology of asthma has led to the conclusion that long-term management of asthma should be achieved with safe, disease-modifying drugs, and to acutely maintain normal lung function with the use of bronchodilator drugs only as needed. Although various bronchodilator drugs are currently available, there is still a need for effective, well-tolerated, non-steroidal, disease-modifying drugs.

Asthma appears to involve the release of many inflammatory agents that are involved in allergic reactions. Inhibiting a single mediator is not always effective. Inhibition of multiple mediators is more likely to produce a broad-based anti-inflammatory effect. The only known method to meet such a goal is to inhibit the release of inflammatory agents by stabilizing the cells that produce them.

The patent application for the drug candidate under the Asthma project is part of the intellectual property covered by the Company's agreement with Bridge Pharma, Inc. The Asthma project is in the preclinical stage. Total expenses related to this project are expected to be up to a maximum of $3 million over two years. The Company will need to secure additional funds, through sources such as financings and/or collaborative agreements, to cover much of the costs associated with the completion of research and development relating to the Asthma project. There can be no assurance that such additional funds will be secured at all or in a timely manner.

D.   Material Agreements
     -------------------

Sidney Kimmel Cancer Center

By an arms length exclusive licensing agreement dated April 23, 1993 (the "1F7 License Agreement") entered into between the Company and the San Diego Regional Cancer Center (now known as the Sidney Kimmel Cancer Center) (the "Cancer Center"), the Company was granted an exclusive license to use and sublicense the technology characterized as "Antibody 1F7" (see "Item 1 - Description of Business - Patents") and to make or have made licensed products in all countries of the world in which the Cancer Center has patent rights, and to sell licensed products worldwide. Under the terms of the 1F7 License Agreement, the Company is required to pay to the Cancer Center a royalty equal to 2% of net sales of therapeutic licensed products and 5% of net sales of diagnostic licensed products resulting from Antibody 1F7 technology.

The 1F7 License Agreement shall expire on the later of: (a) April 23, 2010; or
(b) expiry of the last remaining patent rights. The Company may continue to utilize the technology under the 1F7 License Agreement after the expiration of the last remaining patent rights, but shall not have any further royalty or other payment obligations to the Cancer Center.

Subject to its terms and conditions, the 1F7 License Agreement may be terminated: (a) at any time by the Cancer Center if the Company files in any court a bankruptcy or insolvency petition; (b) by either party upon failure of the other party to remedy a breach for which notice was given; and (c) upon 60 days' written notice by the Company to the Cancer Center.

The Company has paid a license fee of US$10,000 to the Cancer Center.

ImmPheron, Inc.

By an arms length agreement dated December 15, 1997, as amended December 15,1998 (the "Immpheron Agreement"), the Company formed a strategic partnership with Immpheron, Inc. ("Immpheron") to continue research and development of monoclonal Antibody 1F7 and the intellectual property related to its use as a therapeutic for the prevention and treatment of HIV infection. See "Item 1 - Description of Business - AIDS Project (1F7)". By incurring US$81,000 in preclinical trial expenditures, Immpheron acquired a 50% interest in the Antibody 1F7 technology licensed from the Cancer Center.

By letter agreement dated December 20, 1999 (the "Purchase Agreement"), the Company reacquired the 50% interest in the Antibody 1F7 acquired by ImmPheron, in consideration of the following payments and royalty grant to ImmPheron:

(a) US$4,000 on execution of the agreement (paid);

(b) US$2,000 on each of January 31, February 29, March 31 and April 30, 2000 (all paid);

(c) US$88,000 on July 20, 2000;

(d) US$10,000 within 30 business days of the commencement of a Phase I clinical trial; and

(e) 4% royalty on net earnings from the Antibody 1F7.

University of British Columbia

Pursuant to an arms length agreement (the "UBC Option Agreement"), the Company has exercised an option granted by the University of British Columbia ("UBC") for the world-wide license to use and sublicense dapsone, a drug currently in use for other conditions, for the treatment of Alzheimer disease, and the manufacture, distribution and sale of products based on such technology (see "Item 1 - Description of Business - Alzheimer Disease Project"). A formal license agreement is currently being negotiated by the Company and UBC which is to include the following material terms:

(a) an initial, non-refundable, license fee will be payable upon execution of the license agreement, which is intended to partially reimburse UBC for its costs of developing, protecting and licensing the technology;

(b) payments will be made to UBC upon certain milestones being reached, including the initiation of phase III clinical trials, filing of an NDA with the FDA, and upon receipt of FDA approval for marketing;

(c) a royalty will be paid to UBC based upon the total gross revenue derived from the sale of products using the technology;

(d) an annual, non-refundable, license maintenance fee of $1,000 will be paid in advance to UBC;

(e) UBC will own and manage the patent portfolio, including all patents for improvements. The Company will pay all future patent application, patent prosecution and patent maintenance costs and will reimburse all cost incurred to date by UBC and, in return, the Company will have the right to designate which technologies should be patented and shall become a licensee of all resulting patents on the same terms and provided in the license agreement;

(f) although UBC does not generally assign its technology, provision will be made for such assignment upon the achievement of certain milestones; and

(g) the license agreement will terminate with respect to any patent and royalties applicable thereto, on the expiration or official determination of invalidity of the patent, and with respect to the know-how and all other rights, on the later to occur of expiration or invalidity of the last patent, if any, licensed under the license agreement or the expiration of ten years from the date of the license agreement.

Bridge Pharma, Inc.

By an arms length agreement dated August 12, 1999 (the "Bridge Pharma Agreement") with Bridge Pharma, Inc. ("BPI"), the Company has entered into a joint venture arrangement, on a 50-50 basis, with BPI for the development of a new asthma therapeutic. In order to retain its 50% interest, the Company is required to provide up to US$2 million in funding to the project over a period of two years. Any additional funding required above the first US$2 million will be shared equally between the parties. The goal of the collaboration between the Company and BPI is to finish the work necessary to complete clinical trials either as a continuance of the joint venture or in alliance with a strategic partner. See "Item 1 - Description of Business - Asthma Project".

Bridge Pharma, Inc. and the Company shall each own an undivided 50% interest in all technology invented, discovered, acquired or developed under the joint venture or with the use of the defined technology of the other party.

Pursuant to an addendum agreement dated April 4, 2000 (the "Bridge Pharma Addendum"), the Company and Bridge Pharma, Inc. agreed to add to the joint venture the use of certain additional compounds and the associated intellectual property for the treatment of atopic dermatitis (eczema), subject to Canadian Venture Exchange acceptance. The Company has agreed that it will increase its initial funding obligation from US$2 million to US$3.5 million if and when the Company and Bridge Pharma, Inc. both agree on the selection of at least one of the additional compounds to proceed to clinical trials.

Meditech Pharmaceuticals Inc.

By an arms length agreement dated February 3, 2000 (the "Meditech Agreement"), Meditech Pharmaceuticals Inc. ("Meditech") has granted to the Company an irrevocable one year option (the "Option") to acquire an exclusive, worldwide (exclusive of the United States) license on two of Meditech's drugs, Viraplex and MTCH-24, or any derivatives or formulations thereof. In consideration of the grant of the Option, the Company paid the sum of US$25,000 and incurred the required amount of US$20,000 in research and development expenditures relating to these two drugs.

The Company has given written notice of the exercise of the Option and upon execution of the license agreement will pay Meditech a license fee of US$100,000. The license agreement will provide for the payment to Meditech of a royalty on net sales of 7% for MTCH-24 or any derivatives or formulations of MTCH-24, and 4% for Viraplex or any derivatives or formulations of Viraplex.

CroMedica Global Inc.

Pursuant to an arm's length agreement entered into on March 27, 2000 (the "CroMedica Agreement"), CroMedica Global Inc. ("CroMedica") has designed a three-country clinical trial program to test the efficacy of the Company's patented drug candidate against the progression of Alzheimer disease. CroMedica will be responsible for the coordination, management and conduct of the studies (see "Item 1 - Description of Business - Projects - Alzheimer Disease Project"). The CroMedica Agreement is a fixed price contract, with the price being either US$13,199,286 ("Option A Pricing") or US$13,849,286 ("Option B Pricing"), exclusive of all applicable taxes, dependent upon the involvement of the Company in the program. As of April 30, 2000, the Company has paid CroMedica $1,964,742 (net of GST) under the CroMedica Agreement. CroMedica has agreed to defer payment by the Company of US$2,000,000 of the costs under the CroMedica Agreement. The amount of the payment deferral from time to time will be secured by a debenture issued by the Company on March 27, 2000 in favour of CroMedica (the "CroMedica Debenture"). The CroMedica Debenture was accepted for filing by the Canadian Venture Exchange on April 13, 2000.

The CroMedica Debenture will secure up to a maximum principal amount of US$2,000,000 (approximately Cdn$2,907,000). As of April 30, 2000, the principal amount secured under the CroMedica Debenture is US$1,000,000 (approximately Cdn$1,453,500). The principal amount shall be increased by either US$200,000 (approximately Cdn$290,700) on the first day of each month from June through October 2001 if Option A Pricing applies, or by US$200,000 on the first day of each month from October 2001 through February 2002 if Option B Pricing applies.

The principal amount outstanding under the CroMedica Debenture will be paid in equal monthly instalments (except for one month's payment which will double the amount of the payment made the other months) on the first day of each month from October 2001 through August 2003. The CroMedica Debenture provides for interest at the rate equal to the prime rate of interest charged by the Bank of Montreal for Canadian loans to Canadian customers, plus 5%. Interest shall be payable commencing on October 1, 2001 and shall be calculated from the time of their deferral under the CroMedica Agreement.

As security for the payment of all amounts payable under the CroMedica Debenture and the performance by the Company of its obligations thereunder, the Company has granted CroMedica a security interest in all of its present and future property and assets. Accordingly, if the Company is unable to repay the indebtedness secured by the CroMedica Debenture, all of its property and assets, including its intellectual property, shall be subject to seizure to the extent of its indebtedness to CroMedica.

The Company may terminate the CroMedica Agreement upon 30 days' written notice to CroMedica. If such termination is the result of an external development partnership, licensing agreement, corporate merger or acquisition, a termination fee equal to 30% of the remaining payments under the CroMedica Agreement will be due to CroMedica. The termination fee will be 10% for termination of the CroMedica Agreement by the Company for any other reason.

Donald Rix, a director of the Company, has disclosed his interest in this transaction as a director of a subsidiary of CroMedica and, in accordance with the provisions of the Company Act (British Columbia) abstained from voting on approval of the CroMedica Agreement.

The CroMedica Agreement further provides that CroMedica is granted a right of first refusal on all of the Company's clinical trials, other than the first human trial, involving Antibody 1F7 (see "Item 1 - Description of Business - Projects - AIDS Project").

The Company has the sole rights in any intellectual property arising from research under the CroMedica Agreement.

E.   Markets
     -------

The pharmaceutical and related biotechnology industries are characterized by extensive research efforts, rapid technology change and intense competition. (See "Item 1 - Description of Business - Risk Factors".) Competition in the biopharmaceutical industry is based primarily on product performance, including efficacy, safety, ease of use and adaptability to various modes of administration, patient compliance, price, acceptance by physicians, marketing, and distribution. Barriers to entry into the market include the availability of patent protection in the United States (the "U.S.") and other jurisdictions of commercial interest, and the ability and time needed and cost to obtain governmental approval for testing, manufacturing and marketing.

The Company's programs are in varying stages of development. Products that may result from the Company's research and development programs are not expected to be commercially available for a number of years, if at all, and it will be a number of years, if ever, before the Company will receive any significant royalty revenues from commercial sales of such products. Therefore, any discussion of a market for the Company's products is of a very preliminary nature. In addition, some of the Company's competition may have substantially more financial and technical resources, more extensive research and development capabilities, products at a later stage of development, and greater marketing, distribution, production and human resources than the Company. (See "Item 1 - Description of Business - Risk Factors").

The statistical information provided throughout this section has been sourced from the Company's market research reports, from public offering disclosure published by competitors believed by the Company to be accurate, from published data, and from the Company's experience in the industry.

AIDS Project

AIDS was first recognized in 1981 and has since become a major epidemic, affecting more than 30 million people worldwide14.

The current U.S. market for HIV drugs is estimated to be in excess of US$3 billion15. The Company feels that its 1F7 antibody, drug candidate IQ199, could represent an important new treatment for HIV which would compete for a significant portion of this market.

The monoclonal antibody IQ199 will compete primarily with other treatments that improve the quality of life for HIV-infected individuals. Current treatment includes two classes of agents known as antiviral and immune stimulating agents. There are several problems with the current therapeutics such as viral resistance, serious health complications, and high treatment cost. The mechanism of action of IQ199 is different from current HIV drugs and may represent a more effective approach, associated with a wider therapeutic window. By blocking clonal dominance, an inherent immune response, IQ199 should allow the immune system to regain its ability to respond to the endogenous virus.
This unique mechanism of action gives IQ199 a potential competitive advantage over other drug therapies.

------------------------------

14 The World Health Report 1999.  World Health Organization.

15 IMS Health, 1998.

The Company has carried out a survey of the scientific and patent literature and has not found, nor is the Company aware of, any existing or potential AIDS therapies that have a similar mechanism of action as IQ199. Since multiple HIV drugs are often used in combination chemotherapy regimens, it is unlikely that IQ199 will directly compete with individual AIDS therapeutics. It is more likely that IQ199 may become part of such combination regimens.

Alzheimer Disease Project

Competition currently exists among companies and research groups attempting to develop new drugs to combat Alzheimer disease. There are numerous drugs in various stages of clinical trials. These experimental drugs fall into one of five categories: cholinominetics, antioxidants, estrogen replacement, anti-inflammatories and others. The FDA, however, has approved only two drugs. (See "Item 1 - Description of Business - Government Regulation") Both drugs are acetylcholinesterase inhibitors, and their overall benefit to Alzheimer patients is minimal. The first such drug approved, tacrine, had side effects that prevented it from being accepted in the market. The most recently approved agent, donepezil, produces only mild increases in alertness. Despite this, most physicians treating Alzheimer disease patients are expected to prescribe donepezil because there are so few alternatives16.

NSAIDS (non-steroidal anti-inflammatory drugs) have shown some promise for use in Alzheimer treatment, but the potential for serious gastrointestinal side effects complicate their therapeutic use. The new anti-inflammatory "COX-2 inhibitors" may be direct competitors with the Company's drug candidates. The competitors in this area are Merck and Co. Inc. and Searle and Co. Inc. which are both conducting phase III clinical trials with their COX-2 inhibitors. Other potential competitors include Aventis Pharma Inc. which is conducting phase III clinical trials for its phosphodiesterase inhibitor, propentofylline, and Neotherapeutics Inc. which is in phase II trials for its drug Neotrofin, a nerve growth factor.

The Company's Alzheimer disease drug candidates have a unique combination of actions with a manageable and well-established toxicology profile17. The Company's Alzheimer disease project represents a novel approach to pharmacological therapy of Alzheimer disease by treating brain inflammation which occurs during the illness18. The Company's review of patent literature further suggests that the Company's approach to treatment of this illness is unique.

Despite their limited effectiveness and serious side-effects, the few drugs that are approved for use in Alzheimer disease have U.S. sales that exceed US$400 million annually19.

Asthma Project

Asthma morbidity and mortality are increasing worldwide. More than 12 million Americans, including 5 million children, suffer from asthma. Among adults in the U.S., 1 in 20 is asthmatic and among children the prevalence is higher - about 1 in 10 20 Allergy Clin Immun. 100, 771.. Asthma related mortality in the

------------------------------

16 Medical Science Bulletin, 1997;20.

17 Compendium of Pharamaceuticals and Specialties, 1999, Canadian Pharmaceutical Association

18 Scientific American, June 2000, Nicola Jones.

19 Reuters news.

20 (1997) J Allergy Clin Immun. 100, 771.

U.S. and Canada has increased by more than 25% during the last 20 years, with the direct annual cost estimated at over $7 billion annually in the U.S. alone21.

Anti-asthmatic drugs for clinical use fall into two categories: (1) those which primarily provide symptomatic relief (bronchodilators); and (2) those which provide a long-term disease-modifying action22. There is now a sound medical rationale for the use of disease modifying agents as first-line drugs in the management of chronic asthma. Current asthma therapy is inadequate and management believes that the future market for disease-modifying drugs, such as IQ210 which is currently under development by Bridge Pharma, Inc. and the Company, will be at least as large as the current market for symptomatic bronchodilating drugs.

In the asthma therapeutic market, the Company's proposed asthma treatment will compete primarily with other disease-modifying asthma therapies. Current treatment includes inhaled steroids, antiallergenic agents such as sodium cromoglycate (inhalant) and ketotifen fumarate (systemic). The anti-asthmatic agent under research by the Company and its partner (see "Item 1 - Description of Business - Material Agreements - Bridge Pharma, Inc.") has demonstrated in Preclinical studies a better activity profile with fewer side effects than other drugs of its class. It is expected that this agent could become an important treatment for asthma.

Several companies are working on new approaches to the treatment of asthma. Potential competitors include Novartis Inc. and Genentech Inc. which are developing a monoclonal antibody to bind IgE, a major component of allergy induced asthma attacks. Other potential competitors are Texas Biotechnology Corporation, which is developing a selectin inhibitor that is currently in phase II human trials; Inflazyme Pharmaceuticals Ltd., which has recently completed phase I trials with a novel steroid analogue; Leukosite Inc., which has completed phase I trials of a new compound to inhibit the production of leukotrienes; and AVANIR Pharmaceuticals, Inc., which is in preclinical testing of a compound to downregulate the production of IgE. These competitors, however, face many of the same difficulties as the Company in eventually bringing their drugs to market.

Business Strategy

The Company's objective is to accelerate the period in which a return on investment would typically be recognized with traditional biotechnology companies through participation in "special situations" in biotechnology. The Company's current project may all be considered to be special situations.

Special situations in biotechnology are stalled projects that have an underlying foundation of strong science, protectable intellectual property, and a clearly identifiable market niche. A stalled project is a project initiated by another party, the development of which has been suspended for any number of reasons such as a lack of financial or management resources, for such period of time that the value of the project may have been materially reduced. The Company's goal is to capitalize on special situations through a strategy of acquisition of rights or other interest in the project, addition of value, and rapid divestiture through licenses, alliances, or other disposition. The stage at which such divestiture may occur is dependent upon the individual milestones for each project. The Company differentiates itself from other biotechnology companies by focusing on the potential for rapid return on investments, rather than focusing on a particular scientific or therapeutic specialization.

------------------------------

21 (1995) Global Initiative for Asthma, Nat Inst Health.

22 Goodman and Gilman, Pharmacological Basis of Therapeutics, 1999.

The Company conducts some of its own research and development but primarily contracts out and seeks collaborative partners with experience in the development and marketing of drugs in the relevant therapeutic areas. Potential partners must possess both the human and financial resources to spearhead the clinical development of the Company's products as required by the FDA, the HPB, and drug regulatory agencies in other countries. The form of collaboration depends, in part, on the product candidate, the stage of development, and the partner's expertise. The Company also expects any potential partner to market the products. No assurance can be given that any such proposed partnership arrangements will be entered into, or, if entered into, will be successful in completing the development programs for the drug candidate in any particular jurisdiction. (See "Item 1 - Description of Business - Risk Factors".)

The rationale behind the Company's business strategy is to avoid the large expenses incurred in the later stages of clinical development, to obtain early returns in the form of upfront fees and milestone payments, to utilize expertise and resources of major multinational pharmaceutical companies, and to obtain long term revenue streams through royalty payments on product sales.

Notwithstanding the Company's business strategy described above, the Company has no regular cash flow and is dependent on generating required funds primarily by way of equity financing. The Company expects to continue to rely on outside sources of financing to meet its capital requirements for at least the next two years. There can be no assurance that the Company will be able to arrange and complete the required financings on favourable terms. Such equity financings could be highly dilutive. (See Item 1 - Description of Business - Risk Factors".)

The Company presently has no plans for developing an in-house marketing or manufacturing capability.

F.   Research and Development Expenses
     ---------------------------------

During Fiscal 1998, 1997 and 1996, the Company spent $31,055, $77,548 and $348,734, respectively, on research and development.

G.   Proprietary Protection
     ----------------------

General

The Company's patent strategy is to pursue, in selected jurisdictions, the broadest possible patent protection on its proprietary products and technology. The Company plans to protect its technology, inventions and improvements to inventions by filing patent applications according to industry standards in a timely fashion.

In addition to its patents, the Company also relies upon trade secrets, know-how and the continuing technological innovations to develop its competitive position. It is the Company's policy to require its directors, employees, consultants, members of its scientific advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with the Company. These agreements provide that all confidential information developed or made known during the course of the relationship with the Company is to be kept confidential except in specific circumstances. In the case of employees and consultants, the agreements provide that all inventions resulting from work performed for the Company utilizing property of the Company or relating to the Company's business and conceived or completed by the individual during employment are the exclusive property of the Company to the extent permitted by law.

The Company, and licensors who have granted the Company rights to their respective technologies (see "Item 1 - Description of Business - Projects"), have been granted patents or have filed patent applications in the United States and other jurisdictions (such as Canada, Japan, Germany, France, Italy and the United Kingdom) in respect of certain core technologies utilized by the Company. Given that the patent applications for these technologies involve complex legal, scientific and factual questions, there can be no assurance that patent applications relating to the technology used by the Company will result in patents being issued or that, if issued, the patents will provide a competitive advantage or will afford protection against competitors with similar technology, or will not be challenged successfully or circumvented by competitors.

The following patents granted or filed have either been assigned to the Company or licensed for use by the Company.

AIDS Project

Title:                        Anti-Idiotypic Antibody and its use in Diagnosis
                              and Therapy in HIV-Related Disease
United States Patent Number:  5,849,583
Date Granted:                 December 15, 1998
Scope of Patent:              An active pharmaceutical composition comprising an
                              effective monoclonal antibody, for the use in diagnosis and therapy of HIV-related diseases.

The Company has licensed this patent from the Sidney Kimmel Cancer Center (see "Item 1 - Description of Business - Material Agreements - Sidney Kimmel Cancer Center").

The Company has three additional patents pending regarding the 1F7 Antibody and the above title:

United States
Application Number:           09/211,156
Scope of Pending Patent:      A method of reducing T cell-mediated cytotoxicity
                              in HIV+ sera comprising administering a
                              pharmaceutical composition comprised of a monoclonal antibody or fragment thereof.

Canada and Europe
Application Number:           2131692 (Canada) and 92907381.3 (Europe)
Scope of Pending Patent:      An active pharmaceutical composition
                              comprising an effective monoclonal antibody, for the use in diagnosis and therapy of HIV-related disease.

In addition, the Company has a further patent pending in Canada regarding the 1F7 Antibody:

Title:                        Methods and Compositions for Inhibiting Killing
                              of Uninfected Lymphocytes
Application Number:           2123551
Scope of Pending Patent:      Method and composition for inhibiting cytotoxic
                              T-lymphocytes mediated immunopathology in an HIV infected individual.

Alzheimer Disease Project

Title:                        Dapsone and Promin for the treatment of dementia
United States Patent Number:  5,532,219
Date Granted:                 July 2, 1996
PCT Application:              Issued in Germany, France, U.K. and Italy, pending
                              in Japan.
European Patent Office
 Number:                      EP00642337B1
Application Number:           4509618 (Japan)
Date Granted:                 September 3, 1997
Scope of Pending and Issued
 Patents:                     A method for treating dementia is a human being
                              characterized by administering to the human being through the novel use of a substance selected from the group consisting of a 4,4'- diaminodiphenylsulfone, its didextrose sulfonate derivative, and other closely related sulfone derivatives, and therapeutically acceptable salts thereof.

The Patent Cooperation Treaty ("PCT") is a multilateral treaty that was concluded in Washington in 1970 and entered into force in 1978. It is administered by the International Bureau of the World Intellectual Property Organization ("WIPO"), headquartered in Geneva, Switzerland. The PCT facilitates the obtaining of protection for inventions where such protection is sought in any or all of the PCT contracting states (total of 104 at July 1999). It provides for the filing of one patent application (the "international application"), with effect in several contracting states, instead of filing several separate national and/or regional patent applications. At the present time, an international application may include designations for regional patents in respect of contracting states party to any of the following regional patent treaties: The Protocol on Patents and Industrial Designs within the framework of the African Regional Industrial Property Organization, the Eurasian Patent Convention, the European Patent Convention, and the Agreement Establishing the African Intellectual Property Organization. The PCT does not eliminate the necessity of prosecuting the international application in the national phase of processing before the national or regional offices, but it does facilitate such prosecution in several important respects by virtue of the procedures carried out first on all international applications during the international phase of processing under the PCT. The formalities check, the international search and (optionally) the international preliminary examination carried out during the international phase, as well as the automatic deferral of national processing which is entailed, give the applicant more time and a better basis for deciding whether and in what countries to further pursue the application. Further information may be obtained from the official WIPO internet website (http://www.wipo.int).

World Intellectual Property
  Organization Patent Number:     WO9324118A1
Date Granted:                     December 3, 1993

The Company has exercised an exclusive option to license this technology and is currently negotiating the terms of a license agreement with UBC (see "Item 1 - Description of Business - Material Agreements - University of British Columbia").

Asthma Project

A new PCT application was filed by Bridge Pharma, Inc. in April 1998 and is part of the intellectual property covered by the joint venture with the Company (see "Item 1 - Description of Business - Material Agreements - Bridge Pharma, Inc.").

Other

Pursuant to the Bridge Pharma Addendum (see "Item 1 - Description of Business - Material Agreements - Bridge Pharma, Inc."), a provisional patent application was filed in 1999 with the U.S. Patent Office.

H.   Government Regulation
     ---------------------

The research and development, manufacture and market of pharmaceutical products are subject to regulation by the Food and Drug Administration (the "FDA") in the United States, by the Health Protection Branch (the "HPB") of the Department of Health and Welfare Canada in Canada, and by comparable regulatory authorities in other countries. These national agencies and other federal, state, provincial and local entities regulate the testing, manufacture, safety and promotion of the Company's products.

Drug licensing laws require approval of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of results prior to marketing of therapeutic products, and adherence to Good Manufacturing Practices during production. Compliance with Good Manufacturing Practices requires considerable time and resources in the area of production and quality control. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if new evidence demonstrates that the drug is unsafe or lacks efficacy for its intended use(s) becomes known after the product reaches the market.

United States Regulation

The Company is required by the FDA to comply with the following procedures prior to marketing its products:

   *  preclinical laboratory and animal toxicology tests;
   * submission of an investigational new drug application ("IND"), which must become effective before human clinical trials commence;
   * adequate and well-controlled human clinical trials to establish the safety and efficiacy of the drug for its intended application;
   *  the submission of a new drug application ("NDA") to the FDA; and
   * FDA approval of a NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of manufacturing facilities.

Preclinical laboratory and animal toxicology tests must be performed to assess the safety and potential efficacy of the product. The results of these preclinical tests are then submitted to the FDA as part of an IND requesting authorization to initial human clinical trials. Clinical trials may be initiated only upon approval of the IND by the FDA.

Clinical trials involve the administration of the pharmaceutical product to individuals under the supervision of qualified medical investigators. Clinical studies are conducted in accordance with protocols that detail the objectives of a study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol is submitted to the FDA prior to the commencement of each clinical trial. Clinical studies are typically conducted in three sequential stages, which may overlap:

   Phase I: Initial introduction of the compound into human subjects to test for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics.

   Phase II:  Studies in a limited patient population to:
               * determine the efficacy of the product for specific, targeted indications;
               *   determine optimal dosage; and
               *   identify possible adverse effects and safety risks.

In the event Phase II evaluations demonstrate that the drug is effective and has an acceptable safety profile, Phase III of the clinical trial will proceed.

   Phase III: Clinical trials are undertaken to further evaluate clinical efficacy of the product and to further test for its safety within an expanded patient population at geographically dispersed clinical study sites.

Two key factors influencing the rate of progression of clinical trials are the rates at which patients are available to participate in the research programs and whether the effective treatments are currently available for the disease the drug is intended to treat.

The Company or the FDA may suspend clinical trials at any time if either believes the clinical subjects are being exposed to unacceptable health risks. The results of the product development, analytical laboratory studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercialization of the controlled release product.

If the approval being sought is for a new therapeutic area on a previously clinically tested drug the approval process will require a new full clinical trial regime, from preclinical to Phase III. However, if the approval being sought is for a new indication within a therapeutic area on a drug that has been through one or more stages of clinical trials, then it is possible, if the indication is close enough to that of the original submission, that any clinical data available on this drug might be used to avoid repetition of these trials.

The FDA may deny approval of an NDA if applicable regulatory criteria are not satisfied or may require additional testing. Product approvals may be withdrawn if compliance within regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Noncompliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, injunction actions and criminal prosecutions.

Canadian Regulation

The regulations concerning the sale of pharmaceutical products in Canada are substantially similar to those of the United States described above.

The Company must submit an IND to the HPB prior to conducting clinical trials of a new drug in Canada. This application includes information about the methods of manufacture of the drug and controls, and preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug. If the HPB does not notify the Company within 60 days of receiving the application that the application is unsatisfactory, the Company may proceed with clinical trials of the drug. The phases of clinical trials are the same as those described under "United States Regulation" above.

The Company must submit a new drug submission ("NDS") to the HPB and receive a notice of compliance from the HPB before selling a new drug in Canada. The NDS includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients of the new drug, the methods of manufacturing, processing and packaging of the new drug, the controls applicable to these operations, the tests conducted to establish the safety of the new drug, the results of clinical trials and the effectiveness of the new drug when used as intended. If the HPB determines that the NDS meets the requirements of Canada's Food and Drugs Act and Regulations, the HPB will issue a notice of compliance for the new drug.

The HPB may deny approval of an NDS if applicable regulatory criteria are not satisfied, or the HPB may require additional testing of a product. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The HPB may require further testing and surveillance programs to monitor the pharmaceutical product which has been commercialized. Noncompliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures and criminal prosecutions.

Additional Regulatory Considerations

In addition to the regulatory approval process, the Company is also subject to regulations under provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control. Also, the Company may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the biotechnology industry.

Certain provincial regulatory authorities in Canada have the ability to determine whether the cost of a drug sold within its province will be reimbursed by a provincial government health plan by listing drugs on formularies. These provincial formularies may affect the prices and/or volume of drugs sold within such provinces.

Proposals have recently been made that, if implemented, would significantly change Canada's drug approval system. Basically, the recommendations emphasize the need for efficiency in Canadian drug review. Proposals include the establishment of a separate agency for drug regulation with a revised approval
system based on those found in European Community countries.   However, there is
no assurance that such changes will be implemented or will expedite the approval of new drug products.

The Canadian government has regulations which prohibit the issuance of a notice of compliance for a medicine, other than the first medicine marketed in Canada, provided that the patent owner of the medicine has filed a list of its Canadian patents covering that medicine with the HPB. After receiving such list, the HPB may refuse to issue a notice of compliance permitting the importation or sale of a patented medicine to persons other than a patent owner until patents on the medicine expire or are declared invalid by a court of competent jurisdiction.

Regulation in Other Jurisdictions

The Company may decide to develop one or more of its compounds first in regions outside of North America and Europe, depending upon clinical and commercial factors. Currently, the Company has no plans in place for drug development activities outside of these regions.

In addition to meeting the specific requirements of the country for which a drug is first intended to be commercialized, the Company intends to meet and exceed the North American regulatory guidelines for any of its drug development programs that are not initially commenced in North America.

I.   Risk Factors
     ------------

The following provides a brief description of some of the risk factors which should be considered in relation to the Company's business. It must be recognized that there are three primary markets for pharmaceuticals: North America, Europe and Japan/Asia, and the risk factors associated with the Company's projects may vary according to the particular market being addressed. Specific risk factors to be considered include, but are not limited to, those listed below:

Early Stage of Development

All of the Company's products are in the research and/or development stage. At present, the Company does not own or possess rights to a marketable product except for MTCH-24 (see "Item 1 - Description of Business - Material Agreements
- Meditech Pharmaceuticals Inc."). There can be no assurance that any such products will be fully developed and tested, and if fully developed and tested, will perform in accordance with the Company's expectations. There is also no assurance that necessary regulatory approvals or clearances will be obtained in a timely manner, if at all, or that any of the Company's products can be successfully and profitably developed, produced and marketed, including MTCH-24. The research may fail or the compounds may not meet regulatory approval for human use. Even if the Company's research programs are successful, development of a marketable product will likely take several years.

There is no guarantee that the Company will make a satisfactory deal with a major pharmaceutical company to conduct human clinical trials, to complete product development, to obtain regulatory approval, or ultimately to market the product.

Limited Revenues, History of Operating Loss and Accumulated Deficit

The Company has had no sales revenue to date. Although the Company has been involved with pharmaceuticals since 1991, it has been engaged only in research and development. The Company has incurred significant operating losses, including net losses of $201,671 in Fiscal 1998, $262,744 in Fiscal 1997, $825,674 in Fiscal 1996, $559,444 in Fiscal 1995, and $493,178 in Fiscal 1994.
At September 30, 1999, the Company had an accumulated deficit of $2,993,203. Notwithstanding the Company's objective to accelerate the period in which a return on investment would typically be recognized with traditional biotechnology companies, for some projects it may be a number of years, if ever, before the Company will receive any significant revenues from commercial sales of products. The future growth and profitability of the Company will be principally dependent upon its ability to successfully complete development of, obtain regulatory approvals for, and market or license its proposed products. Accordingly, the Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the establishment of a new business in a highly competitive industry, characterized by new product introductions. The Company anticipates that it will incur substantial operating expenses in connection with the research, development, testing and approval of its proposed products and expects these expenses to result in continuing and significant losses until such time as the Company is able to achieve adequate revenue levels. There can be no assurance that the Company will be able to significantly increase revenues or achieve profitable operations. Failure to obtain additional capital, if needed, would have a material adverse effect on the Company's operations. See "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations".

Uncertainties of Additional Funding Required

The Company has sufficient funds to undertake its currently planned research and development activities through Fiscal 2000. However, the Company will require substantial funds in order to conduct its future activities. The Company intends to seek these funds through equity financing, collaborative arrangements with corporate sponsors, or from other sources. The Company may also require additional funds in order to acquire technology or products that complement the Company's efforts. There can be no assurance that additional financing will be available on acceptable terms, if at all. Additional equity financings could result in significant dilution to existing shareholders. If sufficient capital is not available, or is available but at a prohibitive cost, the Company may be required to delay, reduce the scope of, eliminate or divest one or more of its discovery, research or development programs, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations".

Security Interest Granted Over Property and Assets

The Company has issued the CroMedica Debenture to secure the repayment of the principal amount of up to US$2,000,000 (approximately Cdn$2,907,000), of which the principal amount of US$1,000,000 (approximately Cdn$1,453,500) is owing as at April 30, 2000 (see "Item 1 - Description of Business - Material Agreements - CroMedica Global Inc."). Repayment of this principal amount in instalments commencing October 1, 2001 is secured by a security interest in all of its property and assets, including the Company's intellectual property.

Agreements with Other Parties

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its interests in certain licenses, rights or products subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete the recommended programs.

Patents, Permits and Licenses

The Company considers patent protection and proprietary technology to be materially significant to its business. The Company relies on certain patents and pending applications relating to various aspects of its potential products and technology. These patents and patent applications are either owned by or exclusively licensed to the Company. There can be no assurance that the Company will be able to obtain and retain all necessary patents, licenses and permits that may be required to carry out the research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing of commercial products. There can also be no assurance that others will not independently develop similar technologies, duplicate any technology developed by the Company, the Company's technology will not infringe upon patents or other rights owned by others, that any of the Company's patents will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company. Litigation, which could result in substantial cost to the Company, may be necessary to enforce the Company's rights provided by its patents or to determine the scope and validity of others' proprietary rights.

There have been no patent infringement claims filed by or against the Company.

No Assurance of Protection of Proprietary Information

Certain of the Company's know-how and proprietary technology may not be patentable. To protect its rights, the Company requires management personnel, employees, consultants, advisors and collaborators to enter into confidentiality agreements. There is no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

No Assurance Regarding Licensing of Proprietary Technology Owned by Others

The manufacture and sale of any products developed by the Company will involve the use of processes, products, or information, the rights to certain of which are owned by others. Although the Company has obtained licenses or rights with regard to the use of certain of such processes, products, and information, there can be no assurance that such licenses or rights will not be terminated or expire during critical periods, that the Company will be able to obtain licenses or other rights which may be important to it, or, if obtained, that such licenses will be obtained on favourable terms. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. There can be no assurance that extensions will be granted on any or all such licenses. This same restriction may be contained in licenses obtained in the future.

No Assurance of Regulatory Approval - Potential Delays

The preclinical testing and clinical trials of any products developed by the Company or its collaborators and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any new products resulting therefrom are subject to regulation by federal, state and local governmental authorities in the United States, principally the FDA, and by other similar agencies in other countries (see "Item 1 - Description of Business
- Government Regulation"). In order for a product developed by the Company or its collaborators to be marketed and sold in a particular country, it must receive all relevant regulatory approvals or clearances. The regulatory process, which includes extensive preclinical studies and clinical trials of each product in order to establish its safety and efficacy, is uncertain, can take many years and requires the expenditures of substantial resources. Data obtained from a preclinical trial and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval or clearance. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by the Company or its collaborators, impose significant additional costs on the Company and its collaborators, diminish any competitive advantages that the Company or its collaborators may attain and adversely affect the Company's ability to receive royalties and generate revenues and profits. There can be no assurance that, even after such time and expenditures, any required regulatory approvals or clearances will be obtained for any products developed by or in collaboration with the Company.

Any regulatory approval or clearances granted may entail limitations on the indicated uses for which the new product may be marketed that could limit the potential market for such product. In addition, product approvals or clearances, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulation governing GMP ("Good Manufacturing Procedures"). Failure to comply with applicable regulatory requirements can result in actions such as warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production and refusal of the government to renew marketing applications or criminal prosecution.

The Company is also subject to numerous federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with the Company's discovery, research and development activities. The Company is unable to predict the extent of government regulations which might have an adverse effect on the discovery, development, production and marketing of the Company's products. Also, there can be no assurance that the Company will not be required to incur significant costs to comply with current or future laws or regulations or that the Company will not be adversely affected by the cost of such compliance.

No Assurance of Successful Manufacturing

The Company has no experience manufacturing commercial quantities of products and does not currently have the resources to manufacture any products that it may develop. The Company presently has no plans for developing an in-house marketing or manufacturing capability. Accordingly, the Company will be dependent upon securing a contract manufacturer or other third party to manufacture such products. There can be no assurance that the terms of any such arrangement would be favorable enough to permit the products to compete effectively in the marketplace. There are presently no such arrangements in place.

Delays from Non-Compliance with Good Manufacturing Practices ("GMP")

The manufacture of the Company's pharmaceutical products will be subject to current GMP or similar regulations prescribed by the FDA in the United States, the HPB in Canada and similar authorities prior to the commercial manufacture of any such products in the countries where the products are manufactured. There can be no assurance that the Company or any entity manufacturing products on behalf oft he Company will be able to comply with GMP or satisfy certain regulatory inspections in connection with the manufacture of the Company's proposed products. Failure or delay by any manufacturer of the Company's products to comply with GMP or similar regulations or satisfy regulatory inspections would have a material adverse effect on the Company.

Competition

The biotechnology industry is intensely competitive. Many companies, as well as research organizations, currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as the Company. Many of the competing companies have significantly greater financial resources and expertise than the Company. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to those of the Company. There can be no assurance that competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than the Company and its collaborators, or that such competitive products will not render the Company's products obsolete.

With respect to the Company's Alzheimer disease project, Merck and Co. Inc. and Searle & Co. Inc. may be direct competitors with the Company's drug candidates. Other potential competitors include Aventis Pharma Inc. and Neotherapeutics Inc. With respect to the Company's asthma project, potential competitors include Novartis Inc., Genentech Inc., Texas Biotechnology Corporation, Inflazyme Pharmaceuticals Inc., Leukosite Inc, and AVANIR Pharmaceuticals Inc. With respect to the Company's AIDS project, it is unlikely that the Company's drug candidate will directly compete with individual AIDS therapies; the Company's drug candidate would likely be part of a combination regimen.

No Assurance of Market Acceptance

There can be no assurance that any products successfully developed by the Company or its corporate collaborators, if approved for marketing, will ever achieve market acceptance. The Company's products, if successfully developed, may compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical and biotechnology companies, as well as new products currently under development by such companies and others. The degree of market acceptance of any products developed by the Company or its corporate collaborators will depend on a number of factors, including the establishment and demonstration of the clinical efficacy and safety of the product candidates, their potential advantage over alternative treatment methods and reimbursement of policies of government and third party payors. There can be no assurance that physicians, patients or the medical community in general will accept and utilize any products that may be developed by the Company or its corporate collaborators.

Dependence on and Management of Future Corporate Collaborations

The success of the Company's business strategy is largely dependent on its ability to enter into collaborations and to effectively manage the relationships that may come to exist as a result of this strategy. The Company is currently seeking corporate collaborators, but there can be no assurance that such efforts will lead to the establishment of any favourable collaboration. There can be no assurance that any of the Company's future or existing collaborators will commit sufficient resources to the company's research and development programs or the commercialization of its products. Also, there can be no assurance that such collaborators will not pursue existing or other development-stage products or alternative technologies in preference tothose being developed in collaboration with the Company, or that disputes will not arise with respect to ownership of technology developed under any such collaborations. Management of the Company's collaborative relationships will require significant time and effort from the Company's management team and effective allocation of the Company's resources.

Management of Growth

The Company's future growth, if any, may cause a significant strain on its management, operational, financial and other resources. The Company's ability to manage its growth effectively will require it to implement and improve its operational, financial, manufacturing and management information systems and to expand, train, manage and motivate its employees. These demands may require the addition of new management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and marketing and sales efforts without a corresponding increase in the Company's operational, financial, manufacturing and management information systems could have a material adverse effect on the Company's business, financial condition, and results of operations.

Dependence Upon Key Personnel

The Company is dependent upon all members of its management team and the loss of any of these employees could have an adverse effect on the Company to the extent the Company is unable to hire a replacement in a timely manner. However, the Company has implemented a continuous training program to expose its employees to areas outside of their direct responsibility so as to minimize the disruption encountered by the loss of any employee. Competition among biotechnology and biotechnology companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to the success of the Company. In order to reduce its risk regarding key employees, the Company has entered into an employment agreement with each of its key employees. The
Company is also dependent, to some extent, on the guidance of certain members of its scientific advisory board, none of whom is obligated, or will devote his full-time efforts, to the business of the Company. There can be no assurance that the Company will be able to attract and retain such individuals currently or in the future on acceptable terms, or at all. In addition, the Company does not maintain "key person" life insurance on any officer, employee or consultant of the Company except for Allen I. Bain, President and Chief Executive Officer. The Company also has relationships with scientific collaborators at academic and other institutions, some of whom conduct research at the Company's request or assist the Company in formulating its research and development strategy. These scientific collaborators are not employees of the Company and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to the Company. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to those of the Company.

Conflicts of Interest

Certain officers and directors of the Company, namely Allen I Bain, Robert J. Gayton and Oh Kim Sun, also serve as officers and/or directors of other
           --
companies which engage in biotechnology/pharmaceutical research and development activities. Although there are inherent conflicts arising from an officer or director holding such positions with more than one company (such as in determining the allocation of the individual's time and business opportunities presented to the individual), there are presently no specific conflicts of interest arising from the Company and such other companies having common insiders. To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company would have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of the matter before the meeting. In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether the Company will participate in a particular program, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at the time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Exposure from Product Liability Claims

The products the Company will attempt to develop will, in most cases, undergo extensive clinical testing and will require FDA and HPB approval prior to sale in the United States and Canada, respectively. However, despite all reasonable efforts to ensure safety, it is possible that products which are defective or to which patients react in an unexpected manner, or which are alleged to have side effects, will be sold. The sale of such products may expose the Company to potential liability resulting from the use of such products. Additionally, the

Company may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims (even if unsupported), or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Although the Company's shareholders would not have personal liability for such damages, the expenses of litigation in connection with any such injuries or alleged injuries and the amount of any aware imposed on the Company in excess of existing insurance coverage, if any, may have a material adverse impact on the Company. In addition, any liability that the Company may have as a result of the manufacture of any products could have a material adverse effect on the Company's financial condition, business and operations, to the extent insurance covering any such liability is not available. It is the Company's policy to secure product liability coverage prior to the commencement of each product's clinical trial. The Company is presently in the process of acquiring product liability coverage for the upcoming Alzheimer disease clinical trials. Currently, the Company has no other product liability insurance. It is anticipated that insurance equivalent to that customarily maintained by other entities in the Company's industry and of its approximate size will be carried by the Company against such product liability claims in the future. However, obtaining insurance of al kinds has become increasingly most costly and difficult and there can be no assurance that any such insurance will be available at all, available on commercial terms or, if obtained, will be sufficient to satisfy asserted claims.

Currency Fluctuations

The Company reports its financial position and results of operations in Canadian dollars in its annual financial statements. The Company's operations result in exposure to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results of operations. The Company does not currently take any steps to hedge against currency fluctuations.

Shares Reserved for Future Issuance

As at April 30, 2000, the Company had reserved 21,977,466 Shares for issuance upon the exercise of stock options and other rights to purchase Shares. Such Shares represent a potential dilution of approximately 72.7% based upon 30,233,965 Shares then outstanding. (See "Item 12 - Options to Purchase Securities From Company".) The Company may in the future enter into commitments which would require the issuance of additional Shares and may grant additional stock options and/or issue share purchase warrants. The Company's share capital consists of 100,000,000 Shares. Issuance of such additional Shares is subject to Canadian Venture Exchange approval and compliance with applicable securities legislation.

Dividends

To date, the Company has not declared or paid dividends on its Shares and does not anticipate doing so in the foreseeable future. Investors will only realize economic gain on their investments from appreciation in the price of the stock.

Volatility of Share Price

The market prices for the securities of biotechnology companies have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. (See "Item 5 - Nature of Trading Market".) Certain factors such as announcements by the Company, competition by new therapeutic products or technological innovations, government regulations, fluctuations in the operating results of the Company, results of clinical trials, public concern on safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of the Shares.

Forward Looking Statements

This Registration Statement contains forward looking statements concerning the Company's operations, economic performance and financial condition, including in particular, the likelihood of the Company's success in operating as an independent company and developing and expanding its business. These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change. Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect the Company's future results. All such forward looking statements are qualified by reference to matters discussed under this section entitled "Risk Factors".

ITEM 2.   DESCRIPTION OF PROPERTY

The Company currently subleases 2000 square feet of office space for administrative purposes in Vancouver, Canada. The sublease expires on May 31, 2001 unless extended by the Company for up to one year. The Company is required to pay the amounts required to be paid under the head lease, the monthly total of which is approximately $7,000.

ITEM 3.   LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and is not aware of any contemplated legal proceedings to which it may be a party.

ITEM 4.   CONTROL OF COMPANY

As far as known to the Company, the Company is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table sets forth certain information, as at April 30, 2000, concerning
(i) persons that are the registered owners of, or are known by the Company to own beneficially, directly or indirectly, more than 10% of the outstanding Shares and (ii) beneficial ownership of Shares by all directors and officers of the Company, as a group:


================================================================================
   Identity of Holder         No. of Common Shares         Percentage of Class
================================================================================
 CDS & Co.(1)                     15,899,947                       52.6%
--------------------------------------------------------------------------------
 Allen Bain(2)                     4,315,555                       14.5%
--------------------------------------------------------------------------------
 Directors & Officers as           5,586,289                       18.8%
  a Group(8 persons)(3)
================================================================================

(1)   The Company is unaware of the beneficial owner of these Shares.
(2)   Includes 4,315,555 Shares subject to escrow restrictions. See "Item 14
      - Description of Securities to be Registered - Escrow Shares".
(3)   Includes 4,682,222 Shares subject to escrow restrictions. See "Item 14
      - Description of Securities to be Registered - Escrow Shares".

ITEM 5.   NATURE OF TRADING MARKET

The Shares are traded in Canada on the Canadian Venture Exchange and trade under the symbol "IMM". The following table sets out for each of the periods indicated the market price range and the trading volume on the Canadian Venture Exchange (or its predecessor, the Vancouver Stock Exchange, if prior to November 29, 1999) of the Shares for each quarterly period since January 1, 1998:

================================================================================
                                      High     Low                 Volume
   Year     Quarterly Summary          ($)     ($)            (Common Shares)
--------------------------------------------------------------------------------
   2000     First Quarter             3.70     0.17             56,167,525
   1999     Fourth Quarter            0.20     0.13              1,223,446
            Third Quarter             0.26     0.13              2,080,784
            Second Quarter            0.33     0.09              6,412,305
   1998     First Quarter             0.19     0.08              2,230,648
            Fourth Quarter            0.24     0.11              3,684,844
            Third Quarter             0.25     0.09              1,964,582
            Second Quarter            0.34     0.04              8,593,540
            First Quarter             0.04     0.02                445,167
================================================================================

The closing price of the Shares on the Canadian Venture Exchange on Friday, April 28, 2000 was $1.05.

There is no active trading market for the Shares in the United States, although United States residents may purchase Shares. The following table indicates the approximate number of record holders of Shares at September 30, 1999, the number of record holders of Shares with United States addresses and the portion and percentage of Shares so held in the United States. On such date, 27,939,465 Shares were outstanding.

================================================================================
 Total Number          Number of U.S.   Shares Held in         Percentage of
  of Holders             Holders           the U.S.                Shares
--------------------------------------------------------------------------------
    166                      62            1,865,676                  6.7%
================================================================================

Depositories, brokerage firms and financial institutions hold a substantial number of the Shares in "street names". Based upon enquiries made by the Company, management of the Company estimates that the total number of beneficial holders of Shares exceeds 702, of which approximately 42 are U.S. persons.

The Company is not aware of the distribution of any warrants to U.S. residents. United States residents may beneficially own Shares or warrants held of record by non-United States residents.

ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Shares, other than withholding tax requirements. See "Item 7 - Taxation".

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Shares (the "Voting Shares"), other than are provided in the Investment Canada Act (Canada) (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act (the "WTOA Act"). The Investment Act generally prohibits implementation of a reviewable investment by an individual, government, or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian", as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Voting Shares of the Company by a non-Canadian (other than a "WTO Investor", as defined below) would be reviewable under the Investment Act if it were an investment to acquire control of the Company and the company was not, immediately prior to the implementation of the investment, controlled by a WTO investor, and the value of the assets of the Company were $5.0 million or more. An investment in Voting shares of the Company by a WTO investor would be reviewable under the Investment Act if it were an investment to acquire direct control of the company, and the value of the assets of the Company equaled or exceeded $184 million (threshold amount for 1999). A non-Canadian, whether a WTO Investor or otherwise, would acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the Voting Shares of the Company. The acquisition of less than a majority, but at least one-third of the Voting Shares of the Company, would be presumed to be an acquisition of control of the Company unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the Voting Shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member other than Canada. A corporation or other entity will be a WTO Investor if it is a "WTO Investor-controlled entity" pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member.

Certain transactions involving Voting Shares of the Company would be exempt from the Investment Act, including:

   (a) an acquisition of Voting Shares of the Company if the acquisition were made in connection with the person's business as a trader or dealer in securities;
   (b) an acquisition or control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for the purpose related to the provisions of the Investment Act; and
   (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

ITEM 7.   TAXATION

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of income taxes, including withholding provisions to which United States security holders who are non-residents of Canada are subject under existing laws and regulations of Canada and the United States; the consequences, if any, of state and local taxes are not considered. Security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own taxes. The Company has not paid dividends on the Shares in any of its last five fiscal years, and has no plans to pay dividends in the immediate future. For additional particulars, see "Item 8 - Selected Financial Data - Dividend Policy".

Canadian federal tax legislation would require a 25% withholding from any dividends paid or deemed to be paid to the Company's non-resident shareholders. However, a company resident in the United States that beneficially owns at least 10% of the voting stock of the Company would have this rate reduced to 5% through the tax treaty between Canada and the United States. The rate of Canadian non-resident withholding may not exceed 15% of the dividend in the case of United States shareholders other than as described above. The amount of stock dividends paid to non-residents of Canada would be subject to withholding tax at the same rate as cash dividends. The amount of a stock dividend (for tax purposes) would be equal to the amount by which the stated capital of the Company had increased by reason of the payment of such a dividend. Interest paid or deemed to be paid on the Company's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

A non-resident holder is not subject to tax in Canada in respect of a capital gain realized upon the disposition of a Share unless the Share represents "taxable Canadian property" to the holder thereof. The Shares will be considered taxable Canadian property to a non-resident holder only if:

(a)  the non-resident holder;
(b) persons with whom the non-resident holder did not deal at arm's length; or
(c) the non-resident holder and persons with whom he did not deal at arm's length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five year period preceding the disposition. In the case of a non-resident holder to whom Shares represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such Shares by reason of the Treaty unless:

(a) the value of such Shares is derived principally from real property (including resource property) situated in Canada,
(b) they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition; or
(c)  the holder is a U.S. LLC which is not subject to tax in the U.S.

If subject to Canadian tax on such a disposition, the taxpayer's capital gain (or capital loss) from a disposition is the amount by which the taxpayer's proceeds of distribution exceed (or are exceeded by) the aggregate of the taxpayer's adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the "taxable capital gain" is equal to three quarters of the capital gain.

This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Shares and no opinion or representation with respect to the United Sates federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders are urged to consult their own tax advisors with respect to their particular circumstances.

ITEM 8.   SELECTED FINANCIAL DATA

The Company has a limited history of operations and has not generated any operating revenues. The following table sets forth selected financial data for the Company which has been derived from the audited financial statements of the Company. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. This information should be read in conjunction with the Company's Financial Statements and "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations" herein for a discussion of those factors affecting comparability of the data in the following table.

The following financial data is expressed in Canadian dollars as used in the Company's financial statements. The exchange rate for conversion to US dollars is detailed in "Currency Exchange Rates".

--------------------------------------------------------------------------------
                             SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------


                            Nine            Nine                                  Fiscal Year Ended December 31
                            Months          Months
                            Ended           Ended
                            Sept. 30,       Sept. 30
                            1999            1998             1998             1997            1996             1995         1994
----------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:

REVENUE
Interest                 $     6,215     $        539     $        912     $      1,387     $   18,016     $     ---     $     ---
Grant and Miscellaneous        5,088              ---                                            1,667           ---           ---
                           ---------      -----------      -----------      -----------      ---------      --------      --------
                              11,303              539              912            1,387         19,683           ---           ---
----------------------------------------------------------------------------------------------------------------------------------

EXPENSES
 General and                 175,947           86,271          166,855          147,618        476,943       286,233       294,617
  Administrative and
  Interest
 Research and Development    159,183           24,407           31,055           77,548        348,734       370,211       367,237
                           ---------      -----------      -----------      -----------      ---------      --------     --------
                             335,130          110,678          197,910          225,166        825,677       656,444       661,854
----------------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE UNDERNOTED       323,827          110,139          196,998          223,779        805,994       656,444       661,854
ITEMS
 Loss (gain) on
  disposition of capital
  assets                         ---              ---            4,673              ---            ---           ---        (1,256)
 Loss on disposition of
  intangible assets              ---              ---              ---           38,965            ---           ---          ---
 Write-down of intangible
  assets                         ---              ---              ---              ---         60,180           ---       28,580
 Refundable Investment
  Tax Credit                     ---              ---              ---              ---        (40,500)       (97,000)    (196,000)

NET LOSS                     323,827          110,139          201,671          262,744        825,674        559,444      493,178

DEFICIT, BEGINNING         2,669,376        2,467,705        2,467,705        2,204,961      1,359,357        799,913      306,735
----------------------------------------------------------------------------------------------------------------------------------

NET MONETARY
LIABILITIES ACQUIRED             ---              ---              ---              ---         19,930(1)         ---          ---
----------------------------------------------------------------------------------------------------------------------------------

DEFICIT, ENDING          $ 2,993,203       $2,577,844       $2,669,376       $2,467,705     $2,204,961     $1,359,357    $ 799,913
---------------------=============================================================================================================
Net Loss per
 Common Share            $     0.014       $    0.005       $    0.010       $    0.013     $    0.048     $    0.053    $   0.214
---------------------=============================================================================================================
Weighted Average
 Number of
 Outstanding Shares       23,010,972       20,370,452       20,137,118       19,970,452     17,360,000     10,522,000    2,305,635
---------------------=============================================================================================================
BALANCE SHEET DATA:
Current Assets           $   737,940      $    59,930      $    87,606      $    10,586     $  244,865     $  355,905    $ 407,469
Capital Assets                33,887            3,282              ---           12,988         16,566         17,025       21,957
Other Assets                     ---              ---              ---              ---            ---         55,506       94,261
Intangible Assets            158,017          136,818          147,462          143,609        204,074        253,606      210,959

LIABILITIES              $   106,682      $   95,084       $   137,654      $    32,098     $   67,676     $   775,785   $ 993,654

SHARE CAPITAL            $ 3,816,365      $2,682,790       $ 2,712,790      $ 2,602,790     $2,602,790     $1,265,614    $ 504,905
SHARES TO BE ISSUED      $       ---      $      ---       $    54,000      $       ---     $      ---     $      ---    $     ---
DEFICIT                  $ 2,993,203      $2,577,844       $ 2,669,376      $ 2,467,705     $2,204,961     $1,359,357    $ 799,913
----------------------------------------------------------------------------------------------------------------------------------

                            Nine            Nine                                  Fiscal Year Ended December 31
                            Months          Months
                            Ended           Ended
                            Sept. 30,       Sept. 30
                            1999            1998             1998             1997            1996             1995         1994
----------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
Loss - Canadian GAAP     $   323,827      $  110,139       $   201,671      $   262,744     $   825,674    $  559,444    $ 493,178
Add stock-based
 compensation                135,556             ---           162,000              ---         121,722           ---          ---
Add reverse
 acquisition costs               ---             ---               ---              ---         155,875           ---          ---
                     -------------------------------------------------------------------------------------------------------------
Loss - U.S. GAAP         $   459,383      $  110,139       $   363,671      $   262,744     $ 1,103,271    $  559,444    $ 493,178
                     -------------------------------------------------------------------------------------------------------------
DEFICIT
Beginning, U.S. GAAP       3,108,973       2,745,302         2,745,302        2,482,558       1,379,287(1)    799,913      306,735
                     -------------------------------------------------------------------------------------------------------------
Ending, U.S. GAAP          3,568,356       2,855,441         3,108,973        2,745,302       2,482,558     1,359,357      799,913
                     =============================================================================================================
Loss per Share,
 U.S. GAAP               $      0.03      $     0.01       $     0.02       $      0.02     $      0.09    $     0.07    $    0.32
                     =============================================================================================================
Weighted Average
 Number of
 Outstanding Shares       17,444,305      14,803,785       14,570,451        14,403,785     11,943,333      7,522,000    1,557,690
                     =============================================================================================================
BALANCE SHEET DATA:
Share Capital
Canadian GAAP              3,816,365       2,682,790        2,712,790         2,602,790      2,602,790      1,265,614      540,905
U.S. GAAP                  4,386,616       2,955,485        3,147,485         2,875,485      2,875,485      1,265,614      540,905

DEFICIT, ENDING
Canadian GAAP              2,993,203       2,577,844        2,669,376         2,467,705      2,204,961      1,359,357      799,913
U.S. GAAP                  3,568,356       2,855,441        3,108,973         2,745,302      2,482,558      1,359,357      799,913
==================================================================================================================================

  (1) On April 24, 1996, BCFC, a public company, and Immune Network amalgamated and continued as the Company. Pursuant to the Amalgamation, the former shareholders of BCFC received 4,263,309 Shares on a 2 new for 3 old basis of the amalgamated company and the former shareholders of Immune Network received 12,731,319 Shares on a 4 new for 3 old basis of the amalgamated company. As a result, the shareholders of Immune Network owned more than 50% of the amalgamated company. This business combination is considered a reverse acquisition of BCFC by Immune
       Network and a recapitalization of Immune Network. Accordingly, the prior year financial figures presented in the Financial Statements reflect the accounts of Immune Network at their historical carrying amounts.
  (2) Beginning deficit in 1996 was adjusted for net monetary liabilities acquired of $19,930. Detail is provided in Note 1 to the Financial Statements.

Under accounting principles generally accepted in the United States ("U.S. GAAP"), stock based compensation to non-employees must be recorded at the fair market value of the options granted. This compensation, determined using a black-Scholes pricing model, is expenses over the vesting periods of each option grant. For the purposes of reconciliation to U.S. GAAP, the Company would record additional compensation expense of $135,556 in the nine months ended September 30, 1999, $162,000 in 1998 and $121,722 in 1996, in respect of options granted to non-employees.

U.S. GAAP also requires escrow shares to be treated as contingent shares and as such they are not included as outstanding shares for the purpose of calculating basic earnings per share, but are included in the calculation of diluted earnings per share if dilutive. When released from escrow, the fair market value of these shares will be recognized as compensatory benefit and will be charged to income.

Under U.S. GAAP, costs incurred in connection with the reverse acquisition in 1996 totaling $155,875, net of cash received from the acquisition of $15,028, must be charged to expense.

As at December 31, 1998 there were 5,566,667 Shares held in escrow pursuant to the terms of an escrow agreement dated December 7, 1995 among the Company, Montreal Trust Company of Canada, as escrow agent, and the holders of the Shares. The Shares may be released from escrow on a pro rata basis in accordance with a prescribed formula based upon cumulative cash flow. No escrow Shares have been released to date. Reference should be made to "Item 14 - Description of Shares to be Registered".

To date, the Company has not paid any dividends on the Shares and it does not expect to pay dividends in the foreseeable future.

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles, as applied to the Company, conform in all material respects to U.S. GAAP, except as disclosed in Note 14 to the Financial Statements. For a comparison of these differences between Canadian GAAP and U.S. GAAP, see Note 14 to the Financial Statements.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General
-------

The following discussion and analysis should be read in conjunction with the Financial Statements and related notes. The Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. A discussion of differences between Canadian and United States generally accepted accounting principles is provided in Note 14 to the Financial Statements.

Since incorporation of Immune Network as a biotechnology company, the Company has devoted its fiscal resources primarily to fund its research and development programs. The Company's business remains at an early stage of development and has been unprofitable. The Company expects to incur additional losses for the next several years as it invests in product research and development, preclinical studies and clinical trials, and regulatory compliance. The Company's business is subject to significant risks, including uncertainties associated with the regulatory approval process and with obtaining and enforcing patents. See "Item 1 - Description of Business - Risk Factors".

Subsequent to September 30, 1999, the Company completed a non-brokered private placement raising net proceeds of $318,000, and completed a brokered private placement of special warrants raising net proceeds of $7,791,911, after deducting the expenses of the offering of $708,088 (see "Description of Business
- Business of the Company" and "Options to Purchase Securities from the Company"). Subsequent to September 30, 1999 and up to April 30, 2000, the Company received $454,685 from the exercise of stock options. In addition, 180,000 share purchase warrants exercisable at $0.15 per share expired, unexercised, on December 2, 1999. In June 2000, a shareholder of the Company exercised its right to convert its loan to the Company in the principal amount of $50,000 into 200,000 Shares, at a conversion price of $0.25 per Share.

Liquidity and Capital Resources
-------------------------------

The Company has financed its operations primarily through equity financings, government grants and tax credits. From January 1, 1994 to December 31, 1998, the Company received approximately $2,712,790 in net proceeds from the sale of equity securities.

The Company has material financial commitments under the Bridge Pharma Agreement and Bridge Pharma Addendum, and the CroMedica Agreement (see "Item 1 - Description of Business - Material Agreements - Bridge Pharma, Inc." and "Item 1
- Description of Business - Material Agreements - CroMedica Global Inc."). The Company is still negotiating the terms of the license agreement with the University of British Columbia (see "Item 1 - Description of Business - Material Agreements - University of British Columbia"), and does not expect the license fee and other amounts to be payable under the proposed agreement to be material.

The Company does not anticipate revenues from product sales for the foreseeable future. Over the next several years, through preclinical development and the early clinical stages of development, the Company expects to derive its sources of funding primarily from equity financing. Additional funding may be obtained through interest income. The long term sustainability of the Company is expected to be achieved through collaborative and licensing arrangements and the creation, development and ultimate disposition of intellectual property. Although no such arrangements have yet been negotiated, it is likely that all or a portion of the payments that may be received under such agreements will be conditional upon the Company reaching developmental milestones. As much as possible, the disposition of intellectual property is intended to be carried out so as to ensure an appropriate balance between future earnings potential and current liquidity.

Nine Month Period Ended September 30, 1999

In February 1999 the Company completed a non-brokered private placement of 360,000 units at $0.15 per unit, each unit consisting of one Share and one share purchase warrant exercisable for one year to purchase one additional Share at $0.15. In July 1999 the Company completed two non-brokered private placements raising gross proceeds of $942,977. In connection with these private placements, a total of 6,286,513 share purchase warrants were issued, each warrant exercisable to purchase one Share at $0.15 in the first year and $0.18 in the second year. During the period the Company also raised $116,175 from the exercise of options ($93,750) and warrants ($22,425).

There were no material commitments for capital expenditures as at September 30, 1999.

Year Ended December 31, 1998

During Fiscal 1998, the Company completed a private placement of 400,000 units for total proceeds of approximately $80,000. Each unit consisted of one Share and one share purchase warrant exercisable for one year to purchase one Share at $0.20. At December 31, 1998, the Company had a working capital deficit of approximately $48. During the year the Company disposed of all of its capital assets consisting of laboratory and office equipment to a private company. The Company determined that its assets were no longer necessary in view of its contract with ImmPheron under which ImmPheron was required to conduct preclinical trials. The Company recognized a loss on the disposition of $4,673. There was no material commitments for capital expenditures as at December 31, 1998.

Year Ended December 31, 1997

There were no share capital transactions during Fiscal 1997.

Year Ended December 31, 1996

During Fiscal 1996, the Company raised approximately $572,620 pursuant to a private placement of 1,590,611 at $0.36 per Share. This financing was done before the amalgamation of Immune Network and BCFC on April 24, 1996. The Company raised an additional $825,000 in a post-amalgamation private placement of 1.5 million units, each unit consisting of one Share and one share purchase warrant exercisable for one year to purchase one Share at $0.55.

Results of Operations
---------------------

Nine Month Period Ended September 30, 1999

Beginning June 1999 the Company resumed research activities for Antibody 1F7 which included the completion of viral load testing on blood samples from previous studies and the compilation of existing data in preparation for regulatory review. During 1998 research activities had been scaled down due to lack of funding and staff to carry out research.

During the second-half of Fiscal 1999, the Company exercised its option to license the Alzheimer drug candidates (see "Item 1 - Description of Business - Material Agreements - University of British Columbia") and entered into a joint venture agreement regarding the development of a new asthma therapeutic (see "Item 1 - Description of Business - Material Agreements - Bridge Pharma, Inc."). The Company carried out research in the form of due diligence on these technologies and also began preparations for clinical testing of the Alzheimer Disease Project (AD2).

During the nine month ended September 30, 1999, the Company reported a net loss of $323,827 ($0.014 per Share) as compared to $110,139 ($0.005 per Share) for the same period in 1998. For the nine months ended September 30, 1999 the Company expended $159,183 on its research activities as compared to $24,407 during the nine months ended September 30, 1998. The increase in research and development expenditures was primarily due to the commencement of the Alzheimer disease project in July 1999 and costs incurred prior to commencement of the Asthma joint venture, which required the Company to increase its staff and space, and to enhance its infrastructure (website), which directly attributed to increases in salaries and benefits ($65,506), consultants ($34,957), rent ($10,485) and computer support and maintenance ($24,607). For the nine months ended September 30, 1999, the Company expended $175,947 in its administrative activities as compared to $86,271 during the nine months ended September 30, 1998. The increase in administrative expenses was primarily due to increase in salaries and benefits ($42,494) as related to management change and hiring of staff, legal and accounting ($35,236), computer support and maintenance ($8,212), and interest ($4,500) on shareholder's loan.

At October 1, 1999, management revised the estimated useful lives of its technology and license from 17 years to an estimated remaining life of five years and from 20 years to an estimated remaining life of 5 years for patents, after considering such factors as the competition levels and the rate of technological change in those areas where the Company's technologies are focused, the Company's present stage of development of its research activities and the accounting practices of comparable companies in similar stages of development. This change in estimate will be accounted for on a prospective basis and will result in additional amortization expense for the quarter ended December 31, 1999 of approximately $10,000 and approximately an additional $20,000 amortization expense for the year ending December 31, 2000.

Year Ended December 31, 1998

During Fiscal 1998, the Company reported a net loss of $201,671 ($0.010 per Share) as compared to $262,744 ($0.013 per Share) during Fiscal 1997. During Fiscal 1998, the Company expended $31,055 in its research activities as compared to $77,548 during Fiscal 1997. The decrease in research expenditures in 1998 was attributable to the research agreement between the Company and ImmPheron, Inc. during the fourth quarter of 1997 wherein ImmPheron Inc. was required to fund US$81,000 towards a live animal trial of the Antibody 1F7 program in 1998 in order to earn its 50% interest. For Fiscal 1998, the Company expended $166,855 in its administrative activities as compared to $147,618 during Fiscal 1997. Advertising expense increased by $31,076 as the Company increased its advertising expenditures in 1998 in an effort to raise capital to fund further operations. The Company entered into an investor relations contract with an arm's length party in August 1998 at a fee of $4,000 per month. The contract was terminated in December of 1998 due to reduced cash flow. In addition, the Company took out several advertisements in an attempt to raise capital. Legal fees decreased by $26,424 (from $28,243 to $1,819) and accounting fees decreased by $4,265 (from $20,044 to $15,779), as considerable fees were incurred in 1997 as related to a proposed asset sale. During the year, the Company disposed of all of its capital assets consisting of laboratory and office equipment to a private company. The Company determined that its assets were no longer necessary in view of its contract with ImmPheron Inc. The Company recognized a loss on the disposition of $4,673.

Year Ended December 31, 1997

During Fiscal 1997, the Company reported a net loss of $262,744 ($0.013 per Share) as compared to $825,674 ($0.048 per Share) during Fiscal 1996. Included in the net loss figure for Fiscal 1997 was a $38,965 loss arising upon the finalization of a sale to a minority shareholder of technologies, comprised of a patent and two patent applications, no longer being pursued by the Company (see discussion under "Year Ended December 31, 1996"). During Fiscal 1997, the Company expended $147,618 on administrative expenses as compared to $476,943 during Fiscal 1996. The significant decrease in administration expenses was attributable to costs associated with the amalgamation in Fiscal 1996 of Immune Network and BCFC and scaled back its expenditures in 1997 due to cash flow considerations.

Advertising expense decreased by $20,196, and of the $24,369 incurred for advertising in 1996, approximately $16,500 was paid to an arm's length party for public relations in connection with an AIDS conference held in Vancouver. The balance was paid pursuant to an investor relations contract. Legal fees increased by $11,171 (from $17,072 to $28,243) relating largely to a proposed sale of assets of the Company which was ultimately abandoned in 1997.
Accounting fees decreased by $18,320 (from $38,364 to $20,044). The 1996 accounting fees represent higher audit fees associated with the Company's amalgamation.

During Fiscal 1997, the Company expended $77,548 in its research activities as compared to $348,734 during Fiscal 1996. This decrease of $271,186 in research and development expenditures can be primarily attributed to the decrease in scientific collaboration ($83,310), research salaries and benefits ($88,883) and consulting fees ($69,113).

Year Ended December 31, 1996

During Fiscal 1996, the Company reported a net loss of $825,674 ($0.048 per Share) as compared to $559,444 ($0.053 per Share) during Fiscal 1995. Included in the December 31, 1996 figure was $60,180 in a write-down of intangible assets. During 1996 the Company decided to change its focus and devote its resources to its most promising technology, antibody 1F7. Accordingly, the Company reviewed the costs associated with those technologies no longer being pursued and wrote them down by $60,180 to their estimated net realizable value.

This estimate was based on preliminary discussions with a minority shareholder who expressed an interest in acquiring these technologies.

In 1997 the Company concluded its transaction with the minority shareholder resulting in a further write-down of $38,965.

During Fiscal 1996, the Company expended $348,734 ($370,211 in 1995) in research activities, and $476,943 ($286,233 in 1995) in administration expenses. The significant increase in administration expenses from Fiscal1995 to Fiscal 1996 ($190,710) was attributable to the costs associated with the amalgamation of Immune Network and BCFC.

ITEM 9A.     MARKET RISK

Interest Rate Risk

In June 2000, a shareholder of the Company exercised its right to convert its loan to the Company in the principal amount of $50,000 into 200,000 Shares, at a conversion price of $0.25 per Share. The Company was subject to interest rate risk on the $50,000 shareholder loan, which carried a fixed annual rate of 12%.

Foreign Currency Risk

The Company reports its financial position and results of operations in Canadian dollars in its annual financial statements. The Company's operations result in exposure to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results of operations. The Company does not currently take any steps to hedge against currency fluctuations.

The Company's primary exposure risk is due to fluctuations in the US dollar.
For the nine months ended September 30, 1999, a uniform 10% strengthening in the value of the US dollar relative to the Canadian dollar would result in an increase in the loss and cash outflow of $5,139 due to the settlement of accounts payable and transactions which are denominated in US dollars. For the year ended December 31, 1998, a uniform 10% strengthening in the value of the US dollar relative to the Canadian dollar would result in an increase in loss and cash outflow of $2,680 due to the settlement of accounts payable and transactions which are denominated in US dollars.

ITEM 10.    DIRECTORS AND OFFICERS OF THE COMPANY

As at April 30, 2000, the directors and executive officers of the Company, the positions held by them and the period during which they have served as a director or executive officer are as follows:

================================================================================
     Name             Position                              Period Served
--------------------------------------------------------------------------------
Allen I. BainAC     President, Chief Executive Officer  Since May 14, 1999
                    and Director
--------------------------------------------------------------------------------
Robert J. GaytonAC  Director                            Since May 31, 1994
--------------------------------------------------------------------------------
Oh Kim Sun          Director                            Since January 25, 2000
--------------------------------------------------------------------------------
Donald R. RixAC     Director                            Since June 24, 1996
--------------------------------------------------------------------------------
Ronald G. Paton     Corporate Secretary                 Since June 10, 1999
--------------------------------------------------------------------------------
Ron Kertesz         Commercial Director(1)              Since June 29, 1999
--------------------------------------------------------------------------------
Danny Lowe          Controller                          Since June 29, 1999
--------------------------------------------------------------------------------
Mario Kasapi        Manager of Business Development     Since September 15, 1999
================================================================================
(AC)     Member of the audit committee of the Company.
(1)      Executive officer position (not a director of the Company).

Each director's term of office expires at the Company's next annual general meeting. The term of office for the Company's executive officers and members of the audit committee expires at its next annual general meeting. The board of directors appoints the Company's executive officers and the audit committee for the ensuing year following each annual general meeting.

ITEM 11.    COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate amount of compensation paid by the Company during Fiscal 1998 to all officers and directors, as a group, for services in all capacities was $40,208.

None of the Company's directors and officers have received any manner of compensation for services provided in their capacity as directors or officers during the Company's most recently completed financial year with the exception of stock options granted to certain directors and officers of the Company (see "Item 12 - Options to Purchase Securities from the Company").

ITEM 12.    OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY

Incentive Stock Options

As at April 30, 2000, the Company had outstanding incentive stock options pursuant to which an aggregate of 1,405,500 Shares may be purchased from the Company as follows:

================================================================================
    Optionees         Exercise Price ($)     Expiry Date     Shares Under Option
================================================================================
Gunnar Aberg              $0.40           January 24, 2005         200,000
--------------------------------------------------------------------------------
Rupinder Bagri            $0.40           January 24, 2005          20,000
--------------------------------------------------------------------------------
Allen Bain                $0.40           January 24, 2005         100,000
                          $0.15           May 21, 2004             120,000
--------------------------------------------------------------------------------
Robert Gayton             $0.40           January 24, 2005          50,000
--------------------------------------------------------------------------------
Michael D. Grant          $0.15           May 19, 2003              50,000
--------------------------------------------------------------------------------
Mario Kasapi              $0.40           January 24, 2005         100,000
--------------------------------------------------------------------------------
Ron Kertesz               $0.40           January 24, 2005         100,000
                          $0.15           May 21, 2004              20,000
                          $0.23           July 25, 2004            160,000
--------------------------------------------------------------------------------
Danny Lowe                $0.40           January 24, 2005          50,000
--------------------------------------------------------------------------------
Clive Page                $0.23           June 9, 2004              80,500
--------------------------------------------------------------------------------
Ronald G. Paton           $0.40           January 24, 2005         100,000
--------------------------------------------------------------------------------
Brendan Payne             $0.23           July 25, 2004             10,000
--------------------------------------------------------------------------------
Ping Quin                 $0.23           July 25, 2004             20,000
--------------------------------------------------------------------------------

Page 45
================================================================================
    Optionees         Exercise Price ($)     Expiry Date     Shares Under Option
================================================================================
Matt Sadler               $0.23           July 25, 2004             25,000
--------------------------------------------------------------------------------
Talieh Shakrokhi          $0.40           January 24, 2005          15,000
                          $0.23           July 25, 2004             25,000
--------------------------------------------------------------------------------
Oh Kim Sun                $0.40           January 24, 2005         100,000
--------------------------------------------------------------------------------
Michelle Wong             $0.40           January 24, 2005          20,000
--------------------------------------------------------------------------------
Stephanie Yip             $0.40           January 24, 2005          25,000
--------------------------------------------------------------------------------
Alexander Zolotoy         $0.40           January 24, 2005          15,000
================================================================================

A total of 900,000 stock options are held by directors and executive officers of the Company.

All of the stock options are non-transferable and terminate on the earlier of the expiry date or the 30th day following the day on which the optionee ceases to be eligible to hold stock options pursuant to the applicable Canadian Venture Exchange policy.

Share Purchase Warrants

As at April 30, 2000, share purchase warrants were outstanding entitling the holders to purchase a total of 6,286,513 Shares as follows:

    ======================================================================
    Number of Warrants            Exercise Price            Expiry Date
    ======================================================================
       6,286,513(1)               $0.15  1st year          July 13, 2000
                                  $0.18  2nd year          July 13, 2001
    ======================================================================

 (1) A total of 76,500 share purchase warrants are held by directors and executive officers of the Company.

Special Warrants

As at April 30, 2000, the Company has reserved 17,574,544 Shares for issuance at no additional cost upon exercise of special warrants, described as follows.

On January 24, 2000, the Company completed a private placement of 2,120,000 special warrants (the "January 2000 Special Warrants") at a price of $0.15 each. Each January 2000 Special Warrant will be converted into one unit comprised of one Share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one Share (for a total of 2,120,000 Shares) at a price of $0.15 until January 23, 2001 and at $0.17 from January 24, 2001 until January 23, 2002.

On March 9, 2000, the Company completed a private placement of 15,454,544 special warrants (the "March 2000 Special Warrants") at a price of $0.55 each. Upon the exercise or deemed exercise of the March 2000 Special Warrants, each March 2000 Special Warrant will be converted into one unit comprised of one Share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one Share (for a total of 7,727,272 Shares) at a price of $1.40 until September 8, 2001. An additional 2,318,181 Shares, including an additional 772,727 Shares issuable upon exercise of the share purchase warrants, are reserved for issuance upon the exercise or deemed exercise of the March 2000 Special Warrants in the event that receipts for a prospectus are not obtained from the Securities Commissions in each of the Provinces of British Columbia, Alberta, Ontario and Quebec qualifying the distribution of the securities upon exercise of the March 2000 Special Warrants by July 7, 2000. The March 2000 Special Warrants are identical in all respects and subject to the terms of a special warrant indenture dated March 9, 2000, entered into between the Company and Montreal Trust Company of Canada, as trustee (the "Special Warrant Indenture"), and include the following terms and conditions:

1. no fractional Shares will be issued; holders of special warrants may be entitled to cash payment in respect of fractional entitlements;

2. the March 2000 Special Warrants, including the number of Shares issuable upon exercise or deemed exercise thereof, may be subject to adjustment upon the occurrence of certain stated events, including the subdivision or consolidation of Shares, certain distributions of Shares, or securities convertible into or exchangeable for Shares, or of other securities or assets of the Company, certain offerings of rights, warrants or options and certain capital reorganizations;

3. the holding of March 2000 Special Warrants will not give the holder rights as a shareholder of the Company; and

4. March 2000 Special Warrants may be exercised by the holder at any time to and until the earlier of 4:30 p.m. (Vancouver time) on the earlier of September 8, 2001 and the fifth business day following the date on which the final receipts issued by the applicable securities commissions for the prospectus qualifying the distribution of the units on exercise of the March 2000 Special Warrants (together with the agent's compensation options on exercise of the Agent's Special Warrants) have all been issued (the "Expiry Time"), and March 2000 Special Warrants not exercised by the Expiry Time shall, immediately prior to the Expiry Time, be deemed to have been exercised without any further action on the part of the holder.

For US GAAP accounting purposes, the proceeds of the special warrants received are allocated to the common shares and share purchase warrants based on their relative fair values. The fair value of the common shares will be equal to the quoted trading price of the common shares and the fair value of the share purchase warrants will be determined using the Black-Scholes pricing model. The total fair value of the common shares and the share purchase warrants will not exceed the gross proceeds received. For Canadian GAAP purposes, the proceeds are generally not allocated.

Agent's Special Warrants

The Company has issued 1,545,454 agent's warrants (the "Agent's Special Warrants") in relation to the sale of the March 2000 Special Warrants described above. Each Agent's Special Warrant is exercisable at no additional cost into one compensation option (the "Agent's Compensation Option"). Each Agent's Compensation Option will entitle the holder to acquire one unit (the "Agent's Unit") at a price of $0.55 each. Each Agent's Unit will be exercisable into one Share and one-half of one share purchase warrant (the "Agent's Unit Warrants"). Each whole Agent's Unit Warrant will entitle the holder to acquire one additional Share at a price of $1.40 each until September 8, 2001. All of the Agent's Special Warrants are identical in all respects and include the following terms and conditions:

1. no fractional Shares will be issued; the holder of the Agent's Special Warrants may be entitled to cash payment in respect of fractional entitlements;

2. the Agent's Special Warrants, including the number of Shares issuable upon exercise or deemed exercise thereof, may be subject to adjustment upon the occurrence of certain stated events, including the subdivision or consolidation of Shares, certain distributions of Shares, or securities convertible into or exchangeable for Shares, or of other securities or assets of the Company, certain offerings of rights, warrants or options and certain capital reorganizations;

3. the holding of Agent's Special Warrants will not give the holder rights as a shareholder of the Company; and

4. the Agent's Special Warrants may be exercised, for no additional consideration, at any time prior to the Expiry Time, and any Agent's Special Warrants not exercised by the Expiry Time shall, immediately prior to the Expiry Time, be deemed to have been exercised into agent's compensation options without any further action on the part of the holder.

The fair value of the warrants issued to the agent as compensation for the private placement of the 15,454,544 special warrants has been estimated at $480,000. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: a risk free interest rate of 6%; a dividend yield of 0%; a volatility factor of the expected market price of the Company's common stock of 1.084 and an average expected life of the warrant of
0.75 years.  This cost will be recorded as a share issue cost.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

To the knowledge of current management, no director or officer of the Company or any shareholder holding of record or beneficially, directly or indirectly, owning more than 10% of the issued and outstanding Shares, or any of their respective associates or affiliates or any relative or spouse of any of the foregoing who has the same home, has had any material interest, directly or indirectly, in any material transaction with the Company, or in any proposed material transaction, since January 1, 1996.

Pursuant to a Loan Agreement dated September 13, 1999, Allen I. Bain, President, CEO and a director of the Company, borrowed approximately $34,000 from the Company. Interest was charged on the principal sum outstanding in an amount equal to the rate of interest in effect from time to time as prescribed by Revenue Canada.

The Company subleases its office premises from Allen I. Bain, the President, CEO and a director of the Company. The sublease expires on May 31, 2001 and may be extended by the Company for an additional year. The Company is required to pay the amounts under the head lease required to be paid by Dr. Bain, the monthly total of which is approximately $7,000.

ITEM 14.     DESCRIPTION OF SECURITIES TO BE REGISTERED

The shares to be registered are the Company's common shares without par value.

As at April 30, 2000, the authorized capital of the Company consists of 100,000,000 Shares of which 30,233,965 were issued as fully paid and non-assessable. In addition, on such date, 37,432,010 Shares were reserved for issuance against the exercise of outstanding stock options and other rights to acquire Shares (see "Item 12 - Options to Purchase Securities from the Company").

Shares

The holders of Shares are entitled to vote at all meetings of shareholders of the Company, to receive dividends if and when declared by the directors, and subject to the rights of the holders of any Shares ranking in priority to or on parity with the Shares, to receive the remaining property and assets of the Company in the event of liquidation, dissolution or winding up of the Company. The Shares have no pre-emptive, redemption, purchase or conversion rights.
There are no sinking fund provisions in relation to the Shares and they are not liable to further calls or to assessment by the Company. The British Columbia Company Act provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than 3/4 of the votes cast in person or by proxy by holders of shares of that class.

The Company has not declared or paid any dividends on its outstanding Shares since its inception and does not anticipate that it will do so in the foreseeable future. The declaration of dividends is within the discretion of the Company's board of directors. The Company is limited in its ability to pay dividends on its Shares by limitations under British Columbia law relating to the sufficiency of profits from which dividends may be paid.

Escrow Shares

There are 5,566,667 Shares (the "Escrow Shares") deposited with Montreal Trust Company of Canada (the "Escrow Agent") pursuant to an escrow agreement dated December 7, 1995 (the "Escrow Agreement"). The Escrow Agreement provides that the Escrow Shares may not be traded in or released, nor may the Company, its transfer agent or escrow holder make any transfer or record of any trading of the Escrow Shares without the consent of the executive director of the British Columbia Securities Commission or, while the Shares are listed on the Canadian Venture Exchange, the consent of the Canadian Venture Exchange.

The release of the Escrow Shares is based upon a prescribed formula. Escrow Shares, while not freely tradeable, carry voting rights equal to those of all other Shares. While not freely tradeable, Escrow Shares may be transferred within escrow between principals of a listed company provided that consent is first obtained from the Canadian Venture Exchange. If a holder of Escrow Shares ceases to be a principal of the Company, such holder shall be entitled to retain ownership of the Escrow Shares and shall not be required to transfer same.

The Escrow Agreement provides that the Escrow Shares must be surrendered to the Company for cancellation:

(a) at the time of a major reorganization of the Company, if required as a condition of the consent to the reorganization by the Canadian Venture Exchange;

(b) where the Shares have been subject to a cease trade order issued under the British Columbia Securities Act for a period of two consecutive years; or

(c) April 24, 2006.

ITEM 15.   DEFAULTS UNDER SENIOR SECURITIES

           None.

ITEM 16.   CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
           SECURITIES

           None.

ITEM 17.   FINANCIAL STATEMENTS

The consolidated financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP is included therein. The Financial Statements filed as part of this Registration Statement are listed in "Item 19 - Financial Statements and Exhibits".

ITEM 18.   FINANCIAL STATEMENTS

           Not applicable.

ITEM 19.   FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

    The Financial Statements and related notes of the Company, as required under
    Item 17, comprise of the following:

    Auditors' Report dated February 12, 1999.

    Balance Sheets as of December 31, 1998 and 1997 .

    Statements of Operations and Deficit, and Schedules of Research and Development Costs for the years ended December 31, 1998, 1997 and 1996.

    Statements of Changes in Financial Position for the years ended December 31, 1998, 1997 and 1996.

    Notes to the Financial Statements.

    Unaudited financial statements for the nine month period ended September 30, 1999, with U.S. GAAP reconciliation.

(b) Exhibits

The following exhibits are filed as part of this Registration Statement.

(1) Corporate Documentation
    -----------------------

    The articles of incorporation and bylaws corresponding thereto currently in effect are as follows:

    1-1  Certificate of Amalgamation of the Company dated April 24, 1996(1);

    1-2 Form 21, Special Resolution, of the Company filed on March 14, 1997, with respect to an amendment to the articles of incorporation(2);

    1-3 Form 1, Memorandum, of the Company approved by the British Columbia Registrar of Companies May 2, 1995(3); and

    1-4  Articles of incorporation of the Company(4).

(2) Instruments Defining the Rights of Holders of Securities Being Registered
    -------------------------------------------------------------------------

    See Exhibit 1-4 above.

(3) Material Contracts
    ------------------

3-1  Escrow Agreement dated December 7, 1995(5);

3-2  Incentive Stock Option Agreements(6);

3-3 Licensing Agreement dated April 23, 1993 with the San Diego Regional Cancer Center (now known as the Sidney Kimmel Cancer Center);

3-4  Joint Venture Agreement, dated August 12, 1999, with Bridge Pharma, Inc.
     (7), together with Bridge Pharma Addendum dated April 4, 2000;

3-5  Executive Employment Agreement, dated May 21, 1999, with Allen Bain(8);

3-6  Services Agreement, dated May 21, 1999, with Ron Kertesz(9);

3-7  Services Agreement, dated June 1, 1999, with Danny Lowe(10);

3-8  Loan Agreement, dated September 13, 1999, with Allen Bain(11);

3-9  Purchase Agreement, dated December 20, 1999, with ImmPheron, Inc.(12);

3-10 Option Agreement, dated February 3, 2000, with Meditech Pharmaceuticals
     Inc.(13);

3-11 CroMedica Agreement, entered into March 27, 2000, with CroMedica Global,
     Inc.;

3-12 CroMedica Debenture, issued on March 27, 2000;

3-13 Special Warrant Indenture, dated March 9, 2000, with Montreal Trust Company of Canada(14); and

3-14 Share Purchase Warrant Indenture, dated March 9, 2000, with Montreal Trust
     Company of Canada.

(1)  Filed as exhibit 1-1 to the Company's Registration Statement on Form
     20-F (File No. 0-27883 filed on October 29, 1999).
(2)  Filed as exhibit 1-2 to the Company's Registration Statement on Form
     20-F (File No. 0-27883 filed on October 29, 1999).
(3)  Filed as exhibit 1-3 to the Company's Registration Statement on Form
     20-F (File No. 0-27883 filed on October 29, 1999).
(4)  Filed as exhibit 1-4 to the Company's Registration Statement on Form
     20-F (File No. 0-27883 filed on October 29, 1999).
(5)  Filed as exhibit 3-1 to the Company's Registration Statement on Form
     20-F (File No. 0-27883 filed on October 29, 1999).
(6) The portion of this Exhibit predating October 29, 1999 was previously filed as exhibit 3-2 to the Company's Registration Statement on Form 20-F (File No. 0-027883 filed on October 29, 1999), and a portion of this Exhibit dated after October 29, 1999 but predating April 12, 2000 was previously filed as exhibit 3-2 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000).
(7) Filed as exhibit 3-4 to the Company's Registration Statement on Form 20-F/A (filed on April 17, 2000).
(8)  Filed as exhibit 3-9 to the Company's Registration Statement on Form
     20-F (File No. 0-27883 filed on October 29, 1999).
(9) Filed as exhibit 3-6 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000).
(10) Filed as exhibit 3-7 to the Company's Registration Statement on Form 20-F/A (File No. 0-027883 filed on April 17, 2000).
(11) Filed as exhibit 3-10 to the Company's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).
(12) Filed as exhibit 3-9 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000).
(13) Filed as exhibit 3-10 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000).
(14) Filed as exhibit 3-13 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000).

IMMUNE NETWORK RESEARCH LTD.
(A DEVELOPMENT STAGE ENTERPRISE)
INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 1999
-------------------------------------------------------------------------------


IMMUNE NETWORK RESEARCH LTD.
Amalgamated under the Company Act of British Columbia
INTERIM  BALANCE SHEETS
(unaudited - prepared by management)
(expressed in Canadian Dollars)
                                                         As at September 30
                                                     --------------------------
                                                         1999          1998
-------------------------------------------------------------------------------
ASSETS

Current
  Cash and cash equivalents                        $   632,609      $   59,493
  Accounts Receivable                                   11,861               0
  Deposits & prepaid expenses                           93,470             437
-------------------------------------------------------------------------------
                                                       737,940          59,930
Capital assets                                          33,887           3,282
  Patents, license and technology                      158,017         136,818
-------------------------------------------------------------------------------
                                                   $   929,844      $  200,030
===============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
  Accounts payable and accrued liabilities         $   56,682       $   45,084
-------------------------------------------------------------------------------
                                                       56,682           45,084

  Shareholder loan                                     50,000           50,000

Share Capital
  Authorized
    100,000,000 common shares without par value
  Issued
    20,370,452 at Sept 30, 1998
    27,939,465 at Sept 30, 1999                     3,816,365        2,682,790
Deficit                                            (2,993,203)      (2,577,844)
-------------------------------------------------------------------------------

                                                   $  929,844       $  200,030
===============================================================================

On behalf of the Board:




    /s/ Allen I. Bain                               /s/ Robert J. Gayton
-----------------------                         --------------------------
Allen I. Bain, Director                         Robert J. Gayton, Director

IMMUNE NETWORK RESEARCH LTD.
(A DEVELOPMENT STAGE ENTERPRISE)
INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 1999
-------------------------------------------------------------------------------

IMMUNE NETWORK RESEARCH LTD.
INTERIM STATEMENT OF OPERATIONS AND DEFICIT
(unaudited - prepared by management)
(expressed in Canadian Dollars)

                                                From inception
                                                (Feb 25, 1991 to
                                                 Sept. 30, 1999)
                                                                        For the Nine Months ended Sept 30
                                                                  ------------------------------------------
                                                                               1999              1998
------------------------------------------------------------------------------------------------------------
Expenses
  Research and development                         1,719,606                159,183            24,407
  Less grants and refundable
   investment tax credits                           (496,267)                (5,088)                -
------------------------------------------------------------------------------------------------------------
                                                   1,223,339                154,095            24,407
  General and administrative and interest          1,652,437                175,947            86,271
------------------------------------------------------------------------------------------------------------
                                                   2,875,776                330,042           110,678
------------------------------------------------------------------------------------------------------------

Loss before other items                            2,875,776                330,042           110,678
------------------------------------------------------------------------------------------------------------

Other items:
  Interest income                                    (33,645)                (6,215)             (539)
  Write down of intangible assets                     88,760                      -                 -
  Loss on disposition of capital
   and intangible assets                              42,382                      -                 -
------------------------------------------------------------------------------------------------------------
                                                      97,497                 (6,215)             (539)
------------------------------------------------------------------------------------------------------------

Loss for the period                                2,973,273                323,827           110,139

Deficit, Beginning of Period                               -              2,669,376         2,467,705
------------------------------------------------------------------------------------------------------------

Net monetary liabilities acquired                     19,930                      -                 -

Deficit, End of Period                            $2,993,203             $2,993,203        $2,577,844
============================================================================================================

Net Loss Per Common Share                         $                            0.01        $     0.01
============================================================================================================

Weighted Average Number of Outstanding Shares                            23,010,972        20,370,452
============================================================================================================

IMMUNE NETWORK RESEARCH LTD.
(A DEVELOPMENT STAGE ENTERPRISE)
INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 1999
-------------------------------------------------------------------------------

IMMUNE NETWORK RESEARCH LTD.
INTERIM STATEMENT OF CASH FLOWS
(unaudited - prepared by management)
(expressed in Canadian Dollars)

                                                From inception
                                                (Feb 25, 1991 to
                                                 Sept. 30, 1999)
                                                                        For the Nine Months ended Sept 30
                                                                  ------------------------------------------
                                                                               1999              1998
------------------------------------------------------------------------------------------------------------
Operating Activities
  Loss for the Period                             $(2,973,273)           $  (323,827)      $  (110,139)
  Add items not affecting cash
    Depreciation and amortization                     111,556                  9,463             8,878
    Loss on write-down of capital assets               92,177                      -                 -
    Loss on disposition of intangible assets           38,965                      -                 -
------------------------------------------------------------------------------------------------------------
                                                   (2,730,575)              (314,364)         (101,261)

    Changes in non-cash working
     capital components
       Accounts receivable                            (11,209)               (10,247)              914
       Deposits & prepaid expenses                    (93,470)               (93,470)            1,313
       Accounts payable and accrued liabilities        20,192                (30,972)           12,987
------------------------------------------------------------------------------------------------------------
    Cash used in operating activities              (2,815,062)              (449,053)          (86,047)
------------------------------------------------------------------------------------------------------------

Financing Activities
  Share capital issued, net                         3,771,365              1,058,575                 -
  Shareholder loan                                     50,000                      -            50,000
  Share subscriptions                                  45,000                      -            80,000
------------------------------------------------------------------------------------------------------------

  Cash provided by financing activities             3,866,365              1,058,575           130,000
------------------------------------------------------------------------------------------------------------

Investing Activities
  Purchase of capital assets                          (75,328)               (36,558)                -
  Patents, license and technology                    (390,012)               (17,347)                -
  Proceeds in disposition of capital
   and intangible assets                               31,618                      -             7,619
  Cash, acquisition of BCFC                            15,028``                    -                 -
------------------------------------------------------------------------------------------------------------

  Cash provided by (used in) investing activities    (418,694)               (53,905)            7,619
------------------------------------------------------------------------------------------------------------

Increase in Cash during the period                    632,609                555,617            51,572
Cash and cash equivalents, beginning of period
             -                                              -                 76,992             7,921
------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period          $   632,609            $   632,609       $    59,493
============================================================================================================

IMMUNE NETWORK RESEARCH LTD.
(A DEVELOPMENT STAGE ENTERPRISE)
INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 1999
-------------------------------------------------------------------------------

IMMUNE NETWORK RESEARCH LTD.
NOTE TO INTERIM STATEMENTS
(unaudited - prepared by management)
(expressed in Canadian Dollars)

1. In the opinion of management of the Company, the unaudited financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 1999 and the results of operations and cash flows for the nine month periods ended September 30, 1999 and 1998, in accordance with accounting principles generally accepted in Canada (see note 3). In these financial statements, the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook for cash flow statements. Accordingly, the Company now excludes non-cash investing and financing transactions in the statement of cash flows. The impact of the adoption of the new recommendations did not have any impact on the comparative figures. These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's audited financial statements for the year ended December 31, 1998.

2.     Share Capital

a.     Authorized
100,000,000 common shares without par value

b.     Issued
-------------------------------------------------------------------------------
Balance at December 31, 1998                        20,570,452     2,712,790
Issued for cash pursuant to private placement          360,000        54,000
Issued for cash upon exercise of options               625,000        93,750
Issued for cash upon exercise of warrants               97,500        22,425
Issued for cash pursuant to private placement,
  net of issuance costs of $9,576                    6,286,513       933,400
Balance at September 30, 1999                       27,939,465     3,816,365
-------------------------------------------------------------------------------

Of the 360,000 common shares issued for cash pursuant to private placement, $45,000 cash was received prior to December 31, 1998.

3.     Reconciliation of generally accepted accounting principles.

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which, in the case of the Company, conform in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP"), except as fully described in Note 14 to the audited financial statements as at December 31, 1998. The following table reconciles the loss and loss per share as reported on the statement of loss and deficit to the loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:

IMMUNE NETWORK RESEARCH LTD.
(A DEVELOPMENT STAGE ENTERPRISE)
INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 1999
-------------------------------------------------------------------------------

Statement of Loss and Deficit

                                                From inception
                                                (Feb 25, 1991 to
                                                 Sept. 30, 1999)
                                                                        For the Nine Months ended Sept 30
                                                                  ------------------------------------------
                                                                               1999              1998
------------------------------------------------------------------------------------------------------------
Loss for the period
  Canadian GAAP                                  $ 2,973,273             $   323,827       $   110,139
  Adjustment for Stock - Based Compensation          419,278                 135,556                 -
  Adjustment for reverse acquisition cost            155,875                       -                 -
                                                 -----------             -----------       -----------
Loss for the period - U.S. GAAP                    3,548,426                 459,383           110,139

  Net monetary liabilities acquired                   19,930                       -                 -

Deficit Beginning of the period                            -               3,108,973         2,745,302
     U.S. GAAP

Deficit End of period                              3,568,356               3,568,356         2,855,441
                                                 ===========            ============       ===========
     U.S. GAAP

Loss per share, U.S. GAAP                                                $      0.03       $      0.01
-----------------------------------------------------------------------------------------------------------


IMMUNE NETWORK RESEARCH LTD.
NOTE TO INTERIM STATEMENTS
(unaudited - prepared by management)
(expressed in Canadian Dollars)


                                                Nine Months Ended September 30
                                                     1999            1998
-------------------------------------------------------------------------------

Numerator
Loss for the year                               $    459,383     $    110,139

Denominator
  Weighted average number of common shares
   outstanding                                    23,010,972       20,370,452
  Less:  Escrowed shares                          (5,566,667)      (5,566,667)
                                                -------------    -------------
                                                  17,444,305       14,803,785

Basic & Diluted loss per common share           $       0.03     $       0.01

The company's common shares issuable upon the exercise of stock options and the escrowed shares were excluded from the determination of diluted loss per share as their effect would be anti-dilutive.

IMMUNE NETWORK RESEARCH LTD.
(A DEVELOPMENT STAGE ENTERPRISE)
INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 1999
-------------------------------------------------------------------------------


4.     Patents, license and technology

Commencing October 1, 1999, management revised the estimated useful lives of its technology and license from 17 years to an estimated remaining life of 5 years, and from 20 years to an estimated remaining life of 5 years for patents, after reviewing current industry information. This change in estimate will be accounted for on a prospective basis and will result in additional amortization expense for the quarter ended December 31, 1999 of approximately $10,000.


5.     Commitments and Contingency

a]     Commitments

The Company has minimum lease payments for its laboratory premises expiring through 2001, as follows:
                                  $
-------------------------------------------------------------------------------
1999 (three months)            20,400
2000                           82,000
2001                           34,000
-------------------------------------------------------------------------------
                              136,400
-------------------------------------------------------------------------------

In addition, the Company has commitments under the Joint Venture Agreement with Bridge Pharma, Inc. (note 6b)

b]     Uncertainty due to Year 2000

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties have been fully resolved.

6.     Significant Agreements

a]     License Agreement with the University of British Columbia

Pursuant to its exercise of an option granted under an arms length agreement, the Company has exercised an option granted by the University of British Columbia ("UBC") for the world-wide license to use and sublicense certain technology for the treatment of Alzheimer's disease, and the manufacture, distribution and sale of products based on such technology. A formal license agreement is currently being negotiated by the Company and UBC which is to include the following material terms:

i] an initial, non refundable, license fee will be payable upon execution of the license agreement;
ii]  payments will be made to UBC upon reaching certain milestones;
iii] a royalty will be paid to UBC based upon the total gross revenue derived from the sale of products using the technology;
iv] an annual, non-refundable, license maintenance fee of $1,000 will be paid in advance to UBC;
v] the license agreement will terminate with respect to any patent and royalties applicable thereto, on the expiration or invalidity of the patent, and with respect to the know-how and all other rights, on the later to occur of expiration or invalidity of the last patent, if any, licensed under the license agreement or ten years.

IMMUNE NETWORK RESEARCH LTD.
(A DEVELOPMENT STAGE ENTERPRISE)
INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 1999
-------------------------------------------------------------------------------


6.     Significant Agreements

b]     Joint Venture Agreement with Bridge Pharma, Inc.

By an arms length agreement dated August 12, 1999 with Bridge Pharma, Inc. ("BPI"), the Company has entered into a joint venture arrangement, on a 50-50 basis, with BPI for the development of a new asthma therapeutic. In order to retain its 50% interest, the Company is required to provide up to $2 million in funding to the project over a period of two years. Any additional costs above the first US$2 million will be shared equally between the parties.

The Bridge Pharma joint venture did not commence operations until October 1999 and, accordingly, has no accounting impact on the financial statements presented.

The Company will account for the investment in the joint venture using the proportionate method of consolidation. While under U.S. GAAP investments in joint ventures are required to be accounted for under the equity method, under rules promulgated by the Securities Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for purposes of registration and other filings notwithstanding the departure from U.S. GAAP. The required additional information concerning the Company's interest in the joint venture will be presented in a note to the financial statements.


7.     Subsequent Events (to December 31, 1999)

a]     On December 3, 1999 the Company announced a non-brokered private placement of 2,120,000 special warrants at $0.15 per warrant for gross proceeds of $318,000. Each warrant is convertible into one unit which is comprised of one common share and one purchase warrant. Each purchase warrant entitles the holder to acquire one common share at $0.15 up to January 23, 2001 and at $0.17 up to January 23, 2002. The private placement closed in January, 2000.

b]     By letter of agreement dated December 20, 1999, the Company reacquired the 50% interest in the Antibody 1F7 acquired by Immpheron, Inc., in consideration of the following to ImmPheron:

i]    US$4,000 on execution of the agreement;
ii]   US$2,000 on each of January 31, February 29, March 31 and April 30, 2000;
iii]  US$88,000 on July 20, 2000;
iv] US$10,000 within 30 business days of the commencement of a Phase 1 Clinical trial; and
v]    a  4% royalty on net earnings from the Antibody 1F7.

                          IMMUNE NETWORK RESEARCH LTD.
                       ( A development stage enterprise )
                                Vancouver, Canada
                              Financial Statements
                   For the Three Years Ended December 31, 1998

                                AUDITORS' REPORT




To the Directors of Immune Network Research Ltd.

I have audited the balance sheet of Immune Network Research Ltd. (a development stage enterprise) as at December 31, 1998, and the statements of loss and deficit and cash flows for the years ended December 31, 1998 and for the period from February 25, 1991 (date of inception) to December 31, 1998. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audits in accordance with auditing standards generally accepted in Canada. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998, and the results of its operations and its cash flow for the years ended December 31, 1998 and 1997, and for the period from February 25, 1991 (date of inception) through December 31, 1998, in accordance with principles generally accepted in Canada.

Richmond, B.C.
February 12, 1999                                   /s/ Cheryl Archambault, C.A.

IMMUNE NETWORK RESEARCH LTD.
(A development stage enterprise)
(Incorporated under the Company Act of British Columbia)
Balance Sheets
As at December 31, 1998 and 1997 (see Note 1)
(expressed in Canadian dollars)


================================================================================
                                                       1998               1997
--------------------------------------------------------------------------------

Assets

Current assets:
   Cash                                             $     76,992    $     7,921
   Accounts receivable                                     1,614            915
   Deposits and prepaid expenses                            -             1,750
   Share subscriptions receivable (Note 3)                 9,000           -
   -----------------------------------------------------------------------------
                                                          87,606         10,586

Capital assets (Note 4)                                     -            12,988

Intangible assets (Note 5 and 6)                         147,462        143,609
--------------------------------------------------------------------------------
                                                    $    235,068    $   167,183
================================================================================

Liabilities

Current liabilities:
   Accounts payable and accrued liabilities         $     87,654    $    32,098
   -----------------------------------------------------------------------------
                                                          87,654         32,098

   Loan payable to shareholder (Note 7)                   50,000           -

   Commitments and contingent liabilities (Note 8)
   Subsequent event (Note 12)

Share capital and deficit
   Share capital - to be issued. (Note 3)                 54,000           -
   Share capital (Note 9)                              2,712,790      2,602,790

   Deficit, accumulated through the
     development stage                                (2,669,376)    (2,467,705)
   -----------------------------------------------------------------------------
                                                          97,414        135,085
--------------------------------------------------------------------------------

                                                    $    235,068    $   167,183
================================================================================

Approved on behalf of
the Board of Directors:


/s/ Allen I. Bain
--------------------



/s/ Robert J. Gayton
--------------------


                 See accompanying notes to financial statements

IMMUNE NETWORK RESEARCH LTD.
(A development stage enterprise)
Statements of Operations
For the periods ended December 31.
(expressed in Canadian dollars)

================================================================================
                             From inception
                           (Feb 25, 1991 to
                               Dec 31, 1998
                                   Note 16)       1998       1997     1996
--------------------------------------------------------------------------------

Revenue                          $   13,279    $    -     $     -    $    -

Administrative expenses
   Advertising                       66,671       35,249       4,173     24,369
   Conferences                       21,255         -           -         2,025
   Consulting                       714,591       58,983      56,938    269,909
   Interest and bank charges         77,373        3,861         429      9,294
   Legal, audit and accounting      209,190       17,598      48,287     55,436
   Office                            74,863        9,266       9,248     13,543
   Postage                           28,768        8,793       3,146      8,121
   Promotion and entertainment       40,925          439         478     31,341
   Rent                              47,387       11,387       8,909     11,201
   Salaries and benefits             41,454         -           -         7,330
   Securities, brokerage and
     transfer agent fees             26,565       12,265       7,606      6,694
   Subscriptions                     10,325          158         673      3,117
   Telephone                         58,441        6,504       7,652     19,147
   Travel                            58,682        2,352          79     15,416
   ----------------------------------------------------------------------------
                                  1,476,490      166,855     147,618    476,943

Research and development costs
    - per schedule                1,560,423       31,055      77,548    348,734
-------------------------------------------------------------------------------

Less:
   Refundable investment tax
     credits (Note 10)             (477,900)        -          -        (40,500)
-------------------------------------------------------------------------------

Loss before other items           2,545,734      197,910     225,166    785,177

Other items:
   Interest income                  (25,756)        (912)     (1,387)   (18,016)
   Miscellaneous income              (1,674)        -           -        (1,667)
   Write-down of
     intangible assets               88,760         -           -        60,180
   Loss on disposition of
     capital assets (Note 4)          3,417        4,673        -          -
   Loss on disposition of
      intangible assets (Note 5)     38,965         -         38,965       -
-------------------------------------------------------------------------------
                                    103,712        3,761      37,578     40,497
-------------------------------------------------------------------------------
Net loss for the period          $2,649,446     $201,671   $ 262,744   $825,674
================================================================================

Weighted average number of
  shares outstanding                            20,137,118 19,970,452 17,360,000

Loss per share                                  $     0.01 $     0.01 $     0.05
                                                ==========  =========  =========

                 See accompanying notes to financial statements

IMMUNE NETWORK RESEARCH LTD.
(A development stage enterprise)
Statements of Deficit
For the periods ended December 31.
(expressed in Canadian dollars)

================================================================================
                             From inception
                           (Feb 25, 1991 to
                               Dec 31, 1998
                                   Note 16)       1998       1997     1996
--------------------------------------------------------------------------------

Deficit at beginning
   of period                         -       $2,467,705  $2,204,961  $1,359,357

Net loss for the period         2,649,446       201,671     262,744     825,674

Net monetary liabilities
   acquired (Note 1)               19,930          -           -         19,930
--------------------------------------------------------------------------------

Deficit at end of period        2,669,376    $2,669,376  $2,467,705  $2,204,961
--------------------------------------------------------------------------------


IMMUNE NETWORK RESEARCH LTD.
(A development stage enterprise)
Schedules of Research and Development Costs
For the periods ended December 31.
(expressed in Canadian dollars)

================================================================================
                             From inception
                           (Feb 25, 1991 to
                               Dec 31, 1998
                                   Note 16)       1998       1997     1996
--------------------------------------------------------------------------------

Research expenses
   Consulting (net of grants
      received)                   168,275    $    2,000  $   13,022  $   82,135
   Amortization                   102,093        10,795      15,776      19,744
   Laboratory materials
      and fees                    121,274          -            383       5,823
   Laboratory supplies              9,721          -            406       1,246
   Salaries and benefits          587,726          -          8,294      97,177
   Scientific collaboration       450,705        18,260      39,152     122,462
   Rent                            47,547          -           -          5,150
   Travel                          73,082          -            515      14,997
--------------------------------------------------------------------------------
                                1,560,423    $   31,055  $   77,548  $  348,734
================================================================================

                 See accompanying notes to financial statements

IMMUNE NETWORK RESEARCH LTD.
(A development stage enterprise)
Statements of Changes in Financial Position
For the periods ended December 31.
(expressed in Canadian dollars)

================================================================================
                             From inception
                           (Feb 25, 1991 to
                               Dec 31, 1998
                                   Note 16)       1998       1997     1996
--------------------------------------------------------------------------------

Operating activities
Net loss for the period       $(2,649,446)   $(201,671)  $(262,744)  $ (825,674)
Items not involving cash
Amortization                      102,093       10,795      15,776       19,744
Loss on write-down of
   capital assets                  92,177        4,673        -          60,180
Loss on disposition of
   intangible assets               38,965         -         38,965         -
   ----------------------------------------------------------------------------
                               (2,416,211)    (186,203)   (208,003)    (745,750)

   Accounts receivable         (      962)    (    699)      2,528       26,749
   Refundable investment
      tax credits                    -            -           -         293,000
   Deposits and prepaid
       expenses                      -           1,750      5,250        (2,000)
   Accounts payable and
       accrued liabilities         51,164       55,556    (35,578)     (162,280)
   ----------------------------------------------------------------------------
                               (2,366,009)    (129,596)  (235,803)     (590,281)
Financing activities
Deferred share issue costs           -            -          -           55,506
Proceeds from (repayment of)
   Related party debt                -            -          -         (150,000)
   Shareholder loan                50,000       50,000       -         (100,000)
   Share subscriptions
      received                     45,000       45,000       -         (332,320)
Common shares issued            2,712,790      110,000       -        1,337,176
   ----------------------------------------------------------------------------
                                2,807,790      205,000       -          810,362
Investing activities
   Intangible assets             (372,665)     (13,951)   (14,698)      (25,359)
   Capital assets                 (38,770)        -          -           (3,694)
   Proceeds from disposal
      of capital assets             7,618        7,618       -             -
   Proceeds from disposal
      of intangible assets         24,000         -        24,000          -
   Cash, acquisition of
      BCFC (Note 1)                15,028         -          -           15,028
   ----------------------------------------------------------------------------
                                 (364,789)      (6,333)     9,302       (14,025)
-------------------------------------------------------------------------------

Increase (decrease) in cash        76,992       69,071   (226,501)      206,056

Cash, beginning of period            -           7,921    234,422        28,366
-------------------------------------------------------------------------------

Cash, end of period           $    76,992    $  76,992   $  7,921    $  234,422
===============================================================================

                 See accompanying notes to financial statements

IMMUNE NETWORK RESEARCH LTD.
(A development stage enterprise)
Notes to the Financial Statements
December 31, 1998 and 1997
--------------------------------------------------------------------------------
1.   Nature of operations

     a. The Company is in the development stage and currently derives no revenues from its operations. The Company's ability to remain as a going concern is dependent on additional capital being raised to fund its future operations and on-going research and development activities. The Company has inadequate working capital to continue operations for the year. It is not possible to predict whether financing efforts will be successful or whether the Company will be able to secure the necessary research agreements in order to continue its operations.

         The financial statements have been prepared assuming the Company will continue as a going concern. Accordingly, the financial statements do not give effect to adjustments that would be necessary should the Company not be able to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts different from those in the accompanying financial statements.

     b.  Amalgamation and continuing entity

         Effective April 24, 1996, Bobby Cadillac's Food Corporation ("BCFC"), a public company, and Immune Network Research Ltd. ("INR") amalgamated and continued as Immune Network Research Ltd. ("INRL"). Pursuant to the amalgamation, the former shareholders of BCFC received 4,263,309 common shares on a 2 new for 3 old basis of the amalgamated company and the former shareholders of INR received 7,664,652 common shares and 5,066,667 shares in escrow (for a total of 12,731,319) on a 4 new for 3 old basis of the amalgamated company. The escrowed shares represent the equivalent number of INR shares that were held in escrow prior to the amalgamation. These shares will be released from escrow on a pro-rata basis based on a prescribed formula based on operating cash flow. At the date of the amalgamation BCFC was an inactive company with net monetary liabilities of $19,930. As a result, the shareholders of INR owned more than 50% of the amalgamated company. This business combination is considered a reverse acquisition of BCFC by INR and a recapitalization of INR. Accordingly these financial statements are a continuation of the financial statements of INR and reflect the assets, liabilities, shareholders' equity, revenues and expenses of INR at their historical amounts. The number of common shares outstanding is a continuation of BCFC. The business combination resulted in the acquisition of net monetary liabilities of $19,930 which has been charged to deficit as follows:

--------------------------------------------------------------------------------
         Net monetary liabilities acquired:

         Total assets acquired (including cash of $15,028)   $  16,561
         Total liabilities assumed                             (36,491)
--------------------------------------------------------------------------------
                                                             $ (19,930)
--------------------------------------------------------------------------------

         The reverse acquisition resulted in approximately $150,973 of one-time costs which were paid by the issuance of shares. The costs of recapitalization have been charged against shareholders' equity.

         The amalgamation was done concurrently with a public offering of 1,500,000 shares at $0.55 per share.

         There was no goodwill on the acquisition. BCFC ceased operations subsequent to the amalgamation.

IMMUNE NETWORK RESEARCH LTD.
(A development stage enterprise)
Notes to the Financial Statements
December 31, 1998 and 1997

--------------------------------------------------------------------------------

2.   Summary of significant accounting policies

The financial statements have been prepared in accordance with accounting principals generally accepted in Canada. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in Note 14. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements necessarily involves the use of management's estimates and approximations. Actual results could differ from those estimates.

The following is a summary of significant accounting policies used in preparation of the financial statements:

     a. Capital assets

        Capital assets are recorded at cost. Depreciation is provided on a declining balance basis over the expected useful lives of the assets at the following annual rates:

                          Office equipment   20 %
                          Computers          30 %

        Depreciation is reduced to one half the normal rate in the year of acquisition for the respective assets.

     b. Intangible assets

        Intangible assets are recorded at the lower of cost or net realizable value. Amortization of intellectual property is provided on a straight line basis over 20 years. The patent is amortized over the life of the patent which is 17 years from the date of issuance.

        Management continually evaluates whether circumstances have occurred indicating the remaining estimated useful life of intangible assets may warrant revision, or may not be recoverable. If management subsequently determines that successful development of products to which the intangible assets relate is not reasonably certain, or that intangible costs exceed recoverable value based on estimated future net cash flows, such costs are charged to operations.

     c. Loss per share

        Loss per share is calculated based on the weighted average number of shares outstanding including shares held in escrow. Fully diluted loss per share is not presented as the effect of an exercise of outstanding share purchase options is anti-dilutive.

     d. Research and development costs

        Research costs are expensed as incurred. Direct costs and applicable overhead incurred in the development process are deferred only if they meet criteria prescribed by generally accepted accounting principals for deferral and amortization. The company assesses whether it has met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

IMMUNE NETWORK RESEARCH LTD.
(A development stage enterprise)
Notes to the Financial Statements
December 31, 1998 and 1997

--------------------------------------------------------------------------------

     e. Advertising costs

        Advertising costs are expensed as incurred.

3.  Share capital to be issued

Share capital to be issued consists of amounts received and receivable in advance of the issuance of shares. During the year the Company received $45,000 for 360,000 at $.15 per share. The balance of $9,000 was received subsequent to year end. (See subsequent event note 12).

4.   Capital assets

--------------------------------------------------------------------------------
                                                       1998             1997
--------------------------------------------------------------------------------

     Furniture and equipment                        $   38,072       $   38,072
     Less: accumulated amortization                    (25,781)         (25,084)
     ---------------------------------------------------------------------------
     Less: proceeds from disposal of
       capital assets                                   (7,618)            -
     Less: loss on disposal of capital assets           (4,673)            -
     ---------------------------------------------------------------------------
                                                    $     -          $   12,988
     ---------------------------------------------------------------------------

During the year the Company disposed of its computer and laboratory equipment to a private company owned by two of the Company's research consultants. A loss of $4,673 was incurred on the transaction.

5.   Intangible assets

Intangible assets consists of patents, filings in respect of patent applications and intellectual property.

On December 15, 1998 the Company was issued U.S. Patent Number 5,849,583 titled Anti-idiotypic antibody and its use in diagnosis and therapy in HIV-related disease. The patent has a life of 17 years from the date of issuance.

During 1996, the Company evaluated its portfolio of technologies and decided to change its direction. At that time, the Company reviewed the carrying value of the intangible assets associated with these technologies no longer being pursued and accordingly wrote down the carrying value to their estimated realizable values. An impairment of $60,180 was recognized in the financial statements.

During 1997, the Company sold one patent and two applications relating to these technologies to a minority shareholder resulting in a further write down of $38,965.


--------------------------------------------------------------------------------
                                                       1998             1997
--------------------------------------------------------------------------------

     Intangible assets                              $   202,529      $  188,507
     Less: accumulated amortization                     (55,067)        (44,968)
     ---------------------------------------------------------------------------
                                                    $   147,462      $  143,609
--------------------------------------------------------------------------------

IMMUNE NETWORK RESEARCH LTD.
(A development stage enterprise)
Notes to the Financial Statements
December 31, 1998 and 1997

--------------------------------------------------------------------------------

6.   Research Agreement

During 1997 the Company entered into a research agreement with ImmPheron Inc., a U.S. private research corporation ("ImmPheron"). The agreement provides that, in addition to other terms, ImmPheron will earn a fifty percent interest in certain of the Company's intellectual property, provided it completes a budgeted research program and a formal report on the research suitable for publication in a scientific journal by December 31, 1998. The terms of this agreement were extended to March 31, 1999 by mutual agreement. The ultimate percentage of ownership in the Company's intellectual property will also depend on each party's ability to fund further research.

7.   Loan payable to shareholder

During the year the Company borrowed $50,000 (the "Principal") from a shareholder who holds less than 10% of the outstanding shares of the Company. The loan plus any unpaid interest is due on or before June 15, 2001. The loan bears interest at 12% to be paid quarterly. As at year end, $3,371 of interest has been accrued on the loan.

The lender may, at any time, convert the Principal to common shares of the Company at a price of $.15 per share. The conversion price will increase by $.05 per share each year. The Company can request conversion at any time after June 15, 1999.

8.   Commitments and contingent liabilities

     a.   University of British Columbia
          ------------------------------

     The research agreement with the University of British Columbia expired on December 31, 1996. The Company currently has an outstanding balance owing of $18,700.

     b.   Sidney Kimmel Cancer Center- (formerly San Diego Regional Cancer
          ---------------------------
          Centre)
          -------

     Under an exclusive licensing agreement entered into during 1993, the Company is required to pay to the Sidney Kimmel Cancer Centre a royalty equal to 2% of net sales of therapeutic licensed products and 5% of net sales of diagnostic licensed products resulting from 1F7 Antibody technology. In accordance with the joint research agreement (Note 6), this cost will be a cost to the joint research in the event that ImmPheron becomes entitled to a fifty percent interest in certain of the Company's intellectual property.

     c.   Contingent liability
          --------------------

     The Company was included as a defendant with the Genesis Group in an action in the Supreme Court of British Columbia regarding an alleged unpaid finders fee. Management is of the view, the action is without merit and believes no liability will result from this action. Accordingly, no liability has been recorded in the financial statements.

9.   Share capital

     a.   Authorized
          100,000,000 common shares without par value.
          (25,000,000 common shares without par value -1995)

     b. The following table gives effect to the reverse acquisition and recapitalization of INR as described in Note 1.

IMMUNE NETWORK RESEARCH LTD.
(A development stage enterprise)
Notes to the Financial Statements
December 31, 1998 and 1997

--------------------------------------------------------------------------------

                                                        Number
                                                       of shares        Amount
                                                      ----------        ------

Deemed issued upon incorporation on February 25,1991           1   $          1
                                                      -------------------------
Ending balance - December 31, 1991                             1              1
                                                      -------------------------
Deemed issued during 1992:                             1,999,999        500,002
Less share issue costs                                         0         (7,848)
                                                      -------------------------
Ending balance - December 31, 1992 and 1993            2,000,000        492,155

Deemed issued during 1994:
4,000,000 shares                                       4,000,000         30,000
100,000 shares                                           100,000         18,750
                                                      -------------------------
Ending balance - December 31, 1994                     6,100,000        540,905

Deemed issued during 1995:
4,400,133 shares                                       4,400,133        824,809
77,037 shares                                             77,037         20,800
Share issue costs for the year                              -           (92,100)
Less share purchase loans forgiven                          -           (28,800)
                                                      -------------------------
Ending balance - December 31, 1995                    10,577,170      1,265,614

Deemed issued during 1996:
Private offering                                       2,120,816        572,620
Issued to the University of BC                            33,333          9,000
                                                      -------------------------
                                                      12,731,319      1,847,234

Shares issued to acquire BCFC (Note 1)                 4,263,309           -

Shares issued for cash                                   500,000         45,090
Corporate finance fee                                     55,556         15,000
Finder's fee                                             503,603        135,973

Public offering                                        1,725,000        948,750
Exercise of stock options                                191,664         42,166
Share issue costs                                           -          (431,423)
                                                      -------------------------
Ending balance - December 31, 1996 and 1997           19,970,452      2,602,790

Issued during 1998:
Private placement                                        400,000         80,000
Exercise of stock options                                200,000         30,000
                                                      -------------------------
Ending balance - December 31, 1998                    20,570,452   $  2,712,790
                                                      =========================

IMMUNE NETWORK RESEARCH LTD.
(A development stage enterprise)
Notes to the Financial Statements
December 31, 1998 and 1997

--------------------------------------------------------------------------------

     c.   Share purchase options

          Share purchase options outstanding are as follows:
                                                        Number          Option
                                                       of shares         Price
                                                      ----------        ------
          Expiry date:
               May 7, 2001                                100,000   $      0.55
               May 3, 2003                              1,185,000   $      0.15
               May 25, 2003                               300,000   $      0.15
               September 23, 2003*                        150,000   $      0.15
                                                       ----------
                                                       1,735,000
                                                       =========

          *options expired January 31, 1999.

     d. 5,566,667 (1997 - 5,566,667) shares are held in escrow subject to the direction and determination of the Vancouver Stock Exchange. The release of the shares is subject to the Company's cumulative cash flow as defined in the Escrow Agreement. Any escrow shares not released by April 24, 2006, will be cancelled.

10.  Refundable investment tax credits

In 1996, the Company became a public company and as such is no longer eligible to claim refundable investment tax credits on current expenditures. In 1996, the Company received $339,500 in investment tax credits relating to 1994 through 1996. There are no further claims for refundable tax credits outstanding.

11.  Income tax losses

At December 31, 1998, the Company has operating losses of $1,698,668 expiring as follows, which may be carried forward to apply against future years income for Canadian income tax purposes, subject to final determination by taxation authorities.

                                                          Year         Loss
                                                          ----         ----
                                                          2000      $  221,112
                                                          2001         119,369
                                                          2002         179,348
                                                          2003         615,911
                                                          2004         292,369
                                                          2005         270,559
                                                                     ---------
                                                                    $1,698,668
                                                                     =========

The Company has $835,000 of unused tax pools available to offset future taxable income, subject to certain restrictions and final determination by taxation authorities.

The potential income tax benefits related to these amounts have not been recognized in these financial statements.

IMMUNE NETWORK RESEARCH LTD.
(A development stage enterprise)
Notes to the Financial Statements
December 31, 1998 and 1997

--------------------------------------------------------------------------------

12.  Subsequent events

Subsequent to year end the Company received approval from the Vancouver Stock Exchange for a private placement of 360,000 shares together with one year warrants for the purchase of 180,000 additional shares all at a price of $.15 per share. $45,000 was received during the year (Note 3).

13.  Uncertainty due to the Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

14.  Reconciliation of generally accepted accounting principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which as applied in these financial statements conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP"), except as follows:

     a. Under U.S. GAAP, the liability method is used in accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the year in which the differences are expected to reverse.

          For reconciliation to U.S. GAAP purposes, a valuation allowance has been recognized to offset deferred tax assets totaling approximately $1,269,000 arising from temporary differences, tax credits and non-capital loss carry forwards, for which realization is uncertain.

     b. In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share (SFAS 128). SFAS 128 replaced the previously reported primary and fully diluted earnings per share with basic and dilutive earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and escrow shares. Dilutive earnings per share are calculated in accordance with the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding. For purposes of reconciling to U.S. GAAP, all earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the SFAS 128 requirements.

     c. The Company operates primarily in one business segment with substantially all of its assets and operations in Canada.

IMMUNE NETWORK RESEARCH LTD.
(A development stage enterprise)
Notes to the Financial Statements
December 31, 1998 and 1997

--------------------------------------------------------------------------------

     d. Under US GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options granted pursuant to Statement of Financial Accounting Standards No. 123 (SFAS 123). This compensation, determined using a Black-Scholes pricing model, is expensed over the vesting periods of each option granted. For purposes of reconciliation to US GAAP under SFAS 123, the Company would record additional compensation expense of $162,000 in respect of options granted to non-employees [1997 $nil; 1996 $121,722 ].

     e. Under U.S. GAAP costs incurred in connection with the reverse acquisition in 1996 totaling $155,875, net of cash received from the acquisition of $15,028, must be charged to expense.

     f. Under U.S. GAAP, the excess, if any, of the fair value of the shares in escrow over the nominal value paid would be recorded as compensation expense upon release from escrow.

The effect of the above on the Company's financial statements is set out below:

Statements of loss and deficit

                             From inception
                           (Feb 25, 1991 to
                               Dec 31, 1998
                                   Note 16)       1998       1997     1996
--------------------------------------------------------------------------------
Loss for the period
 Canadian GAAP                $2,649,446    $  201,671   $  262,744  $  825,674
 Adjustment for stock-
     based compensation         (283,722)     (162,000)        -       (121,722)
 Adjustment for reverse
     acquisition costs          (155,875)        -            -        (155,875)

Loss and comprehensive
     loss for the period
     U.S. GAAP                $3,089,043   $  363,671   $  262,744   $1,103,271

Net monetary liabilities
     acquired                      19,930         -           -            -

Deficit beginning of
     the period
     U.S. GAAP (1996-
     adjusted for Note 1)            -       2,745,302    2,482,558   1,379,287

Deficit at end of period,
     U.S. GAAP                  3,108,973    3,108,973    2,745,302   2,482,558

Loss per share, U.S. GAAP                         0.02         0.02        0.09
--------------------------------------------------------------------------------

Loss per share
The following table sets forth the computation of basic and diluted loss per share:


                                              1998          1997       1996
--------------------------------------------------------------------------------
Numerator
Loss for the year                       $   363,671   $   262,744   $ 1,103,271

Denominator
   Weighted average number of common
   shares outstanding.                   20,137,118    19,970,452    17,360,000
   Less: Escrowed shares                 (5,566,667)   (5,566,667)   (5,416,667)
                                         ----------    ----------    ----------
                                         14,570,451    14,403,785    11,943,333

Basic and diluted loss per
   common share                         $      0.02   $      0.02   $     0.09
--------------------------------------------------------------------------------
The Company's common shares issuable upon the exercise of stock options and the escrowed shares were excluded from the determination of diluted loss per share as their effect would be anti-dilutive.

IMMUNE NETWORK RESEARCH LTD.
(A development stage enterprise)
Notes to the Financial Statements
December 31, 1998 and 1997

--------------------------------------------------------------------------------

Balance sheets
                                                             1998        1997
--------------------------------------------------------------------------------

Share capital                                          $3,147,485    $2,875,485
Deficit                                                $3,108,973    $2,745,302

Statement of Cash Flows

                             From inception
                           (Feb 25, 1991 to
                               Dec 31, 1998
                                   Note 16)       1998       1997     1996
--------------------------------------------------------------------------------

Cash used in operating
  activities, Canadian GAAP   $2,366,009   $  129,596   $  235,803   $  590,281
Adjustment for reverse
  acquisition costs             (155,875)                              (155,875)
--------------------------------------------------------------------------------
Cash used in operating
  activities, U.S. GAAP        2,521,884   $  129,596   $  235,803   $  746,156
--------------------------------------------------------------------------------
Cash used in investing
  activities, Canadian GAAP      364,789       (6,333)       9,302      (14,025)
Adjustment for intellectual
  property acquired                9,000                                  9,000
--------------------------------------------------------------------------------
Cash used in investing
  activities, U.S. GAAP          355,789       (6,333)       9,302       (5,025)
--------------------------------------------------------------------------------
Cash provided by financing
  activities Canadian GAAP     2,807,790      205,000         -         810,362
Adjustment for reverse
  acquisition costs              155,875                                155,875
Adjustment for intellectual
  property acquired               (9,000)                                (9,000)
--------------------------------------------------------------------------------
Cash provided by
  financing activities,
  U.S. GAAP                    2,954,665   $  205,000   $     -      $  957,237
--------------------------------------------------------------------------------

15     Supplementary  information

As of April 29, 1996 the audited statement of operations and deficit for BCFC was as follows:

                                                                     April 29,
                                                                          1996
                                                                     ---------
     Administrative expenses
     Consulting fees                                                $     5,735
     Depreciation                                                          -
     Interest and bank charges                                             -
     Management fees                                                     27,500
     Office and miscellaneous                                              -
     Professional fees                                                   11,748
     Regulatory fees                                                     94,083
     Rent                                                                 6,000
     Telephone                                                             -
     Transfer agent fees                                                  3,429
                                                                     ----------

     Loss before other items:                                           (58,495)
     Other items
       Write-off of accounts payable                                     13,124
                                                                     ----------
     Net loss for the year                                              (45,371)

     Deficit beginning of year                                       (2,259,895)
                                                                     ----------

IMMUNE NETWORK RESEARCH LTD.
(a development stage enterprise)
Notes to the Financial Statements
December 31, 1998 and 1997   Page 10

--------------------------------------------------------------------------------

     Deficit end of year                                            $(2,305,266)
                                                                     ===========

     The audited statement of changes in financial position for BCFC for the period ended April 29, 1996 was as follows:

                                                                       April 29
                                                                           1996
                                                                     ----------
     Operating activities
       Loss for the year                                            $   (45,371)
     Items not affecting cash
       Depreciation                                                        -
       Write-off payables                                               (13,124)
                                                                     ----------
                                                                        (58,495)

     Accounts receivable                                                    587
     Accounts payable                                                   (57,487)
                                                                     ----------
                                                                       (115,395)
     Financial activities
       Issuance of capital stock for cash                               122,911
       Subscriptions received in advance                                (25,000)
                                                                     ----------
                                                                         97,911
                                                                     ----------
     Increase (decrease) in cash                                        (17,484)

     Cash beginning of period                                            32,512
                                                                     ----------

     Cash end of period                                             $    15,028
                                                                     ==========

                                      SIGNATURES



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         IMMUNE NETWORK RESEARCH LTD.

                                         By:     /s/ ALLEN I. BAIN

                                         ---------------------------------------
                                         ALLEN BAIN, President, Chief Executive
                                         Officer and Director



Dated:     June 23, 2000
Vancouver, British Columbia
Canada

                          IMMUNE NETWORK RESEARCH LTD.
                       REGISTRATION STATEMENT ON FORM 20-F
                                INDEX TO EXHIBITS
                                -----------------

Exhibit
Number     Name of Exhibit
------     ---------------

1-1        Certificate of Amalgamation of the Company dated April 24, 1996(1)

1-2 Form 21, Special Resolution of the Company filed on March 14, 1997, with respect to an amendment to the Articles of Incorporation(2)

1-3 Form 1, Memorandum of the Company approved by the British Columbia Registrar of Companies on May 2, 1995(3)

1-4        Articles of Incorporation of the Company(4)

2          (See Exhibit 1-4 above)

3-1        Escrow Agreement dated December 7, 1995(5)

3-2        Incentive Stock Option Agreements of Directors and Officers of the
           Company(6)

3-3 Licensing Agreement dated April 23, 1993 with the San Diego Regional Cancer Centre (now known as the Sidney Kimmel Cancer Centre)*

3-4 Joint Venture Agreement dated August 12, 1999 with Bridge Pharma, Inc.*, together with Bridge Pharma Addendum dated April 4, 2000**

3-5        Executive Employment Agreement dated May 21, 1999 with Allen Bain(7)

3-6        Services Agreement dated May 21, 1999 with Ron Kertesz

3-7        Services Agreement dated June 1, 1999 with Danny Lowe

3-8        Loan Agreement dated September 13, 1999 with Allen Bain(8)

3-9        Purchase Agreement dated December 20, 1999 with ImmPheron, Inc.*

3-10       Option Agreement dated February 3, 2000 with Meditech Pharmaceuticals
           Inc.*

3-11       Agreement, entered into March 27, 2000, with CroMedica Global Inc.**

3-12       Debenture, issued on March 27, 2000, in favour of CroMedica Global
           Inc.

3-13 Special Warrant Indenture dated March 9, 2000 with Montreal Trust Company of Canada

3-14 Share Purchase Warrant Indenture, dated March 9, 2000, with Montreal Trust Company of Canada

* The document has been redacted and confidential information has been intentionally omitted. This exhibit has been filed separately with the Securities and Exchange Commission as part of an Application for Order Granting Confidential Treatment Pursuant to Rule 406, submitted concurrently with the Registration Statement on Form 20-F/A filed on April 17, 2000.

** The document has been redacted and confidential information has been intentionally omitted. This exhibit will be filed separately with the Securities and Exchange Commission as part of an Application for Order Granting Confidential Treatment Pursuant to Rule 406, to be submitted in connection with this Registration Statement on Form 20-F/A.

(1)  Filed as exhibit 1-1 to the Company's Registration Statement on Form
     20-F (File No. 0-27883 filed on October 29, 1999).
(2)  Filed as exhibit 1-2 to the Company's Registration Statement on Form
     20-F (File No. 0-27883 filed on October 29, 1999).
(3)  Filed as exhibit 1-3 to the Company's Registration Statement on Form
     20-F (File No. 0-27883 filed on October 29, 1999).
(4)  Filed as exhibit 1-4 to the Company's Registration Statement on Form
     20-F (File No. 0-27883 filed on October 29, 1999).
(5)  Filed as exhibit 3-1 to the Company's Registration Statement on Form
     20-F (File No. 0-27883 filed on October 29, 1999).
(6) The portion of this Exhibit predating October 29, 1999 was previously filed as exhibit 3-2 to the Company's Registration Statement on Form
     20-F (File No. 0-027883 filed on October 29, 1999), and a portion of this Exhibit dated after October 29, 1999 but predating April 12, 2000 was previously filed as exhibit 3-2 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000).
(7) Filed as exhibit 3-4 to the Company's Registration Statement on Form 20-F/A (filed on April 17, 2000).
(8)  Filed as exhibit 3-9 to the Company's Registration Statement on Form
     20-F (File No. 0-27883 filed on October 29, 1999).
(9) Filed as exhibit 3-6 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000).
(10) Filed as exhibit 3-7 to the Company's Registration Statement on Form 20-F/A (File No. 0-027883 filed on April 17, 2000).
(11) Filed as exhibit 3-10 to the Company's Registration Statement on Form
     20-F (File No. 0-27883 filed on October 29, 1999).
(12) Filed as exhibit 3-9 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000).
(13) Filed as exhibit 3-10 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000).
(14) Filed as exhibit 3-13 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000).

Exhibit 3-2


                                   EXHIBIT 3-2



        Incentive Stock Options of Directors and Officers of the Company


 <April 20, 2000 stock option agreements for each of Allen Bain, Robert Gayton,
                  Mario Kasapi, Danny Lowe and Ronald G. Paton>

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the 20th day of April, 2000.

BETWEEN:

            IMMUNE NETWORK RESEARCH LTD., having an office
            ---------------------------
            located at 3650 Wesbrook Mall, Vancouver, BC,
            Canada, V6S 2L2

            (the "Company")

AND:

            ALLEN BAIN, of 2039 MacDonald Street, Vancouver,
            ----------
            BC, Canada, V6K 3Y2

            (the "Optionee")

WHEREAS the Optionee is a director, senior officer, consultant, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth;

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties agree as follows:

1. The Company hereby grants to the Optionee, as an incentive and in consideration of his services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of 380,000 fully paid and non-assessable common shares in the capital stock of the Company.

2. Subject to the provisions of paragraphs 5, 6 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on April 19, 2005 (the "Expiry Date") at an exercise price of $1.20 per share. The Option is exercisable on a quarterly basis as to 25% of the Option at the end of each three month period commencing from the date of this Agreement.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of his intention to exercise his Option in whole or in part, such notice to be accompanied by bank draft or money order payable to the Company for the full amount of the purchase price of the shares then being purchased. The Company will issue for the Optionee's collection a share certificate registered in the name of the Optionee for the number of shares purchased.

4. The Optionee acknowledges that the shares acquired on exercise of the Option will be subject to a four month hold period commencing from the date of this Agreement, within which period the shares may not be traded, transferred or otherwise disposed of. The certificate issued evidencing the shares acquired upon an exercise of the Option will bear the restrictive legend prescribed by the Canadian Venture Exchange.

5. The parties represent that the Optionee is a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is 30 calendar days after the Optionee ceases to be a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

6. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company or with the Optionee terminates, any unexercised portion of the Option shall immediately terminate.

7. The Optionee shall not, while employed by or otherwise providing services to the Company (or a subsidiary thereof) or the Management Company, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company, whether for his own benefit, or to the detriment, or intended or probable detriment, of the Company. The provisions of this paragraph shall be in addition to any other confidentiality agreement the Optionee has entered into with the Company (or a subsidiary thereof) or the Management Company.

8. If the Optionee dies while any Options are exercisable, the Option may then be exercised by his legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of 12 months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to as at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he will complete, sign and deliver the documents prescribed by the policies of the Canadian Venture Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals of:

     (a) the British Columbia Securities Commission or, if the Company is listed thereon, the Canadian Venture Exchange;
     (b) any other regulatory authority having jurisdiction; and
     (c) if the Optionee is a consultant of the Company, then by the shareholders of the Company,

     provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed to it in the Securities Act (British Columbia).

12. Any amendment of the Option shall be subject to such approval as may be required by the policies of the Canadian Venture Exchange (if the Company's shares are listed thereon at the time of such amendment) in effect at the time of the amendment. The Optionee acknowledges that it is a Canadian

     Venture Exchange requirement that a reduction in the exercise price of the Option requires disinterested shareholder approval (as defined in the Canadian Venture Exchange Corporate Finance Manual) if the Optionee is an insider of the Company at the time of the amendment.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. This Agreement shall enure to the benefit of and be binding upon the parties and upon the successors or assigns of the Company and the executors, administrators, and the Optionee's legal personal representatives.

16. The Optionee acknowledges that neither the Option nor the shares issuable upon exercise of the Option have been registered under the United States Securities Act of 1933, as amended (the "1933 Act") and may not be offered or resold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. The certificates representing any shares issued upon exercise of the Option may contain a restrictive legend substantially in the following form:

        "The securities represented by this certificate have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and may not be offered or sold in the United States or to U.S. Persons or for the account or benefit of a U.S. Person or exercised by or on behalf of a U.S. Person, unless registered under the 1933 Act or unless an exemption from such registration is available."

17. This Agreement shall be exclusively governed by the laws of British Columbia and the laws of Canada applicable therein and is subject to the exclusive jurisdiction of the courts of the said Province.

18. This Agreement may be signed by the parties in counterparts, both of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original. This Agreement may be delivered by fax.

IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written notwithstanding its actual date of execution.

SIGNED, SEALED AND DELIVERED by        )
ALLEN BAIN in the presence of:         )   (Signed)
                                       )    ------------------------------------
(signed)                               )    ALLEN BAIN
-------------------------------------- )
Signature of Witness                   )
                                       )
                                       )
-------------------------------------- )
Print Name                             )

IMMUNE NETWORK RESEARCH LTD.
by its Authorized Signatory:


--------------------------------------
Name:  (signed)
       -------------------------------

Title:
       -------------------------------

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the 20th day of April, 2000.

BETWEEN:

            IMMUNE NETWORK RESEARCH LTD., having an office
            ---------------------------
            located at 3650 Wesbrook Mall, Vancouver, BC,
            Canada, V6S 2L2

            (the "Company")

AND:

            ROBERT GAYTON, of 5145 Ashfield Road, West
            -------------
            Vancouver, BC, Canada, V7W 2X4

            (the "Optionee")

WHEREAS the Optionee is a director, senior officer, consultant, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth;

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties agree as follows:

1. The Company hereby grants to the Optionee, as an incentive and in consideration of his services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of 380,000 fully paid and non-assessable common shares in the capital stock of the Company.

2. Subject to the provisions of paragraphs 5, 6 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on April 19, 2005 (the "Expiry Date") at an exercise price of $1.20 per share. The Option is exercisable on a quarterly basis as to 25% of the Option at the end of each three month period commencing from the date of this Agreement.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of his intention to exercise his Option in whole or in part, such notice to be accompanied by bank draft or money order payable to the Company for the full amount of the purchase price of the shares then being purchased. The Company will issue for the Optionee's collection a share certificate registered in the name of the Optionee for the number of shares purchased.

4. The Optionee acknowledges that the shares acquired on exercise of the Option will be subject to a four month hold period commencing from the date of this Agreement, within which period the shares may not be traded, transferred or otherwise disposed of. The certificate issued evidencing the shares acquired upon an exercise of the Option will bear the restrictive legend prescribed by the Canadian Venture Exchange.

5. The parties represent that the Optionee is a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is 30 calendar days after the Optionee ceases to be a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

6. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company or with the Optionee terminates, any unexercised portion of the Option shall immediately terminate.

7. The Optionee shall not, while employed by or otherwise providing services to the Company (or a subsidiary thereof) or the Management Company, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company, whether for his own benefit, or to the detriment, or intended or probable detriment, of the Company. The provisions of this paragraph shall be in addition to any other confidentiality agreement the Optionee has entered into with the Company (or a subsidiary thereof) or the Management Company.

8. If the Optionee dies while any Options are exercisable, the Option may then be exercised by his legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of 12 months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to as at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he will complete, sign and deliver the documents prescribed by the policies of the Canadian Venture Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals of:

     (a) the British Columbia Securities Commission or, if the Company is listed thereon, the Canadian Venture Exchange;
     (b) any other regulatory authority having jurisdiction; and
     (c) if the Optionee is a consultant of the Company, then by the shareholders of the Company,

     provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed to it in the Securities Act (British Columbia).

12. Any amendment of the Option shall be subject to such approval as may be required by the policies of the Canadian Venture Exchange (if the Company's shares are listed thereon at the time of such amendment) in effect at the time of the amendment. The Optionee acknowledges that it is a Canadian

     Venture Exchange requirement that a reduction in the exercise price of the Option requires disinterested shareholder approval (as defined in the Canadian Venture Exchange Corporate Finance Manual) if the Optionee is an insider of the Company at the time of the amendment.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. This Agreement shall enure to the benefit of and be binding upon the parties and upon the successors or assigns of the Company and the executors, administrators, and the Optionee's legal personal representatives.

16. The Optionee acknowledges that neither the Option nor the shares issuable upon exercise of the Option have been registered under the United States Securities Act of 1933, as amended (the "1933 Act") and may not be offered or resold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. The certificates representing any shares issued upon exercise of the Option may contain a restrictive legend substantially in the following form:

        "The securities represented by this certificate have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and may not be offered or sold in the United States or to U.S. Persons or for the account or benefit of a U.S. Person or exercised by or on behalf of a U.S. Person, unless registered under the 1933 Act or unless an exemption from such registration is available."

17. This Agreement shall be exclusively governed by the laws of British Columbia and the laws of Canada applicable therein and is subject to the exclusive jurisdiction of the courts of the said Province.

18. This Agreement may be signed by the parties in counterparts, both of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original. This Agreement may be delivered by fax.

IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written notwithstanding its actual date of execution.

SIGNED, SEALED AND DELIVERED by        )
ROBERT GAYTON in the presence of:      )   (Signed)
                                       )    ------------------------------------
(signed)                               )    ROBERT GAYTON
-------------------------------------- )
Signature of Witness                   )
                                       )
                                       )
-------------------------------------- )
Print Name                             )

IMMUNE NETWORK RESEARCH LTD.
by its Authorized Signatory:


--------------------------------------
Name:  (signed)
       -------------------------------

Title:
       -------------------------------

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the 20th day of April, 2000.

BETWEEN:

            IMMUNE NETWORK RESEARCH LTD., having an office
            ---------------------------
            located at 3650 Wesbrook Mall, Vancouver, BC,
            Canada, V6S 2L2

            (the "Company")

AND:

            MARIO KASAPI, of 15860 McBeth Road, Surrey, BC,
            ------------
            Canada, V4A 5X3

            (the "Optionee")

WHEREAS the Optionee is a director, senior officer, consultant, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth;

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties agree as follows:

1. The Company hereby grants to the Optionee, as an incentive and in consideration of his services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of 380,000 fully paid and non-assessable common shares in the capital stock of the Company.

2. Subject to the provisions of paragraphs 5, 6 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on April 19, 2005 (the "Expiry Date") at an exercise price of $1.20 per share. The Option is exercisable on a quarterly basis as to 25% of the Option at the end of each three month period commencing from the date of this Agreement.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of his intention to exercise his Option in whole or in part, such notice to be accompanied by bank draft or money order payable to the Company for the full amount of the purchase price of the shares then being purchased. The Company will issue for the Optionee's collection a share certificate registered in the name of the Optionee for the number of shares purchased.

4. The Optionee acknowledges that the shares acquired on exercise of the Option will be subject to a four month hold period commencing from the date of this Agreement, within which period the shares may not be traded, transferred or otherwise disposed of. The certificate issued evidencing the shares acquired upon an exercise of the Option will bear the restrictive legend prescribed by the Canadian Venture Exchange.

5. The parties represent that the Optionee is a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is 30 calendar days after the Optionee ceases to be a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

6. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company or with the Optionee terminates, any unexercised portion of the Option shall immediately terminate.

7. The Optionee shall not, while employed by or otherwise providing services to the Company (or a subsidiary thereof) or the Management Company, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company, whether for his own benefit, or to the detriment, or intended or probable detriment, of the Company. The provisions of this paragraph shall be in addition to any other confidentiality agreement the Optionee has entered into with the Company (or a subsidiary thereof) or the Management Company.

8. If the Optionee dies while any Options are exercisable, the Option may then be exercised by his legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of 12 months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to as at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he will complete, sign and deliver the documents prescribed by the policies of the Canadian Venture Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals of:

     (a) the British Columbia Securities Commission or, if the Company is listed thereon, the Canadian Venture Exchange;
     (b) any other regulatory authority having jurisdiction; and
     (c) if the Optionee is a consultant of the Company, then by the shareholders of the Company,

     provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed to it in the Securities Act (British Columbia).

12. Any amendment of the Option shall be subject to such approval as may be required by the policies of the Canadian Venture Exchange (if the Company's shares are listed thereon at the time of such amendment) in effect at the time of the amendment. The Optionee acknowledges that it is a Canadian

     Venture Exchange requirement that a reduction in the exercise price of the Option requires disinterested shareholder approval (as defined in the Canadian Venture Exchange Corporate Finance Manual) if the Optionee is an insider of the Company at the time of the amendment.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. This Agreement shall enure to the benefit of and be binding upon the parties and upon the successors or assigns of the Company and the executors, administrators, and the Optionee's legal personal representatives.

16. The Optionee acknowledges that neither the Option nor the shares issuable upon exercise of the Option have been registered under the United States Securities Act of 1933, as amended (the "1933 Act") and may not be offered or resold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. The certificates representing any shares issued upon exercise of the Option may contain a restrictive legend substantially in the following form:

        "The securities represented by this certificate have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and may not be offered or sold in the United States or to U.S. Persons or for the account or benefit of a U.S. Person or exercised by or on behalf of a U.S. Person, unless registered under the 1933 Act or unless an exemption from such registration is available."

17. This Agreement shall be exclusively governed by the laws of British Columbia and the laws of Canada applicable therein and is subject to the exclusive jurisdiction of the courts of the said Province.

18. This Agreement may be signed by the parties in counterparts, both of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original. This Agreement may be delivered by fax.

IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written notwithstanding its actual date of execution.

SIGNED, SEALED AND DELIVERED by        )
MARIO KASAPI in the presence of:       )   (Signed)
                                       )    ------------------------------------
(signed)                               )    MARIO KASAPI
-------------------------------------- )
Signature of Witness                   )
                                       )
                                       )
-------------------------------------- )
Print Name                             )

IMMUNE NETWORK RESEARCH LTD.
by its Authorized Signatory:


--------------------------------------
Name:  (signed)
       -------------------------------

Title:
       -------------------------------

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the 20th day of April, 2000.

BETWEEN:

            IMMUNE NETWORK RESEARCH LTD., having an office
            ---------------------------
            located at 3650 Wesbrook Mall, Vancouver, BC,
            Canada, V6S 2L2

            (the "Company")

AND:

            DANNY LOWE, of 202-1128 West Broadway, Vancouver, BC,
            ----------
            Canada, V6H 1G5

           (the "Optionee")

WHEREAS the Optionee is a director, senior officer, consultant, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth;

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties agree as follows:

1. The Company hereby grants to the Optionee, as an incentive and in consideration of his services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of 380,000 fully paid and non-assessable common shares in the capital stock of the Company.

2. Subject to the provisions of paragraphs 5, 6 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on April 19, 2005 (the "Expiry Date") at an exercise price of $1.20 per share. The Option is exercisable on a quarterly basis as to 25% of the Option at the end of each three month period commencing from the date of this Agreement.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of his intention to exercise his Option in whole or in part, such notice to be accompanied by bank draft or money order payable to the Company for the full amount of the purchase price of the shares then being purchased. The Company will issue for the Optionee's collection a share certificate registered in the name of the Optionee for the number of shares purchased.

4. The Optionee acknowledges that the shares acquired on exercise of the Option will be subject to a four month hold period commencing from the date of this Agreement, within which period the shares may not be traded, transferred or otherwise disposed of. The certificate issued evidencing the shares acquired upon an exercise of the Option will bear the restrictive legend prescribed by the Canadian Venture Exchange.

5. The parties represent that the Optionee is a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is 30 calendar days after the Optionee ceases to be a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

6. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company or with the Optionee terminates, any unexercised portion of the Option shall immediately terminate.

7. The Optionee shall not, while employed by or otherwise providing services to the Company (or a subsidiary thereof) or the Management Company, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company, whether for his own benefit, or to the detriment, or intended or probable detriment, of the Company. The provisions of this paragraph shall be in addition to any other confidentiality agreement the Optionee has entered into with the Company (or a subsidiary thereof) or the Management Company.

8. If the Optionee dies while any Options are exercisable, the Option may then be exercised by his legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of 12 months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to as at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he will complete, sign and deliver the documents prescribed by the policies of the Canadian Venture Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals of:

     (a) the British Columbia Securities Commission or, if the Company is listed thereon, the Canadian Venture Exchange;
     (b) any other regulatory authority having jurisdiction; and
     (c) if the Optionee is a consultant of the Company, then by the shareholders of the Company,

     provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed to it in the Securities Act (British Columbia).

12. Any amendment of the Option shall be subject to such approval as may be required by the policies of the Canadian Venture Exchange (if the Company's shares are listed thereon at the time of such amendment) in effect at the time of the amendment. The Optionee acknowledges that it is a Canadian

     Venture Exchange requirement that a reduction in the exercise price of the Option requires disinterested shareholder approval (as defined in the Canadian Venture Exchange Corporate Finance Manual) if the Optionee is an insider of the Company at the time of the amendment.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. This Agreement shall enure to the benefit of and be binding upon the parties and upon the successors or assigns of the Company and the executors, administrators, and the Optionee's legal personal representatives.

16. The Optionee acknowledges that neither the Option nor the shares issuable upon exercise of the Option have been registered under the United States Securities Act of 1933, as amended (the "1933 Act") and may not be offered or resold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. The certificates representing any shares issued upon exercise of the Option may contain a restrictive legend substantially in the following form:

        "The securities represented by this certificate have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and may not be offered or sold in the United States or to U.S. Persons or for the account or benefit of a U.S. Person or exercised by or on behalf of a U.S. Person, unless registered under the 1933 Act or unless an exemption from such registration is available."

17. This Agreement shall be exclusively governed by the laws of British Columbia and the laws of Canada applicable therein and is subject to the exclusive jurisdiction of the courts of the said Province.

18. This Agreement may be signed by the parties in counterparts, both of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original. This Agreement may be delivered by fax.

IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written notwithstanding its actual date of execution.

SIGNED, SEALED AND DELIVERED by        )
DANNY LOWE in the presence of:         )   (Signed)
                                       )    ------------------------------------
(signed)                               )    DANNY LOWE
-------------------------------------- )
Signature of Witness                   )
                                       )
                                       )
-------------------------------------- )
Print Name                             )

IMMUNE NETWORK RESEARCH LTD.
by its Authorized Signatory:


--------------------------------------
Name:  (signed)
       -------------------------------

Title:
       -------------------------------

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the 20th day of April, 2000.

BETWEEN:

            IMMUNE NETWORK RESEARCH LTD., having an office
            ---------------------------
            located at 3650 Wesbrook Mall, Vancouver, BC,
            Canada, V6S 2L2

            (the "Company")

AND:

            RON PATON, of 802-1250 Quayside Drive, New
            ---------
            Westminister, BC, Canada, V3M 6E2

            (the "Optionee")

WHEREAS the Optionee is a director, senior officer, consultant, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth;

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties agree as follows:

1. The Company hereby grants to the Optionee, as an incentive and in consideration of his services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of 380,000 fully paid and non-assessable common shares in the capital stock of the Company.

2. Subject to the provisions of paragraphs 5, 6 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on April 19, 2005 (the "Expiry Date") at an exercise price of $1.20 per share. The Option is exercisable on a quarterly basis as to 25% of the Option at the end of each three month period commencing from the date of this Agreement.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of his intention to exercise his Option in whole or in part, such notice to be accompanied by bank draft or money order payable to the Company for the full amount of the purchase price of the shares then being purchased. The Company will issue for the Optionee's collection a share certificate registered in the name of the Optionee for the number of shares purchased.

4. The Optionee acknowledges that the shares acquired on exercise of the Option will be subject to a four month hold period commencing from the date of this Agreement, within which period the shares may not be traded, transferred or otherwise disposed of. The certificate issued evidencing the shares acquired upon an exercise of the Option will bear the restrictive legend prescribed by the Canadian Venture Exchange.

5. The parties represent that the Optionee is a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is 30 calendar days after the Optionee ceases to be a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

6. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company or with the Optionee terminates, any unexercised portion of the Option shall immediately terminate.

7. The Optionee shall not, while employed by or otherwise providing services to the Company (or a subsidiary thereof) or the Management Company, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company, whether for his own benefit, or to the detriment, or intended or probable detriment, of the Company. The provisions of this paragraph shall be in addition to any other confidentiality agreement the Optionee has entered into with the Company (or a subsidiary thereof) or the Management Company.

8. If the Optionee dies while any Options are exercisable, the Option may then be exercised by his legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of 12 months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to as at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he will complete, sign and deliver the documents prescribed by the policies of the Canadian Venture Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals of:

     (a) the British Columbia Securities Commission or, if the Company is listed thereon, the Canadian Venture Exchange;
     (b) any other regulatory authority having jurisdiction; and
     (c) if the Optionee is a consultant of the Company, then by the shareholders of the Company,

     provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed to it in the Securities Act (British Columbia).

12. Any amendment of the Option shall be subject to such approval as may be required by the policies of the Canadian Venture Exchange (if the Company's shares are listed thereon at the time of such amendment) in effect at the time of the amendment. The Optionee acknowledges that it is a Canadian

     Venture Exchange requirement that a reduction in the exercise price of the Option requires disinterested shareholder approval (as defined in the Canadian Venture Exchange Corporate Finance Manual) if the Optionee is an insider of the Company at the time of the amendment.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. This Agreement shall enure to the benefit of and be binding upon the parties and upon the successors or assigns of the Company and the executors, administrators, and the Optionee's legal personal representatives.

16. The Optionee acknowledges that neither the Option nor the shares issuable upon exercise of the Option have been registered under the United States Securities Act of 1933, as amended (the "1933 Act") and may not be offered or resold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. The certificates representing any shares issued upon exercise of the Option may contain a restrictive legend substantially in the following form:

        "The securities represented by this certificate have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and may not be offered or sold in the United States or to U.S. Persons or for the account or benefit of a U.S. Person or exercised by or on behalf of a U.S. Person, unless registered under the 1933 Act or unless an exemption from such registration is available."

17. This Agreement shall be exclusively governed by the laws of British Columbia and the laws of Canada applicable therein and is subject to the exclusive jurisdiction of the courts of the said Province.

18. This Agreement may be signed by the parties in counterparts, both of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original. This Agreement may be delivered by fax.

IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written notwithstanding its actual date of execution.

SIGNED, SEALED AND DELIVERED by        )
RON PATON in the presence of:          )   (Signed)
                                       )    ------------------------------------
(signed)                               )    RON PATON
-------------------------------------- )
Signature of Witness                   )
                                       )
                                       )
-------------------------------------- )
Print Name                             )

IMMUNE NETWORK RESEARCH LTD.
by its Authorized Signatory:


--------------------------------------
Name:  (signed)
       -------------------------------

Title:
       -------------------------------

Exhibit 3-4

                                   EXHIBIT 3-4


REDACTED
--------

THIS ADDENDUM AGREEMENT is made as of the 4th day of April, 2000.

BETWEEN:

           BRIDGE PHARMA, INC., a Florida corporation, having an office at 902 Contento Street, Sarasota, Florida, USA 34242
           ("Bridge")

AND:
           IMMUNE NETWORK RESEARCH LTD., a British Columbia company having an office at 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2 ("IMM")

WHEREAS:

A. Bridge and IMM entered into a joint venture agreement dated August 12, 1999 (the "JV Agreement");

B. The parties wish to enter into this Agreement to provide that the compounds described in Schedule "A" to this Agreement, the uses of such compounds and the intellectual property shall be covered by the JV Agreement.

THIS AGREEMENT WITNESSES that in consideration of the mutual covenants herein contained, the parties agree as follows:

1. The parties agree that subsection 1.3 of the JV Agreement is amended such that the definition of "BRIDGE BACKGROUND TECHNOLOGY" shall include the compounds described in Schedule "A" to this Agreement, the uses of such compounds and the associated intellectual property as described in the patent applications listed in the attached Schedule "A" or in any future continuations or extensions of said patent applications.

2. Subject to receipt of Canadian Venture Exchange acceptance, IMM agrees that it will increase its funding obligation referred to in subsections 4.4 and
8.4.2 of the JV Agreement from US$2,000,000 to US$3,500,000 if and when Bridge and IMM both agree on the selection of at least one compound from those listed in Schedule "A" hereto to proceed to clinical studies.

3. Except as modified herein, all other provisions of the JV Agreement shall remain in full force.

4. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both of which shall constitute one agreement. This Agreement may be delivered by fax.

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the day and year first above written notwithstanding its actual date of execution.

BRIDGE PHARMA, INC.
By its authorized signatory:

(Signed)


IMMUNE NETWORK RESEARCH LTD.
By its authorized signatory

(Signed)

                                  SCHEDULE "A"


                            [REDACTED - ENTIRE PAGE]


                  Bridge Pharma Addendum dated April 4, 2000

Exhibit 3-11

                                EXHIBIT 3-11









                      Agreement entered into March 27, 2000
                           with CroMedica Global, Inc.

REDACTED
--------


                                    AGREEMENT


This Agreement, is made by and between Immune Network Research Ltd., (hereinafter "INR"), with offices at 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2 and CroMedica Global Inc. located at 730 View Street, Suite 600, Victoria, British Columbia V8W 3Y7.

WHEREAS, INR desires to have certain research conducted (as described herein) with respect to the compound known as "Dapsone" (the "Investigation") in
accordance with the protocols, numbers              , attached hereto as Exhibit
                                       ------------
A, which exhibit is incorporated by reference herein together with all amendments thereto, (hereinafter, the "Protocols"); and

WHEREAS, CroMedica is experienced in such research and has the personnel available to perform these services for INR;

NOW THEREFORE, in consideration of the premises and of the mutual promises and undertakings herein contained, the parties intending to be legally bound do hereby agree as follows:


I.    SCOPE OF SERVICES
      -----------------

      The Investigation shall consist of the services set forth in Exhibit "B" (Scope of Services & Obligations), which exhibit is incorporated by reference and is deemed to be part of this Agreement. CroMedica shall not undertake any additional work without a written modification of this Agreement pursuant to Section XIV (Modifications). To the extent that any conflict exists between the terms of this Agreement and Exhibit "B" (Scope of Services & Obligations), the terms of this Agreement shall take precedence.

      CroMedica agrees to conduct, and to cause its employees, officers, directors and representatives to conduct, the Investigation in accordance with the terms of this Agreement (as applicable to the particular Investigation), the Protocols, and all applicable Federal, State, and local laws, including without limitation, the Food and Drug Administration ("FDA") of the United States, all relevant Regulatory Authorities, and using the International Committee for Harmonization ("ICH") guidelines pertaining to clinical investigations and the use of investigational drugs in humans.

II.   PERFORMANCE SCHEDULE
      --------------------

      The Performance Schedule by which CroMedica shall perform the services specified in this Agreement is set forth in Exhibit "C" (Payment and Performance Schedule),which exhibit is incorporated by reference and is deemed to be part of this Agreement.

III.  COMPENSATION
      ------------

      A.  CroMedica Compensation
          ----------------------

          This is a fixed price contract. The price shall be either US$13,199,286 or US$13,849,286, exclusive of all applicable taxes, depending on whether the Option A or the Option B pricing and payment terms described in Exhibit "C" shall apply. The Option A pricing and payment terms will apply if [REDACTED] is developed by INR for purposes of the Investigation. The Option B pricing and payment terms will apply if [REDACTED] is not developed by INR for purposes of the Investigation.

          INR shall pay to CroMedica the contract price as follows:

          1. as to the sum of US$2,000,000 by the delivery of a secured debenture (the "Debenture") in the form appended hereto as Exhibit "D"; and

          2. as to the balance of the contract price, by payments made in accordance with the pricing and payment terms described in Exhibit "C" for either Option A or Option B, as the case may be.

          It is further agreed by both parties that CroMedica be granted a first right of refusal on all of INR's clinical trials, other than the first human trial, involving the INR compound "1F7" monoclonal antibody for the treatment of HIV infection.

IV.   PROTOCOLS
      ---------

      The Investigation shall be conducted in accordance with the Protocols. CroMedica shall make no change in the Protocols during the course of the Investigation without the prior written approval of INR, except where necessary to eliminate apparent immediate hazards to human subjects. INR shall have the right at any time to initiate such changes in the Protocols, as INR deems necessary or appropriate, including suspending the Investigation temporarily or permanently.

V.    CONTACT PERSONS AND STAFFING
      ----------------------------

      CroMedica shall assign a sufficient number of personnel to complete the Scope of Services set forth on Exhibit "B" (Scope of Services & Obligations).

      INR and CroMedica have designated appropriate personnel to be available to CroMedica to answer questions and resolve problems relating to the Investigation. The names of these individuals, and the respective subjects on which they may be consulted, are set forth in Exhibit "E" (Contact Persons).

      Either party may change the designated contact person by providing written notice to the other party in accordance with the provisions of paragraph XIII of this agreement.

VI.   PERIOD OF PERFORMANCE
      ---------------------

      This Agreement shall take effect as of the last date of execution by the last of the parties to execute this Agreement, and shall remain in effect until the completion of the services performed by CroMedica under the Agreement, or until earlier termination in accordance with the Section on Termination, below.


VII.  TERMINATION
      -----------

      A. INR's Right to Terminate
         ------------------------

         INR reserves the right to terminate this Agreement in whole or in part, with or without cause, upon 30 days written notice to CroMedica. In the event this Agreement is terminated by INR prior to completion, CroMedica shall use its best efforts to conclude or transfer the project, as directed by INR, as expeditiously as possible. CroMedica shall not undertake further work, incur additional expenses, or enter into further commitments with regard to the Investigation after receiving such notice of termination from INR, except as mutually agreed upon by the parties. Upon termination of the Agreement, CroMedica shall return to INR all of INR's property (as defined in the Section covering Property Ownership) in CroMedica's possession or under CroMedica's control, unless otherwise agreed to in writing.

      B. CroMedica's Right to Terminate
         ------------------------------

         CroMedica may terminate this Agreement upon default of any material provision of this Agreement; provided, however, that prior to terminating, CroMedica shall notify INR in writing of such default, and shall allow INR thirty (30) days to remedy such default if such default is capable of being remedied. In the event that INR fails to remedy the default within the 30-day period, CroMedica may terminate the Agreement effective immediately.

      C. Compensation to CroMedica upon Termination
         ------------------------------------------

         In the event of a termination under this Section, CroMedica shall be entitled to compensation as follows:

          1. All payments due and owing under this Agreement at the time of CroMedica's receipt of the notice of termination.

          2. Reimbursement for any noncancelable services and commitments entered into by CroMedica in order to carry out this Agreement, provided CroMedica provides INR with documentation of completion of work or expenses incurred.

          3. Should the termination of this agreement be instituted by INR as a result of: an external development partnership, licensing agreement, corporate merger or acquisition, a termination fee equal to 30% of the remaining contract payments would be due to CroMedica.

               A termination by INR for any other reason, except by reason of a breach of a material term of this agreement by CroMedica, will result in a termination fee equal to 10% of the remaining contract payment becoming due to CroMedica.

          Termination of this Agreement by either party shall not affect the rights and obligations of the parties accrued prior to the effective date of termination. The rights and duties under Articles III, IV, VII, VIII, IX, X, XI, XII, XIV, XVI, XVII, XVIII, XIX, XX and XXI shall survive the termination or expiration of this Agreement.

VIII.     CONFIDENTIAL INFORMATION
          ------------------------

          A. Definition
             ----------

          For purposes of this Agreement, "Confidential Information" means any knowledge or information that is (1) acquired by CroMedica from INR prior to or during the course of the Investigation, or (2) prepared, developed or generated by CroMedica during the course of the Investigation; provided, however, that "Confidential Information" does not include knowledge or information that CroMedica can demonstrate by written records was known by it prior to the receipt of such knowledge or information from INR, or that is publicly disclosed by INR either prior to or subsequent to receipt of the knowledge or information by CroMedica.


          B. Non-Disclosure
             --------------

          CroMedica (1) shall not publish, disseminate, or otherwise disclose to any third party (except as may be required by this Agreement or by law) any Confidential Information without the prior written consent of INR; (2) shall use the same care and discretion in maintaining the confidentiality of the Confidential Information that CroMedica uses with similar information that it considers confidential; provided that such care and discretion shall not be less than the standard of care and discretion that would be employed by a prudent person under similar circumstances; (3) shall restrict the dissemination of the Confidential Information within its own organization to persons who have a need to know and have agreed to abide by the confidentiality provisions of this Agreement; and (4) shall not, without the prior written consent of INR, make any use whatever of the Confidential Information except for the purpose of conducting the Investigation.
          In the event CroMedica is required by applicable law to disclose Confidential Information to a proper authority, CroMedica shall first notify INR, and CroMedica and INR shall then attempt in good faith to agree upon a mutually satisfactory way to disclose such Confidential Information as necessary for this limited purpose. CroMedica shall ensure that its employees, officer, directors, affiliates, agents and representatives comply with the terms of this
          Article IIIV and otherwise with the terms of this Agreement.

          C. Return of Confidential Information
             ----------------------------------

          At the expiration or earlier termination of this Agreement, CroMedica shall return to INR all written Confidential Information, and all written material that incorporates any Confidential Information.

          D. Survival of Obligation of Confidentiality
             -----------------------------------------

          The obligation of confidentiality set forth in this Section shall continue for ten years following the date of expiration or earlier termination, for any reason, of this Agreement, and shall be binding upon permitted assignees, administrators and other legal representatives of CroMedica.

          E. CroMedica shall obtain INR's prior written permission before using INR's name, symbols and/or marks in any form of publicity in connection with the Investigation. The foregoing sentence shall not exclude legally required disclosure by CroMedica or reports generated in the normal course of business by CroMedica.


IX.    PROPERTY OWNERSHIP
       ------------------

       A. Rights in Property
          ------------------

       All materials, documents, data, software and information of every kind and description supplied to CroMedica by INR or prepared, developed, or generated by CroMedica pursuant to this Agreement, (except for CroMedica procedural manuals, personnel data, methods, procedures, and policies) shall be the sole and exclusive property of INR and INR shall have the right to make whatever use it deems desirable of any such property. CroMedica shall not, without the prior written consent of INR, publish, disseminate, or otherwise disclose to any third party any such property (except such disclosure as may be required by law), or use any such property for any purpose other than the performance of this Agreement.


       B. Retention of Property
          ---------------------

          Unless otherwise required by law or the terms of this Agreement, any property specified in Subsection A, above, that CroMedica shall have in its possession shall be maintained by CroMedica for a period of not less than five (5) years from the date of receipt thereof and shall be organized in such manner that it will be ready for immediate reference.

          INR shall have the right at any time to examine or obtain from CroMedica copies of any or all such property. After five (5) years, CroMedica may dispose of such property in accordance with instructions provided by INR. If INR fails to provide such instructions, CroMedica shall so notify INR, and if instructions are still not forthcoming within thirty (30) days of such notification, CroMedica may destroy such property.

          C. Survival of Obligation
             ----------------------

          The rights and obligations set forth in this Section shall survive the expiration or earlier termination, for any reason, of this Agreement, and shall be binding upon permitted assignees, administrators and other legal representatives of CroMedica.

X.        RIGHTS IN INTELLECTUAL PROPERTY AND PATENTS
          -------------------------------------------

          A. Inventions, Discoveries, and Know-How
             -------------------------------------

          With respect to any and all inventions, discoveries, and know-how (including, without limitation, all ideas, improvements, and creations) that are conceived, gained, or reduced to practice by CroMedica in the course of performing its obligations under this Agreement, CroMedica agrees:

          1. To disclose promptly to INR or its nominee any such inventions, discoveries and know-how;

          2. To assign and transfer to INR all rights, title, and interest in and to any and all such inventions, discoveries, and know-how upon the request of INR; and

          3. To perform any and all lawful acts that in the judgment of INR are necessary or desirable to secure or maintain for the benefit of INR adequate patent and other property rights in the United States and all foreign countries with respect to any such inventions, discoveries and know-how, including, without limitation, making or delivering to INR United States and foreign patent applications, powers of attorney, assignments, oaths and affirmations, and applications for securing, protecting or registering any property rights relating to such inventions, discoveries and know-how, and cooperating with INR in the defense of patents related to such inventions, discoveries and know-how in infringement actions.

          INR shall compensate CroMedica at standard hourly rates for the time devoted to said activities and reimburse it for all reasonable expenses incurred.

          B. Copyrights
             ----------

          CroMedica agrees to assign to INR all right, title, and interest in and to any Work, as defined below, including without limitation all right, title, and interest in and to copyright of the Work, in the United States or anywhere throughout the world, in the name of INR (or otherwise, as directed by INR), for the sole benefit of INR, and to secure renewals or extensions of such copyrights in INR's name (or otherwise, as directed by INR). CroMedica shall execute any assignments or other documents that INR deems necessary to effectuate the purposes of this Subsection B. For purposes of this Section, "Work" means all reports, documents, research, drafts, materials, computer software, and data that are recorded in any form (including, without limitation, written, electronic, or photographic form) and that are prepared, developed, or generated by CroMedica in the course of performing its obligations under this Agreement.


          C. Survival of Obligations
             -----------------------

          The obligations imposed by this Section shall survive the expiration or earlier termination, for any reason, of this Agreement with respect to inventions, discoveries and know-how conceived, gained, or reduced to practice by CroMedica, and Work prepared, developed, or generated by CroMedica, in the course of performing this Agreement. Such obligations shall be binding upon permitted assignees, administrators and other legal representatives of CroMedica. It is agreed that neither CroMedica nor INR transfers to the other by operation of this Agreement any patent right, copyright, or other proprietary right of either party, except as specifically set forth in this Agreement.

XI.       INDEMNIFICATION
          ---------------

          A. Indemnification of INR
             ----------------------

          CroMedica shall hold harmless and indemnify INR, its employees, agents and assigns, from and against all claims, costs, complaints, or lawsuits for damages that arise or are alleged to arise as a result of the negligence or malfeasance of CroMedica, or any of its employees, agents, or representatives, in conducting the Investigation, or from CroMedica's failure to adhere to the terms of the Protocols or this Agreement, or to applicable regulations. For purposes of this Article XI only, investigators are not agents or representatives of CroMedica.


          B. Indemnification of CroMedica
             ----------------------------

          INR shall indemnify and hold harmless CroMedica, its representatives and employees, from and against all claims, costs, complaints, or lawsuits for damages that arise as a result of personal injury or death that is alleged to have been caused by or attributed to any substance provided by INR and dispensed or administered in accordance with the provisions of the Protocols; provided that:

          1. INR shall be promptly notified of any such claim, complaint, or lawsuit;

          2. INR shall have the right, in its sole discretion, to undertake the defense, compromise, or settlement, at its own expense and by its own counsel, of any such claim, complaint, or lawsuit; and

          3. CroMedica shall cooperate fully in the investigation and defense of any such claim, complaint, or lawsuit.

          The indemnification provided for in this Subsection B shall not apply to any loss, damage, cost or expense that is caused in whole by or is attributable in whole to the negligence or malfeasance of CroMedica, or any of its employees, agents, or representatives.

XII.      INSURANCE
          ---------

          Both parties shall maintain in force at all times during the term of this Agreement, with an insurance company acceptable to the other party, the following insurance, including any special terms indicated and shall, prior to signing this Agreement, provide to the other party certificates of insurance for each type of insurance specifying that the other party will receive no less than thirty (30) days' notice of cancellation, non-renewable or material change.

          a) Comprehensive General Liability insurance including products and completed operations, personal injury, broad form property damage including completed operations, independent contractors, and blanket contractual liability with the product/completed operations exclusion removed. Combined Single Limit for bodily injury and property damage - $5,000,000.

           b) Workers' Compensation Insurance Coverage - statutory.

           c) Professional Liability Insurance - Covering all claims for damages arising out of errors and omissions in the performance of professional duties of the respective parties under this Agreement. The Limits of Liability shall be $1 million per claim.

XIII.      NOTICES AND PAYMENTS
           --------------------

           Except as otherwise provided herein, any notice or other communications or any payment required under this Agreement shall be delivered by hand, first class mail, a nationally recognized overnight courier service, or facsimile transmission, to the party at the address listed below:

                If to INR:                  Dr. Allen Bain
                                            --------------
                                            Immune Network Research Ltd.
                                            ----------------------------
                                            3650 Wesbrook Mall
                                            ------------------
                                            Vancouver, British Columbia  V6S 2L2
                                            ------------------------------------
                                            Fax (604) 222-5542

                If to CroMedica:            Ken Newport
                                            -----------
                                            CroMedica Global Inc.
                                            ---------------------
                                            600-730 View Street
                                            -------------------
                                            Victoria, British Columbia V8W 3Y7
                                            ----------------------------------
                                            Fax (250) 480-0819

           Any such notice shall be effective (1) in the case of a hand delivery, when received; (2) in the case of an overnight delivery service, on the next business day after being placed in the possession of such delivery service, with delivery charges prepaid;
           (3) in the case of the mail, five business days after deposit in the postal system, first class postage prepaid; and (4) in the case of facsimile transmission, when electronic indication of receipt is received.


XIV.       MODIFICATIONS
           -------------

           No changes shall be made in this Agreement except by written agreement of the parties, signed by authorized representatives. INR's authorized representative shall be designated in Attachment 3 (Contact Persons).


XV.        ENTIRE AGREEMENT
           ----------------

           This Agreement, together with its Attachments, including the Protocols, shall be the entire and complete understanding between the parties in regard to the covered subject matter. This Agreement merges all prior discussions between the parties and neither party shall be bound by conditions, definitions, warranties, understandings, or representations concerning such subject matter except as provided in this Agreement or as specified on or subsequent to the effective date of this Agreement in a writing signed by properly authorized representatives of both the parties.

XVI.       ASSIGNMENT
           ----------

           Neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party. Notwithstanding the previous sentence, INR may assign its obligations under this Agreement to any affiliate of INR or in connection with the transfer or sale of all or substantially all of its assets or business relating to the drug(s) being studied hereunder or its merger or consolidation with another organization, provided that the rights of CroMedica under this Agreement are not materially prejudiced and that INR shall remain liable for the obligations under this Agreement if the assignee shall fail to fulfill such obligations.

XVII.      INDEPENDENT CONTRACTOR
           ----------------------

           CroMedica shall function as an independent contractor and shall not hold itself out as an agent of INR in any way.

XVIII.     GOVERNING LAW
           -------------

           This Agreement shall be construed, interpreted and enforced under the laws of the Province of British Columbia.

XIX.       WAIVER
           ------

           The failure of a party in any instance to insist on the strict performance of the terms of this Agreement shall not be construed to be a waiver or relinquishment of any of the terms of this Agreement, either at the time of the party's failure to insist upon strict performance or at any subsequent time.

XX.        SEVERANCE
           ---------

           Each clause of this Agreement is a distinct and severable clause and if any clause is deemed illegal, void, or unenforceable, the validity, legality, or enforceability of any other clause or portion of this Agreement shall not be affected thereby.

XXI.       HEADINGS
           --------

           All headings contained in this Agreement appear only for convenience and reference. They do not define, limit, extend, or describe the scope of this Agreement or the intent of any of its provisions.

XXII       REGULATORY APPROVALS
           --------------------

          This agreement is subject to INR receiving all required regulatory approvals and consents, including any approvals required from the Canadian Venture Exchange, within sixty (60) days of the date of this agreement. INR covenants that is will use it best efforts to obtain all such regulatory approvals and consents, and agrees that this condition shall be deemed to have been waived by INR if it has not provided CroMedica with written notice within the said sixty (60) day period that an applicable consent or approval has not been obtained by INR.

XXIII     COUNTERPART EXECUTION AND DELIVERY BY FACSIMILE
          -----------------------------------------------

          This Agreement may be executed in counterparts, both of which together shall form one and the same instrument and each of which shall be deemed to be an original. This Agreement may be delivered by facsimile.

ACCEPTED AND AGREED:

IMMUNE NETWORK RESEARCH LTD.                   CROMEDICA GLOBAL INC.

BY:    Matt Sadler"                            BY:    C.H. Stead"
   ------------------------------                 ------------------------------
TITLE:       Project Director                  TITLE:       VP Finance & CFO
      -------                                        -------
DATED: March 27, 2000                          DATED: March 23, 2000
       --------------------------                     --------------------------

                                   EXHIBIT "B"





                            [REDACTED - ENTIRE PAGE]

                                   Exhibit "B"
                                    CONTINUED

Should the regulatory agencies require additional studies or a change in the scope of currently proposed studies, INR explicitly acknowledges that additional fees will be negotiated. Similarly, should any study yield additional information about safety, requiring additional studies or a change in the scope of currently proposed studies, INR explicitly acknowledges that additional fees will be negotiated.


The CRO undertakes, where relevant to:

  - Be responsible for the proper and timely co-ordination, management and conduct of the Study in accordance with the following section entitled "Obligations of CRO";
  - Appoint suitably-qualified and experienced investigators, trial monitors and physicians to conduct the Study;
  - Provide standard operating procedures and visit reports as evidence of measures undertaken to co-ordinate, manage and conduct the Study;
  - Co-operate fully with all other persons, entities and bodies involved in the performance of the Study, whether or not appointed by INR;
  - Provide INR with appropriate evidence showing regular monitoring of trial centres, source documents and clinical laboratories to both confirm and document adequate and appropriate adherence of all study procedures to what has been laid down by the Protocols, by Good Clinical Practice and by Good Laboratory Practice;
  - Be responsible for all the data management of the Study including the collection, compilation and analysis of all Study Data;
  - Ensure that all serious adverse events are reported to INR and the ethics committee strictly in accordance with the Protocols;
  - Collate, store and retain Documentation in the format and for the minimum period required by GCP;
  - Provide INR with a written status report on the progress of the Study, to include blinded Study Data, at such regular intervals as INR deems appropriate and at any time to provide additional information upon request throughout the duration of the Study;
  - Procure that the Study investigators, trial centres and all individuals or bodies subcontracted to provide some or all of the Services comply in all respects with the Protocols and this Agreement and enter into appropriate confidentiality agreements;
  -  [REDACTED]; and
  - Appoint a Project Manager to the projects to be approved by INR, such approval not to be unreasonably withheld.

OBLIGATIONS OF THE CRO

The CRO will, where applicable, procure that the Study is at all times conducted:

a)  in accordance with the Protocols and any amendments thereto;
b) using quantities of the Compound supplied by INR or CroMedica, as applicable;
c) using the numbers and types of patients selected in accordance with the criteria stated in the Protocols;
d) only after all necessary legal, regulatory and other approvals have been granted and strictly in accordance with the terms of any such approvals;
e) in accordance with the standards of Good Clinical Practice ("GCP") as laid down from time to time by the Committee for Proprietary Medicinal Products ("CPMP"); and
f) all applicable state, federal and local laws and regulations and all policies of the Food and Drug Administration ("FDA") and all other relevant Regulatory Authorities.

The CRO will use its best endeavours to ensure that the individual trial centres shall accept full responsibility (as consignee) for the use of the Compound supplied by CroMedica on behalf of INR and to ensure that the Compound is used solely at the trial centre for the purpose of performing the Study.

OBLIGATIONS OF INR

INR undertakes:

a) to provide such assistance to the CRO as the CRO shall reasonably require in order to undertake the Study and fulfill its obligations and responsibilities under this Agreement;
b) to provide to CroMedica, as available, for submission by CroMedica to the appropriate Regulatory Authorities such toxicology and safety data relating to the Compound as may reasonably be required by that Regulatory Authority and to provide to the Study investigators such information relating to the Compound as they may reasonably require for the conduct of the Study.

                                   EXHIBIT "C"

                        PAYMENT AND PERFORMANCE SCHEDULE

CroMedica will invoice INR in the amounts specified in the attached pricing and payment term schedules, plus all applicable taxes. Payments will be made by INR by wire-transfer into an account specified by CroMedica within thirty (30) days of the invoice date. Interest shall accrue and be payable by INR on all overdue amounts at a rate equal to 2% per month (24% per annum).

INR reserves the right to renegotiate the payment schedule if there is a material non-compliance with the work schedule.






                                     SUMMARY
                          (All figures in U.S. Dollars)

The pricing and payment terms shall be in accordance with either of the attached alternatives:

     Option A - represents the payment profile where [REDACTED].

     Option B - represents the payment profile where [REDACTED].

                                   EXHIBIT "E"

                                 CONTACT PERSONS




Immune Network Research Ltd.                 Dr. Allen Bain
                                             Immune Network Research Ltd.
                                             3650 Wesbrook Mall
                                             Vancouver, British Columbia
                                             V6S 2L2
                                             Fax (604) 222-5542

CroMedica Global Inc.                        Ken Newport
                                             CroMedica Global Inc.
                                             730 View Street, Suite 600
                                             Victoria, British Columbia
                                             V8W 3Y7
                                             Fax (250) 480-0819

                                    EXHIBIT A

                                    PROTOCOLS


Protocol to be inserted, once signed off by both parties.

                                  EXHIBIT 3-12





                       Debenture issued on March 27, 2000
                       in favour of CroMedica Global, Inc.

                       SECURED DEBENTURE


Issued to:         CroMedica Global Inc.
                   730 View Street
                   Suite 600
                   Victoria, British Columbia
                   V8W 3Y7
                   Facsimile No. (250) 480-0819


Issued by:         Immune Network Research Ltd.
                   3650 Wesbrook Mall
                   Vancouver, British Columbia
                   V6S 2L2
                   Facsimile No. (604) 222-5542




UP TO US$2,000,000.00 (two million us dollars)                    March 23, 2000


1.   Principal Amount. Immune Network Research Ltd (the "Company") for value
     ----------------
     received hereby promises to pay to CroMedica Global Inc. ("CroMedica"), at its address specified above, the principal amount of up to a maximum of
                                                          ---------------
     U.S. $2,000,000.00 in the manner hereinafter provided, together with all other moneys (including interest) which may from time to time be owing hereunder or pursuant hereto. The principal amount due and owing pursuant to this Debenture shall be determined in accordance with the terms of an agreement (the "Services Agreement") between the Company and CroMedica dated March 23, 2000 for the provision of clinical trial services, as follows:

     (a) US$1,000,000.00 shall be due and owing under this Debenture upon the execution by CroMedica and the Company of the Services Agreement, subject to the payment provisions of section; and

     (b) the principal amount due and owing under this Debenture shall increase by either:

        (i) an additional US$200,000.00 on each of the first day of June, July, August, September and October, 2001 if the Option A pricing and payment terms described in Exhibit "C" of the Services Agreement applies; or

        (ii) an additional US$200,000.00 on each of the first day of October, November and December, 2001, and January and February, 2002 if the Option B pricing and payment terms described in Exhibit "C" of the Services Agreement applies, such that the maximum principal amount secured by this Debenture shall not exceed US$2,000,000.

2.   Principal Payments. Subject to the provisions of this Debenture, the
     ------------------
     principal amount of this Debenture from time to time outstanding shall become due and payable by monthly instalments, each in the amount of U.S. $83,333.33, payable on the 1st day of each month from and including October 1, 2001 to and including August 1, 2003, except that:

     (a) if the Option A pricing and payment terms described in Exhibit "C" of the Services Agreement applies, then the payment due and payable on June 1, 2002 shall be US$166,666.66 and not US$83,333.33; and

     (b) if the Option B pricing and payment terms described in Exhibit "C" of the Services Agreement applies, then the payment due and payable on September 1, 2002 shall be US$166,666.66 and not US$83,333.33.

3.   Interest. Interest shall be payable on the 1st day of each and every
     --------
     month commencing on October 1, 2001 on the balance from time to time outstanding of the principal amount of this Debenture, any overdue interest and any other moneys due and payable hereunder, both before and after maturity, default or judgment, at the rate of interest per annum (the "Interest Rate") which is five percent (5%) greater than the Prime Rate for the applicable period calculated and compounded monthly, computed from the respective dates that the principal becomes owing in accordance with section 1 of this Debenture until payment in full of all moneys owing hereunder. CroMedica shall notify the Company at least five (5) days prior to each interest payment date of the Prime Rate for the applicable period but the non-receipt of any such notice by the Company or the failure of CroMedica to give such notice shall in no way limit or negate the obligation of the Company to pay interest on such payment date.

4.   Redemption. The Company may redeem this Debenture prior to maturity
     ----------
     either in whole at any time or, when not in default hereunder or under the Services Agreement, in part from time to time on not less than thirty (30) days' written notice to CroMedica at a price equal to the principal amount being redeemed, together in each case with accrued and unpaid interest on such principal amount to the date fixed for redemption and, in the case of redemption in whole, all other moneys owing hereunder for services performed or to be performed by CroMedica in accordance with the Services Agreement. Except as described in this section 4, the Company shall have no other right of prepayment.

5.   Partial Payments. In case less than the total principal amount of this
     ----------------
     Debenture is redeemed at any time, the principal amount so redeemed shall be credited against the principal payable hereunder in inverse order of maturity.

6.   Security. As security for the payment of the principal, interest and all
     --------
     other moneys from time to time payable under this Debenture, and the performance by the Company of all its obligations hereunder, but subject to Permitted Encumbrances and to the exception as to leaseholds hereinafter contained, the Company hereby grants a security interest in and grants, assigns, mortgages and charges, as and by way of a first, fixed and specific mortgage and charge to and in favour of CroMedica all real and immoveable property, both freehold and leasehold, now owned or hereafter acquired by the Company, together with all buildings, erections, fixed machinery and fixed equipment presently situated thereon or which may at any time hereafter be constructed or placed thereon or used in connection therewith;

     And for the same consideration and purposes and subject to the same exceptions, the Company hereby grants a security interest in, and charges as and by way of a first floating charge to and in favour of CroMedica, all of the undertaking of the Company and all of its property and assets for the time being, both present and future, and of whatsoever nature and wherever situate (other than property and assets from time to time effectively subjected to the fixed and specific mortgages and charges created hereby, including

     (a) all inventory of whatever kind and wheresoever situate ("Inventory");

     (b) all equipment (other than Inventory) of whatever kind and wherever situate, including, without limitation, all machinery, tools, apparatus, plant, furniture, fixtures and vehicles of whatsoever nature or kind;

     (c) all Goods (including parts, accessories, attachments, special tools, additions and accessions thereto), Chattel Paper, Documents of Title (whether negotiable or not), Instruments, Intangibles and Securities;

     (d) all book accounts and book debts and generally all accounts, debts, dues, claims, choses in action and demands of every nature and kind howsoever arising or secured including letters of credit and advices of credit, which are now due, owing or accruing or growing due to or owned by or which may hereafter become due, owned or accruing or growing due to or owing by the Corporation ("Debts");

     (e) all deeds, documents, writings, papers, books of account and other books relating to or being records of Debts, Chattel Paper or Documents of Title or by which such are or may hereafter be secured, evidenced, acknowledged or made payable;

     (f) all contractual rights and insurance claims;

     (g) all monies other than trust monies lawfully belonging to others;

     (h) all goodwill, patents, trade marks, copyrights and other industrial and intellectual property; and

     (i) all statutory licences, quotas and other transferable rights.
 .
     The terms "Goods", "Chattel Paper", "Documents of Title", "Instruments", "Intangibles", "Securities", "proceeds", "Inventory" and "accessions" whenever used herein shall be interpreted pursuant to their respective meanings when used in the Personal Property Security Act (British Columbia), as amended from time to time.

     Provided that such floating charge shall not prevent the Company from time to time until the security hereby constituted shall have become enforceable from selling, leasing or otherwise disposing of the property, rights and assets included in such floating charge or from making expenditures with a view to the expansion of its business or from giving security constituting Permitted Encumbrances, all in the ordinary course of its business and subject to the provisions of this Debenture.

     Notwithstanding any other provision of this Debenture, the security interests constituted hereby and by any supplemental security granted to CroMedica shall not be subordinate to, nor is there any intention to subordinate such security interests to, any Permitted Encumbrances or security interests held by others.

     All security interests created by this Debenture attach immediately upon execution of the Debenture. The Corporation acknowledges that value has been given and that it has rights in the Mortgaged Premises (as defined below) sufficient for a security interest to attach. The attachment of the floating charge has not been postponed and the floating charge shall attach to any particular property intended to be subject to it as soon as the Company has rights in such property.

     All property and assets of the Company whether specifically charged or subjected to the floating charge are hereinafter referred to as the "Mortgaged Premises".

7.   Exception as to Leaseholds. It is hereby declared that the last day of
     --------------------------
     any term of years reserved by any lease or sublease, verbal or written, or any agreement therefor, now held or hereafter acquired by the Company is excepted out of the Mortgaged Premises, but the Company shall stand possessed of any such reversion upon trust to assign and dispose thereof as CroMedica may direct.

8.   Payments and Notice. Any payments not received by CroMedica by two
     -------------------
     o'clock p.m. on a Business Day shall be deemed to have been received on the next Business Day. Any notice required or desired to be given hereunder or under any instrument supplemental hereto shall be in writing and may be given by personal delivery, by facsimile or other means of electronic communication or by sending the same by registered mail, postage prepaid, to CroMedica or to the Company at their respective addresses set out above and, in the case of electronic communication, to the facsimile numbers set out above. Any notice so delivered shall be conclusively deemed given when personally delivered and any notice sent by facsimile or other means of electronic transmission shall be deemed to have been delivered on the Business Day following the sending of the notice, and any notice so mailed shall be conclusively deemed given on the fifth Business Day following the day of mailing, provided that in the event of a known disruption of postal service, notice shall not be given by mail. Any address for notice or payments herein referred to may be changed by notice in writing given pursuant hereto.

9.   Covenants. This Debenture is issued subject to and with the benefit of
     ---------
     all the covenants, terms and conditions in Exhibit "A" hereto which Exhibit forms a part hereof.

10.  Maximum Recovery. If any amounts, whether on account of interest or
     ----------------
     additional consideration, becomes payable to or is received by CroMedica pursuant to this Debenture which would exceed the maximum amount recoverable under applicable law on moneys secured by this Debenture:

     (a) any amounts so payable shall be reduced and are hereby limited to the maximum amount recoverable under applicable law;

     (b) any amounts so received by CroMedica shall, at CroMedica's option, either be returned to the Company or, notwithstanding Section 4 hereof, be deemed to have been received by CroMedica as a partial redemption of this Debenture and shall be credited against principal payable hereunder in inverse order of maturity; and

     (c) if paragraph (a) requires the reduction in an amount or amounts payable to CroMedica, CroMedica in its sole discretion shall determine which amount or amounts shall be reduced to ensure compliance with this
         Section 11.

11.  Extensions and Amendments. Any agreement for the extension of the time
     -------------------------
     of payment of the moneys hereby secured or any part thereof made at, before or after maturity, and prior to the execution of a discharge or release of this Debenture, or any agreement for altering the term, rate of interest (whether increased or decreased), the amount of the principal payments hereunder or any other covenant or condition hereof, need not be registered in any office of public record but shall be effectual and binding upon the Company and upon every subsequent mortgagee, chargee, encumbrancer or other person claiming an interest in the Mortgaged Premises or any part thereof when executed by the Company and delivered to CroMedica.

12.  Receipt. The Company hereby acknowledges receipt of a true copy of this
     -------
     Debenture and, to the extent permitted by law, waives all rights to receive from CroMedica a copy of any financing statement or financing change statement filed, or any verification statement received, at any time in respect of this Debenture or any supplemental or collateral security granted to CroMedica.

13.  Binding Effect, Governing Law and Headings. These presents are binding
     ------------------------------------------
     upon the parties hereto and their respective successors and assigns. This Debenture shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. The division of this Debenture into sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Debenture.

14.  Invalidity, etc. Each of the provisions contained in this Debenture is
     ----------------
     distinct and severable and a declaration of invalidity, illegality or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision of this Debenture.

       (The remainder of this page has intentionally been left blank.)

IN WITNESS WHEREOF the Company has executed this Debenture.


                                       IMMUNE NETWORK RESEARCH LTD.


                                       By:   /s/ Matt Sadler
                                       Name:   Matthew Sadler
                                       Title:   Project Director

                                                                             c/s

                                       By:   /s/ Rupinder Bagri
                                       Name: Rupinder Bagri
                                       Title: Corporate Communications



Exhibit "A" - Covenants, Terms and Conditions

                                     EXHIBIT "A"

                        COVENANTS, TERMS AND CONDITIONS
                        -------------------------------


1. THE COMPANY HEREBY DECLARES, COVENANTS AND AGREES THAT IT:

   (a) As to Title - it is the sole legal and beneficial owner of the
       -----------
       Mortgaged Premises and owns the same free of all encumbrances other than Permitted Encumbrances;

   (b) Further Assurances - shall at its expense on the request of CroMedica,
       ------------------
       execute and deliver to CroMedica such further assurances and documents as CroMedica may require to perfect CroMedica's security in all or any part of the Mortgaged Premises, or to specifically charge any or all of the property then subject to the floating charge created hereby;

   (c) Pay Costs - shall pay all costs and expenses (including legal fees on a
       ---------
       solicitor and own client basis) of CroMedica incidental to or which in any way relate to the enforcement of this Debenture; all such costs and expenses and other monies payable hereunder, together with interest at the Interest Rate, shall be payable on demand and shall upon being incurred by CroMedica be secured hereby and constitute a charge on the Mortgaged Premises and any proceeds of realization;

   (d) To Maintain Corporate Existence and Security - shall maintain its
       --------------------------------------------
       corporate existence, shall maintain the security hereby created as a valid and effective security at all times so long as any moneys are outstanding hereunder, shall carry on and conduct its business in a proper and efficient manner and in accordance with all applicable law, shall not materially alter the kind of business carried on by it, shall advise CroMedica promptly in writing of any proposed change in its name;

   (e) Not to Remove - prior to the removal of any of the Mortgaged Premises
       -------------
       from the province in which it is situated at the date of this Debenture, the Company shall effect such further registrations and obtain such other consents and give such other security, at the sole cost and expense of the Company, as may be required or desirable to protect or preserve the security hereby created, and the Company shall forthwith notify CroMedica of the intended removal and the action proposed to be taken.

2.     Waiver of Covenants. CroMedica may waive any breach by the Company of
       -------------------
       any of the provisions contained in this Debenture or any default by the Company in the observance or performance of any covenant or condition required to be observed or performed by the Company hereunder, provided that no such waiver or any other act, failure to act or omission by CroMedica shall extend to or be taken in any manner to affect any subsequent breach or default or the rights of CroMedica resulting therefrom.

3.     Performance of Covenants by CroMedica. If the Company shall fail to
       -------------------------------------
       perform any covenant on its part herein contained, CroMedica may in its absolute discretion perform any such covenant capable of being performed by it. If any such covenant requires the payment of money or if the Mortgaged Premises or any part thereof shall become subject to any charge ranking in priority to the lien hereof, CroMedica may make such payment and/or pay or discharge such charge, but shall be under no obligation to do so. All sums so paid by CroMedica, together with interest at the

       Interest Rate, shall be payable on demand and shall constitute a charge upon the Mortgaged Premises. No such performance or payment shall relieve the Company from any default hereunder or any consequences of such default.

4.     No Merger or Novation. The taking of any judgment or the exercise of any
       ---------------------
       power of seizure or sale shall not operate to extinguish the liability of the Company to perform its obligations hereunder or to pay the moneys hereby secured, shall not operate as a merger of any covenant herein contained or affect the right of CroMedica to interest at the Interest Rate in effect from time to time hereunder, and the acceptance of any payment or other security shall not constitute or create any novation. The execution and delivery of this Debenture or of any instruments or documents supplemental hereto shall not operate as a merger of any representation, warranty, term, condition or other provision contained in any other obligation or indebtedness of the Company to CroMedica.

5.     Events of Default. The whole of the principal balance remaining unpaid
       -----------------
       together with interest and all other moneys secured by this Debenture shall, at the option of CroMedica, become immediately due and payable and the security hereby created shall become enforceable in each of the following events (each event being herein called an "event of default"):

       (a) if the Company defaults in payment of the principal of or interest on this Debenture or on any other indebtedness of the Company to CroMedica when the same becomes due;

       (b) if the Company defaults in the performance or observance of any of the covenants or conditions contained in this Debenture or the Services Agreement, provided such default is not remedied within thirty (30) days of CroMedica advising the Company in writing of such default;

       (c) if the Services Agreement is terminated for any reason whatsoever;

       (d) if the Company admits in writing its inability to pay its debts generally as they mature or institutes any proceeding or takes any corporate action or executes any agreement or notice of intention to authorize its participation in or commencement of any proceeding (i) seeking to adjudicate it a bankrupt or insolvent, or (ii) seeking liquidation, dissolution, winding up, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or making a proposal with respect to it under any law relating to bankruptcy, insolvency, reorganization or compromise of debts or other similar laws (including, without limitation, any application under the Companies' Creditors Arrangement Act or any reorganization, arrangement or compromise of debt under the laws of its jurisdiction of incorporation);

       (e) any proceeding is commenced against or affecting the Company:

           (i)   seeking to adjudicate it a bankrupt or insolvent;

           (ii) seeking liquidation, dissolution, winding up, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or making a proposal with respect to it under any law relating to bankruptcy, insolvency, reorganization or compromise of debts or other similar laws (including, without limitation, any reorganization, arrangement or compromise of debt under the laws of its jurisdiction of incorporation); or

           (iii) seeking appointment of a receiver, trustee, agent, custodian or other similar official for it or for any part of its properties and assets, including the Mortgaged Premises or any part thereof;

       (f) if an encumbrancer or secured creditor shall appoint a receiver or agent over any part of the Mortgaged Premises, or take possession of any part of the Mortgaged Premises or if any execution, distress or other process of any court becomes enforceable against any of the property of the Company, or a distress or like process is levied upon any of such property;

       (g) if the Company takes any corporate proceedings for its dissolution, liquidation or amalgamation with another company or if the corporate existence of the Company shall be terminated by expiration, forfeiture or otherwise;

6.     Enforcement. Upon the happening of any event of default, CroMedica shall
       -----------
       have the following rights, powers and remedies in addition to any other rights, powers and remedies which otherwise may be available to it in law:

       (a) to enter upon and take possession of all or any part of the Mortgaged Premises;

       (b) to preserve and maintain the Mortgaged Premises and make such replacements thereof and additions thereto as it shall deem advisable;

       (c) to exercise all powers necessary to the performance of all functions provided for herein including without limitation the powers to purchase on credit, to borrow money in the Company's name or in its own name and to advance its own money to the Company at such rates of interest as it may deem reasonable;

       (d) to sell, for cash or credit or part cash and part credit, lease or dispose of all or any part of the Mortgaged Premises whether by public auction or by private sale or lease in such manner as CroMedica may determine, provided that it shall not be incumbent on CroMedica to sell, lease or dispose of the said property but that it shall be lawful for CroMedica peaceably to use and possess the same without hindrance or interruption by the Company, or any other person or persons whomsoever, and to receive income from such property and to convey, transfer and assign to a purchaser or purchasers the title to any undertaking, property and assets so sold and provided further that in the case of a sale on credit CroMedica shall only be liable to account to the Company, any subsequent encumbrancers and others for moneys actually received by CroMedica; and

       (e) to appoint by instrument any person or persons to be a Receiver of all or any portion of the undertaking, property and assets hereby charged, to fix the Receiver's remuneration and to remove any Receiver so appointed and appoint another or others in his stead.

7.     Powers of Receiver.
       -------------------

       (a) Any Receiver shall have all of the powers of CroMedica set out in
           Section 6 of this Exhibit and, in addition, shall have the following powers:

           (i) to carry on the business of the Company and to enter into any compromise or arrangement on behalf of the Company; and

           (ii) without the prior written consent of the Company to borrow money in its name or in the Company's name, for the purpose of carrying on the business of the Company and for the preservation and realization of the undertaking, property and assets of the Company including, without limitation, the right to pay persons having prior charges or encumbrances on properties on which the Company may hold charges or encumbrances, with any amount so borrowed and any interest thereon to be a charge upon the Mortgaged Premises in priority to this Debenture;

       (b) Any Receiver appointed pursuant to the provisions hereof shall be deemed to be an agent of the Company for the purposes of:

           (i) carrying on and managing the business and affairs of the Company, and

           (ii) establishing liability for all of the acts or omissions of the Receiver while acting in any capacity hereunder and CroMedica shall not be liable for such acts or omissions,

       provided that, without restricting the generality of the foregoing, the Company irrevocably authorizes CroMedica to give instructions to the Receiver relating to the performance of its duties as set out herein.

8.     Application of Moneys. All moneys actually received by CroMedica or by
       ---------------------
       the Receiver pursuant to Sections 6 and 7 of this Exhibit shall be applied:

       (a) first, in payment of claims, if any, of secured creditors of the Company, including any claim of the Receiver pursuant to clause 7, ranking in priority to the charges created by this Debenture;

        (b) second, in payment of all costs, charges and expenses of and incidental to the appointment of the Receiver (including legal fees on a solicitor and its own client basis) and the exercise by the Receiver or CroMedica of all or any of the powers granted to them under this Debenture, including the reasonable remuneration of the Receiver or any agent or employee of the Receiver or any agent of CroMedica and all outgoings properly paid by the Receiver or CroMedica in exercising their powers as aforesaid;

        (c) third, in or towards the payment to CroMedica of all moneys due to it by the Company in such order as CroMedica in its sole discretion may determine; and

        (d) fourth, subject to applicable law, any surplus shall be paid to the Company.

9.       Restriction on Company and its Officers and Directors. Upon the Company
         -----------------------------------------------------
         receiving notice from CroMedica of the taking of possession of the Mortgaged Premises or the appointment of a Receiver, all the powers, functions, rights and privileges of each of the directors and officers of the Company with respect to the properties, business and undertaking of the Company shall cease unless specifically continued by the written consent of CroMedica.

10.      Discharge and Satisfaction. Upon payment by the Company to CroMedica of
         --------------------------
         all moneys hereby secured, these presents shall cease and become null and void and the Mortgaged Premises shall revest in the Company without any acknowledgement or formality, but CroMedica shall upon the request and at the expense of the Company, execute and deliver to the Company a full release and discharge of this Debenture and its security.

11.      Interpretation. As used herein the following expressions shall have the
         --------------
         following meanings:

         (a) "Business Day" means any day except Saturday, Sunday or a statutory holiday in the Province of British Columbia;

         (b) "Interest Rate" means the rate of interest specified in Section 3 of the Debenture;

         (c) "Prime Rate" means, at any time, the rate of interest expressed as an annual rate, established by the head office of the Bank of Montreal from time to time as its reference rate of interest to determine the interest rates it will charge for loans in Canadian dollars to Canadian customers;

         (d) "Receiver" shall include one or more of a receiver, receiver-manager or receiver and manager of all or a portion of the undertaking, property and assets of the Company appointed by CroMedica pursuant to this Debenture;

         (e) "CroMedica" means CroMedica Global Inc., its successors and assigns and, where applicable, includes those for whom it acts as nominee or agent;

         (f) "Permitted Encumbrances" means any of the following:

             (i) liens for taxes, assessments, governmental charges or levies not at the time due;

             (ii) rights reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit, or by any statutory provision, to terminate the same or to require annual or other periodic payments as a condition to the continuance thereof; and

             (iii) any lien or encumbrance the validity of which is being contested by the Company in good faith.

Exhibit 3-14

                                  EXHIBIT 3-14









              Share Purchase Warrant Indenture dated March 9, 2000
                      with Montreal Trust Company of Canada

                      IMMUNE NETWORK RESEARCH LTD.


                               - and -


                    MONTREAL TRUST COMPANY OF CANADA



                    SHARE PURCHASE WARRANT INDENTURE



                             March 9, 2000





                            Maitland & Company
                                  Vancouver

                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----

ARTICLE 1
   DEFINITIONS AND INTERPRETATION                                             1
   1.1     Definitions                                                        1
   1.2     Interpretation                                                     5
   1.3     Schedule                                                           5
   1.4     Time of the Essence                                                5
   1.5     Applicable Law                                                     6
   1.6     Currency                                                           6

ARTICLE 2
   ISSUE OF UNIT WARRANTS                                                     6
   2.1     Issue of Unit Warrants                                             6
   2.2     Terms of Unit Warrants                                             6
   2.3     Fractional Unit Warrants                                           6
   2.4     Form of Warrant Certificates                                       6
   2.5     Delivery of Warrant Certificates                                   7
   2.6     Issue in Substitution of Unit Warrants                             7
   2.7     Conditions for Replacement of Unit Warrants                        7
   2.9     Unit Warrants to Rank Pari Passu                                   7
   2.10    Signing of Unit Warrants                                           7
   2.11    Certification by the Trustee                                       8
   2.12    Certification Not a Representation or Warranty                     8

ARTICLE 3
   EXCHANGE AND OWNERSHIP OF UNIT WARRANTS                                    8
   3.1     Exchange of Warrant Certificates                                   8
   3.2     Place for Exchange of Warrant Certificates                         8
   3.3     Charges for Exchange                                               8
   3.4     Ownership of Unit Warrants                                         9

ARTICLE 4
   REGISTRAR AND TRANSFER AGENCIES                                            9
   4.1     Appointment of Trustee as Registrar                                9
   4.2     Register                                                           9
   4.3     Register to be Open for Inspection                                 9
   4.4     List of Warrantholders                                             9
   4.5     Obligations of Trustee                                             9

ARTICLE 5
   TRANSFER OF SPECIAL WARRANT CERTIFICATES                                   10
   5.1     Transfer of Warrant Certificates                                   10
   5.2     Validity of Transfer                                               10

ARTICLE 6
   EXERCISE OF UNIT WARRANTS                                                  10
   6.1     Exercise During Exercise Period                                    10

   6.2     Method of Exercise of Unit Warrants                                10
   6.3     Surrender of Unit Warrants                                         10
   6.4     Completion and Execution of Exercise Form                          11
   6.5     Resale Restriction Legends                                         11
   6.6     Effect of Exercise of Unit Warrants                                11
   6.7     Delivery of Warrant Share Certificates                             11
   6.8     No Fractional Warrant Shares                                       11
   6.9     Expiration of Unit Warrants                                        12
   6.10    Accounting and Recording                                           12
   6.11    Cancellation of Surrendered Unit Warrants                          12

ARTICLE 7
   ADJUSTMENT OF EXCHANGE NUMBER                                              12
   7.1     Definitions                                                        12
   7.2     Adjustment of Exchange Number                                      12
   7.3     Share Reorganization                                               12
   7.4     Rights Offering                                                    13
   7.5     Special Distribution                                               14
   7.6     Capital Reorganization                                             15
   7.7     Reclassification of Common Shares                                  16
   7.8     Subscription Rights Adjustment Rules                               16
   7.9     Postponement of Subscription                                       17
   7.10    Notice of Certain Events                                           17
   7.11    Protection of Trustee                                              18
   7.12    Entitlement to Common Shares on Exercise of Unit Warrant           18
   7.13    Proceedings Prior to Any Action Requiring Adjustment               18
   7.14    Notice of Special Matters                                          18

ARTICLE 8
   RIGHTS AND COVENANTS                                                       19
   8.1     General Covenants of the Company                                   19
   8.2     Trustee's Remuneration and Expenses                                19
   8.3     Right to Dividends or Distributions                                20
   8.4     Performance of Covenants by Trustee                                20
   8.5     Securities Qualification Requirements                              20

ARTICLE 9
   ENFORCEMENT                                                                20
   9.1     Suits by Warrantholders                                            20
   9.2     Immunity of Shareholders, Officers & Directors                     21
   9.3     Waiver of Default                                                  21

ARTICLE 10
   MEETINGS OF WARRANTHOLDERS                                                 21
   10.1    Right to Convene Meetings                                          21
   10.2    Notice                                                             22
   10.3    Chairman                                                           22

   10.4    Quorum                                                             22
   10.5    Power to Adjourn                                                   22
   10.6    Show of Hands                                                      22
   10.7    Poll                                                               23
   10.8    Voting                                                             23
   10.9    Regulations                                                        23
   10.10   Company and Trustee may be Represented                             24
   10.11   Powers Exercisable by Special Resolution                           24
   10.12   Meaning of "Special Resolution"                                    25
   10.13   Powers Cumulative                                                  25
   10.14   Minutes                                                            25
   10.15   Instruments in Writing                                             26
   10.16   Binding Effect of Resolutions                                      26
   10.17   Holdings by Company Disregarded                                    26

ARTICLE 11
   SUPPLEMENTAL INDENTURES AND SUCCESSOR COMPANIES                            26
   11.1    Provision for Supplemental Indentures for Certain Purposes         26
   11.2    Successor Companies                                                27

ARTICLE 12
   CONCERNING THE TRUSTEE                                                     27
   12.1    Trust Indenture Legislation                                        27
   12.2    Rights and Duties of Trustee                                       28
   12.3    Evidence, Experts and Advisers                                     28
   12.4    Securities, Documents and Monies Held by Trustee                   29
   12.5    Action by Trustee to Protect Interests                             29
   12.6    Trustee not Required to Give Security                              29
   12.7    Protection of Trustee                                              30
   12.8    Replacement of Trustee                                             30
   12.9    Conflict of Interest                                               31
   12.10   Acceptance of Trust                                                31
   12.11   Indemnity                                                          31
   12.12   Survival on Termination                                            32

ARTICLE 13
   GENERAL                                                                    32
   13.1    Notice to Company and Trustee                                      32
   13.2    Notice to Warrantholders                                           33
   13.3    Satisfaction and Discharge of Indenture                            34
   13.4    Sole Benefit of Parties and Warrantholders                         34
   13.5    Counterparts and Formal Date                                       34


Schedule "A":  Form of Warrant Certificate

THIS WARRANT INDENTURE is dated as of March 9, 2000

BETWEEN:

   IMMUNE NETWORK RESEARCH LTD., a body corporate amalgamated in the Province of British Columbia, having an office at 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2,

   (the "Company" );

A N D:

   MONTREAL TRUST COMPANY OF CANADA, a Canadian trust company incorporated under the laws of British Columbia, located at located at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9,

     (the "Trustee");

WHEREAS:

A. Pursuant to the Agency Agreement (hereinafter defined), and in accordance with the provisions of the Special Warrant Indenture (hereinafter defined), the Company proposes to issue, upon the exercise or deemed exercise of the Special Warrants (hereinafter defined), share purchase warrants ("Unit Warrants") each exercisable by the holder on the terms set out in this Indenture into securities of the Company as described in this Indenture;

B. All acts and deeds necessary have been done and performed to make the Unit Warrants, when issued as provided in this Indenture, legal, valid and binding upon the Company with the benefits and subject to the terms of this Indenture; and

C. The foregoing recitals are made as representations and statements of fact by the Company and not by the Trustee;

NOW THEREFORE THIS INDENTURE WITNESSES that in consideration of the mutual covenants herein, the parties agree as follows:

                                    ARTICLE 1
                         DEFINITIONS AND INTERPRETATION

1.1  Definitions

In this Indenture, unless otherwise specified:

(a) "Agency Agreement" means the agency agreement dated as of March 9, 2000, between the Company and the Agent relating to the offering of Special Warrants;

(b)  "Agent" means Groome Capital.com Inc.;

(c) "Applicable Legislation" means the provisions of the Company Act (British Columbia) as from time to time amended, and any statute of Canada or its provinces and the regulations under those statutes relating to trust indentures or the rights, duties or obligations of corporations and trustees under trust indentures as are from time to time in force and applicable to this Indenture;

(d) "Applicable Securities Laws" means, collectively, the applicable securities laws of the Qualifying Provinces, the regulations, rules, rulings and orders made thereunder, the applicable policy statements issued by the Commissions and the securities legislation and policies of each other relevant jurisdiction and the applicable rules, regulations and policies of the Exchange;

(e) "business day" means a day that is not a Saturday, Sunday, or civic or statutory holiday in British Columbia;

(f)  "Closing" means the closing of the Private Placement;

(g) "Closing Date" means March 9, 2000, or such other day as may be mutually agreed upon between the Company and the Agent;

(h) "Commissions" means the Alberta Securities Commission, the British Columbia Securities Commission, the Ontario Securities Commission, and the Commission de valeurs mobilie du Quebec (Quebec Securities Commission);

(i) "Common Shares" means fully paid and non-assessable common shares without par value in the capital of the Company; provided that if the exercise rights are subsequently adjusted or altered pursuant to section 7.7 or 7.8, "Common Shares" will thereafter mean the shares or other securities or property that a Warrantholder is entitled to on an exchange after the adjustment;

(j) "Company's auditors" means such firm of chartered accountants as may be duly appointed as the auditors of the Company.

(k) "Convertible Security" means a security of the Company (other than the Special Warrants or Unit Warrants) convertible into or exchangable for or otherwise carrying the right to acquire Common Shares;

(l) "Current Market Price" at any date means the average of the closing prices of the Common Shares at which the Common Shares have traded on the Exchange, or, if the Common Shares in respect of which a determination of current market price is being made are not listed on the Exchange, on such stock exchange on which such shares are listed as may be selected for such purpose by the directors and approved by the Trustee, or, if the Common Shares are not listed on any stock exchange, then on the over-the-counter market, during the 20 consecutive trading days (on each of which at least 500 Common Shares are traded in board lots) ending on the third trading day prior to such date, and the weighted average price will be determined by dividing the aggregate sale price of all Common Shares sold in board lots on the exchange or market, as the case may be, during the 20 consecutive trading days by the number of Common Shares sold, or in the event that at any date the Common Shares are not listed on any exchange or on the over-the-counter market, the current market price shall be as determined by the directors and approved by the Trustee;

(m) "director" means a director of the Company for the time being, and unless otherwise specified herein, "by the directors" means action by the directors of the Company as a board or, whenever duly empowered, action by any committee of such board;

(n) "Dividends Paid in the Ordinary Course" means dividends paid in any financial year of the Company, whether in (i) cash, (ii) shares of the Company, (iii) warrants or similar rights to purchase any shares of the Company or property or other assets purchasable as of the date of distribution of such warrants or similar rights, or (iv) property or other assets of the Company, as the case may be, as determined by action by the directors except that, in the case of warrants or similar rights to purchase Common Shares or securities convertible into or exchangeable for Common Shares, such fair market value of the warrants or similar rights shall be equal to the number of Common Shares which may be purchased thereby (or the number of Common Shares issuable upon conversion or exchange) as of the date of distribution of such warrants or similar rights, multiplied by the Current Market Price of the Common Shares on the date of such distribution, provided that the value of such dividends does not in such financial year exceed the greater of:

     (i) the lesser of 50% of the retaining earnings of the Company as at the end of the immediately preceding financial year and 200% of the aggregate amount of dividends paid by the Company on the Common Shares in the 12 month period ending immediately prior to the first day of such financial year; and

     (ii) 100% of the consolidated net earnings from continuing operations of the Company, before any extraordinary items, for the 12 month period ending immediately prior to the first day of such financial year (such consolidated net earnings from continuing operations to be computed in accordance with generally accepted accounting principles in Canada consistent with those applied in the preparation of the most recent audited financial statements of the Company);

(o)  "Effective Date" means the date of this Warrant Indenture;

(p)  "Exchange" means the Canadian Venture Exchange;

(q) "Exchange Number" means the number of Warrant Shares to be received by a Holder upon exercise of the Unit Warrants, as may be adjusted under the provisions of this Indenture;

(r) "Exercise Period" means the period during which a Unit Warrant may be exercised, commencing on the date of issuance of the Unit Warrant and ending at 4:30 p.m. (Vancouver time) on the day which is 18 months from the Closing Date;

(s) "person" means an individual, a corporation, a partnership, trust, trustee, executor, administrator, legal representative or any unincorporated organization and words importing persons have a similar meaning;

(t) "Private Placement" means the offering of the Special Warrants pursuant to the Agency Agreement;

(u) "Qualifying Provinces" means the Provinces of Alberta, British Columbia, Ontario and Quebec;

(v)  "shareholder" means a holder of record or one or more Common Shares;

(w)  "Special Resolution" has the meaning given in sections 10.12 and 10.15;

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(x)  "Special Warrants" means the special warrants authorized to be created by the Company and issued and certified under the Special Warrant Indenture entitling the holder to acquire one Unit;

(y) "Special Warrant Indenture" means the special warrant indenture, dated for reference March 9, 2000, entered into between the Company and the Trustee governing the Special Warrants;

(z) "trading day" with respect to a stock exchange means a day on which the stock exchange is open for business;

(aa) "Trustee" means Montreal Trust Company of Canada, or any lawful successor thereto including through the operation of section 12.8;

(ab) "Unit" means a unit of the Company issuable, for no additional consideration, upon the exercise or deemed exercise of the Special Warrants, each consisting of one Unit Share and one-half of one Unit Warrant, subject to adjustment as provided under Article 7;

(ac) "Unit Warrants" means the share purchase warrants of the Company to be issued as part of the Units upon the exercise or deemed exercise of the Special Warrants, with each whole Unit Warrant entitling the holder to purchase one additional Common Share, at a price of $1.40 per Common Share, at any time up to 4:30 p.m. (Vancouver time) on the day which is 18 months from the Closing Date;

(ad) "Warrant Certificates" means the certificates evidencing the Unit Warrants, substantially in the form attached as Schedule "A" to this Indenture, or such other form as may be approved under section 2.4;

(ae) "Warrant Exercise Date" with respect to any Unit Warrant means the date of exercise of the Unit Warrants pursuant to section 6.3;

(af) "Warrant Share" means a Common Share issuable upon the exercise of one Unit Warrant, subject to adjustment as provided in Article 7;

(ag) "Warrant Share Certificates" means the certificates evidencing the Warrant Shares;

(ah) "Warrant Share Purchase Price" means $1.40 per Warrant Share;

(ai) "Warrantholders" or "Holders" means the registered holders of Unit Warrants for the time being;

(aj) "Warrantholders' Request" means an instrument signed in one or more counterparts by Warrantholders holding, in the aggregate, not less than 25% of the aggregate number of Unit Warrants then outstanding, requesting the Trustee to take some action or proceeding specified therein; and

(ak) "written request of the Company" and "certificate of the Company" mean respectively a written request and certificate signed in the name of the Company by any one director or officer and may consist of one or more instruments so executed.

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Page 5

1.2  Interpretation

For the purposes of this Indenture and unless otherwise provided or unless the context otherwise requires:

(a) "this Indenture", "this Warrant Indenture", "herein", "hereby" and similar expressions mean or refer to this Warrant Indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "Article", "section" or "subsection" followed by a number or letter mean and refer to the specified Article, section or subsection of this Indenture;

(b) words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders;

(c) the division of this Indenture into Articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Indenture;

(d) the word "including", when following any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto but rather refers to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter;

(e) any reference to a statute includes and, unless otherwise specified herein, is a reference to such statute and to the regulations made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed which has the effect of supplementing or superseding such statute or such regulation;

(f) any capitalized term in this Indenture which is not defined in section 1.1 will have the meanings ascribed elsewhere in this Indenture; and

(g) in the event that any day on which the Exercise Period expires or on or before which any action is required to be taken hereunder is not a business day, then the Exercise Period will expire on or the action will be required to be taken on or before the next succeeding day that is a business day.

1.3  Schedule

The schedule attached to this Indenture is incorporated herein by reference.

1.4  Time of the Essence

Time is of the essence in this Indenture.


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1.5  Applicable Law

This Indenture and the Warrant Certificates will be construed and enforced in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, and will be treated in all respects as British Columbia contracts.

1.6  Currency

Except as otherwise stated, all dollar amounts herein are expressed in Canadian dollars.

                                    ARTICLE 2
                             ISSUE OF UNIT WARRANTS

2.1  Issue of Unit Warrants

A total of up to 7,727,272 whole Unit Warrants, each of which entitles the holder to acquire one Common Share, at a price of $1.40 each, are hereby created and authorized to be issued. Subject to section 2.2 and Articles 5 and 6, upon receipt by the Company of notice of exercise or deemed exercise of the Special Warrants in accordance with the provisions of the Special Warrant Indenture, the Company will execute and the Trustee will certify up to 7,727,272 Unit Warrants. Notwithstanding the foregoing, if the penalty provisions of Article 8 of the Special Warrant Indenture are effected, then the number of whole Unit Warrants referred to in this section 2.1 shall be deemed to be 8,500,000 (rather than 7,727,272).

2.2  Terms of Unit Warrants

Subject to the provisions of Articles 5 and 6, each whole Unit Warrant will entitle the holder thereof, upon exercise at any time during the Exercise Period and payment to the Issuer of the Warrant Share Purchase Price by way of certified cheque or bank draft, to be issued, subject to adjustment in accordance with Article 7, one Warrant Share.

2.3  Fractional Unit Warrants

Notwithstanding any adjustments provided for in this Indenture, the Company shall not be required upon the exercise of any Unit Warrants to issue fractional Warrant Shares in satisfaction of its obligations hereunder. Where a fractional Warrant Share, but for this section 2.3, would have been issued upon exercise of a Unit Warrant, in lieu thereof there shall be paid to the holder an amount equal (rounded to the nearest $0.01) to the product obtained by multiplying such fractional share interest by the Current Market Price at the date of delivery of each respective Warrant Certificate, which payment shall be made within ten business days of such delivery. Notwithstanding the foregoing, the Company shall not be required to make any payment, calculated as aforesaid, that is less than $5.00.

2.4  Form of Warrant Certificates

Unit Warrants will be issued in registered form only and will be evidenced only by Warrant Certificates, which will be substantially in the form attached as Schedule "A" or in such other form as may be approved by the Company, the Agent and the Trustee, will be dated as of the Exercise Date (as defined in the

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Special Warrant Indenture), regardless of their actual dates of issue, and will bear such distinguishing letters and numbers as the Company will prescribe with the approval of the Trustee and will bear such legends as may be required under the Applicable Securities Laws and shall be issuable in any denomination excluding fractions.

2.5  Delivery of Warrant Certificates

The Warrant Certificates will be delivered to the Warrantholders in accordance with the provisions of the Special Warrant Indenture.

2.6  Issue in Substitution of Unit Warrants

If any of the Warrant Certificates becomes mutilated, lost, destroyed or stolen (the "Old Certificate"), the Company, subject to applicable law and to section 2.7, will issue and the Trustee will certify and deliver a new Warrant Certificate of like date and tenor as the Old Certificate, upon surrender of, in place of and upon cancellation of the mutilated Old Certificate or in substitution for the lost, destroyed or stolen Old Certificate, and the substituted Warrant Certificate will be in a form approved by the Trustee and will be entitled to the benefit hereof and rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued under this Indenture.

2.7  Conditions for Replacement of Unit Warrants

The applicant for the issue of a new Warrant Certificate pursuant to section 2.6 will bear the cost of the issue thereof and in case of loss, destruction or theft will, as a condition precedent to the issue thereof furnish to the Company and to the Trustee such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as will be satisfactory to the Company and to the Trustee in their discretion and the applicant may also be required to furnish an indemnity and surety bond or such security in amount and form satisfactory to them in their discretion, and will pay the reasonable charges of the Company and the Trustee in connection with the issue of the new Warrant Certificate.

2.8  Warrantholder not a Shareholder

Nothing in this Indenture or in the holding of a Unit Warrant evidenced by a Warrant Certificate, or otherwise, will be construed as conferring upon a Warrantholder any right or interest whatsoever as a shareholder, including but not limited to the right to vote at, to receive notice of, or to attend meetings of shareholders or any other proceedings of the Company or the right to receive any dividend and other distribution.

2.9  Unit Warrants to Rank Pari Passu

Each Unit Warrant will rank pari passu with all other Unit Warrants, whatever may be the actual date of issue.

2.10 Signing of Unit Warrants

The Warrant Certificates will be signed by any one of the directors or officers of the Company and need not be under the seal of the Company. The signatures of any of these directors or officers may be mechanically reproduced in facsimile

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and Warrant Certificates bearing those facsimile signatures will be binding upon the Company as if they had been manually signed by the directors or officers. Notwithstanding that any of the persons whose manual or facsimile signature appears on any Warrant Certificate as a director or officer may no longer hold office at the date of the Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid will, subject to section 2.11, be valid and binding upon the Company.

2.11 Certification by the Trustee

No Warrant Certificate will be issued or, if issued, will be valid for any purpose or entitle the Holder to the benefit hereof until it has been certified by manual signature by or on behalf of the Trustee in the form of the certificate set out in Schedule "A" hereto, and the certification by the Trustee upon any Warrant Certificate will be conclusive evidence as against the Company that the Warrant Certificate so certified has been duly issued under this Indenture and that the Holder is entitled to the benefit of this Indenture.

2.12 Certification Not a Representation or Warranty

The certification of the Trustee on Warrant Certificates issued under this Indenture will not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Warrant Certificates (except the due certification thereof) and the Trustee will in no respect be liable or answerable for the use made of the Unit Warrants or any of them or of the consideration therefor, except as otherwise specified in this Indenture.

                                    ARTICLE 3
                     EXCHANGE AND OWNERSHIP OF UNIT WARRANTS

3.1  Exchange of Warrant Certificates

Any Warrant Certificate representing a certain number of Unit Warrants may, upon compliance with the reasonable requirements of the Trustee, be exchanged for one or more Warrant Certificates representing an equal aggregate number of Unit Warrants.

3.2  Place for Exchange of Warrant Certificates

Unit Warrants may be exchanged only at the principal transfer office of the Trustee in the city of Vancouver, Canada or at any other place that is designated by the Company with the Trustee's approval. Any Unit Warrants tendered for exchange will be surrendered to the Trustee and cancelled. The Company will sign all Warrant Certificates necessary to carry out exchanges as aforesaid and those Warrant Certificates will be certified by or on behalf of the Trustee.

3.3  Charges for Exchange

For each Warrant Certificate exchanged, the Trustee, except as otherwise herein provided, will charge if required by the Company a reasonable sum for each new Warrant Certificate issued. The party requesting the exchange, as a condition precedent to such exchange, will pay such charges and will pay or reimburse the Trustee or the Company for all exigible transfer taxes or governmental or other similar transfer charges required to be paid in connection with such exchange.

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3.4  Ownership of Unit Warrants

The Company and the Trustee and their respective agents may deem and treat the holder of any Unit Warrant as the absolute owner of that Unit Warrant for all purposes, and the Company and the Trustee and their respective agents will not be affected by any notice or knowledge to the contrary except where so required by court order or by statute, concerning which the Company and the Trustee shall be entitled to rely upon advice from legal counsel. Subject to the provisions of this Indenture and applicable law, the holder of any Unit Warrant will be entitled to the rights evidenced by that Unit Warrant free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate holder thereof and all persons may act accordingly and the receipt from any Holder for the Warrant Shares or monies obtainable pursuant thereto will be a good discharge to the Company and the Trustee for the same and neither the Company nor the Trustee will be bound to inquire into the title of any Holder except where so required by court order or by statute, concerning which the Company and the Trustee shall be entitled to rely upon advice from legal counsel.

                                    ARTICLE 4
                         REGISTRAR AND TRANSFER AGENCIES

4.1  Appointment  of  Trustee  as  Registrar

The Company hereby appoints the Trustee as registrar of the Unit Warrants. The Company may hereafter with the consent of the Trustee, appoint one or more other additional registrars of the Unit Warrants.

4.2  Register

The Trustee shall maintain a register, at its principal transfer office in the city of Vancouver, in which will be entered the names and addresses of the Warrantholders and other particulars of the Unit Warrants held by each of them respectively and of all transfers of Unit Warrants permitted by this Indenture.

4.3  Register to be Open for Inspection

The register referred to in section 4.2 will at all reasonable times be open for inspection by the Company by the Trustee and by any Warrantholder. The register required to be kept at the city of Vancouver will not be closed at any time.

4.4  List of Warrantholders

The Trustee will, when requested so to do by the Company, furnish the Company with a list of names and addresses of the Warrantholders showing the number of Unit Warrants held by each Warrantholder.

4.5  Obligations of Trustee

Except as required by law, neither the Trustee nor any other registrar nor the Company will be charged with notice of or be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any Unit Warrant.


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Page 10

                                    ARTICLE 5
                    TRANSFER OF SPECIAL WARRANT CERTIFICATES

5.1  Transfer of Warrant Certificates

Subject to compliance with all applicable securities laws and requirements of regulatory authorities, including without limitation, any undertaking required to be given to the Exchange by the transferor and transferee, the holder of a Unit Warrant may at any time and from time to time have the Unit Warrants transferred by the Trustee in accordance with the conditions herein and such reasonable requirements as the Trustee may prescribe. Any such transfer shall be duly noted in the register of Unit Warrants maintained by the Trustee. Upon compliance with the foregoing requirements, the Trustee shall issue to the transferee a Warrant Certificate representing the Unit Warrants transferred. Compliance with all applicable securities laws and requirements of regulatory authorities shall be the Holder's responsibility and not that of the Trustee.

5.2  Validity of Transfer

No transfer of Unit Warrants will be valid unless made by the Holder or the Holder's executors or administrators or other legal representatives or the Holder's attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the registrar, and upon compliance with such requirements as the registrar may prescribe.

                                    ARTICLE 6
                            EXERCISE OF UNIT WARRANTS

6.1  Exercise During Exercise Period

The holder of a Warrant Certificate may exercise the Unit Warrants represented by the Warrant Certificate at any time and from time to time in whole or in part during the Exercise Period. Any such exercise will be subject to the Holder providing such assurances and executing such documents as may, in the reasonable opinion of the Company or the Trustee, be required to ensure compliance with Applicable Securities Laws.

6.2  Method of Exercise of Unit Warrants

A Warrantholder may, during the Exercise Period, exercise the right under a Unit Warrant to acquire a Warrant Share by surrendering to the Trustee at its principal transfer office in the city of Vancouver or at any other place or places that may be designated by the Company with the approval of the Trustee, a certificate or certificates representing one whole Unit Warrant for each whole Unit Warrant exercised, together with the full Warrant Share Purchase Price payable and a fully completed and duly executed exercise form in the form attached to the Unit Warrant Certificate.

6.3  Surrender of Unit Warrants

The Unit Warrants will only be deemed to have been surrendered upon personal delivery of the applicable Warrant Certificate(s) and accompanying documents to, or if sent by mail or other means of transmission, upon actual receipt thereof by the Trustee.

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Page 11

6.4  Completion and Execution of Exercise Form

Any exercise form referred to in section 6.3 will be signed by the Warrantholder or the Warrantholder's executors or administrators, successors or other legal representatives or an attorney of the Warrantholder duly appointed by an instrument in writing satisfactory to the Trustee. The exercise form attached to the Warrant Certificate will be completed to specify the number of Unit Warrants being exercised and the address to which the Warrant Share Certificates should be delivered if different from that appearing on the Warrant Certificate surrendered. If any of the Warrant Shares to be acquired are to be issued to a person or persons other than the Warrantholder, the Warrantholder will pay, as a condition to the issue and delivery of the certificates evidencing the Warrant Shares, to the Trustee or to its agent, on behalf of the Company, all exigible transfer taxes or governmental or other charges required to be paid in respect of the transfer of the Unit Warrants or Warrant Shares.

6.5  Resale Restriction Legends

If, at the time of exercise of the Unit Warrants, there remain restrictions on resale under applicable securities legislation on the Warrant Shares acquired, the Company may, on the advice of counsel, endorse the certificates representing the Warrant Shares with respect to those restrictions, and prior to the issuance of any such certificates the Trustee shall consult with the Company to determine whether such endorsing or legending is required.

6.6  Effect of Exercise of Unit Warrants

Upon exercise of the Unit Warrants and compliance by the Warrantholder with sections 6.4 and 6.5 subject to sections 6.9, 6.10 and 7.9, the holder of the Unit Warrants will be entitled to receive, upon payment of the Warrant Share Purchase Price, one Warrant Share for each whole Unit Warrant exercised, subject to adjustment as provided in this Indenture, and the Trustee will cause the holder thereof to be entered forthwith on its register of shareholders as the holder of the Warrant Shares on the Warrant Exercise Date.

6.7  Delivery of Warrant Share Certificates

Upon the due exercise of the Unit Warrants as described in this Article 6, the Company will, within five business days after the Warrant Exercise Date, without charge therefor except as provided in section 6.5, forthwith cause to be mailed to Holders at such person's address specified in the exercise form, or if not specified in the exercise form, then at the address recorded in the register of Unit Warrants, certificates for the appropriate number of Warrant Shares to which the Holder is entitled.

6.8  No Fractional Warrant Shares

Notwithstanding any adjustments provided for in this Indenture, the Company shall not be required upon the exercise of the Unit Warrants to issue fractional Warrant Shares in satisfaction of its obligations hereunder. Where a fractional Warrant Share, but for this section 6.9, would have been issued upon the exercise of a Unit Warrant, in lieu thereof, there shall be paid to the holder an amount equal (rounded to the nearest $0.01) to the product obtained by multiplying such fractional share interest by the closing price of the Common Shares on the Exchange (or if the Common Shares are not then listed thereon on such other exchange on which the Common Shares are then listed, or, if not listed on, in the over-the-counter market as designated by the directors) for

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Page 12

the last trading day prior to the Warrant Exercise Date at the date of delivery of each respective certificate, which payment shall be made within ten business days of such delivery. Notwithstanding the foregoing, the Company shall not be required to make any payment, calculated as aforesaid, that is less than $5.00.

6.9  Expiration of Unit Warrants

The Unit Warrants and the rights thereunder shall terminate and be of no further effect upon their exercise and all rights under any Unit Warrant which have not been exercised prior to the expiry of the Exercise Period will cease and terminate and the Unit Warrant will be void and of no effect.

6.10 Accounting and Recording

The Trustee will promptly notify the Company in writing with respect to Unit Warrants exercised. The Trustee will, within five business days of each Warrant Exercise Date, specify the particulars of the Unit Warrants exercised which will include the names and addresses of the Holders whose Unit Warrants have been exercised and the Warrant Exercise Date, and will deliver to the Company the Warrant Share Purchase Price.

6.11 Cancellation of Surrendered Unit Warrants

All Warrant Certificates surrendered to the Trustee in accordance with the provisions of this Indenture will be cancelled by the Trustee and upon request therefor of the Company, the Trustee will furnish the Company with written confirmation of the Warrant Certificates so cancelled and the number of Warrant Shares which could have been acquired pursuant to each.

                                   ARTICLE 7
                          ADJUSTMENT OF EXCHANGE NUMBER

7.1  Definitions

In this Article the terms "record date" and "effective date" means the close of business on the relevant date.

7.2  Adjustment of Exchange Number

The Exchange Number (or the number and kind of shares or securities to be received upon exercise in the case of sections 7.6 and 7.7) will be subject to adjustment from time to time in the events and in the manner provided in this Article.

7.3  Share Reorganization

If and whenever at any time from the date of issuance of the Unit Warrants during the Exercise Period the Company:

(a) issues to all or substantially all the holders of the Common Shares, by way of a stock dividend or other distribution, other than Dividends Paid in the Ordinary Course, Common Shares or Convertible Securities; or

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Page 13

(b) subdivides, redivides or changes its outstanding Common Shares into a greater number of shares; or

(c) combines, consolidates or reduces its outstanding Common Shares into a smaller number of shares,

(any of those events being a "Share Reorganization"), the Exchange Number will be adjusted effective immediately after the record date at which the holders of Common Shares are determined for the purposes of the Share Reorganization to a number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction:

(i) the numerator of which will be the number of Common Shares outstanding after giving effect to the Share Reorganization; and

(ii) the denominator of which will be the number of Common Shares outstanding on the record date before giving effect to the Share Reorganization.

For the purposes of determining the number of Common Shares outstanding at any particular time for the purpose of this section 7.3 there will be included that number of Common Shares which would have resulted from the conversion at that time of all outstanding Convertible Securities (which, for greater certainty, includes the Warrant Shares issuable upon exercise of the Unit Warrants then outstanding).

7.4  Rights Offering

If and whenever at any time from the date of issuance of the Unit Warrants during the Exercise Period the Company issues rights, options or warrants to all or substantially all the holders of the Common Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Common Shares or Convertible Securities within a period of 45 days from the date of issue thereof at a price, or at a conversion price, of less than 95% of the Current Market Price at the record date for such distribution (any such issuance being a "Rights Offering" and Common Shares that may be acquired in exercise of the Rights Offering, or upon conversion of the Convertible Securities offered by the Rights Offering, being the "Offered Shares"), the Exchange Number will be adjusted effective immediately after the record date at which holders of Common Shares are determined for the purposes of the Rights Offering to an Exchange Number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction:

(a)  the numerator of which will be the sum of:

     (i)   the number of Common Shares outstanding on the record date; and

     (ii) the number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be;

     and

(b)  the denominator of which will be the sum of:

     (i)   the number of Common Shares outstanding on the record date; and

      (ii)  the number arrived at when either the product of:

            (A) the number of Offered Shares so offered and the price at which those shares are offered; or

            (B) the conversion price of the Offered Shares and the maximum number of Offered Shares for or into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be, is divided by the Current Market Price of the Common Shares on the record date.

Any Offered Shares owned by or held for the account of the Company will be deemed not to be outstanding for the purpose of any computation; if all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the Exchange Number will be readjusted to the Exchange Number in effect immediately prior to the record date, and the Exchange Number will be further adjusted based upon the number of Offered Shares (or Convertible Securities into Offered Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date.

7.5  Special Distribution

If and whenever at any time from the date of issuance of the Unit Warrants during the Exercise Period the Company will issue or distribute to all or substantially all the holders of Common Shares:

(a) shares of any class other than shares distributed to holders of Common Shares pursuant to their exercise of options to receive dividends in the form of such shares in lieu of Dividends Paid in the Ordinary Course on the Common Shares;

(b) rights, options or warrants other than Unit Warrants and other than rights, options or warrants exercisable within 45 days from the date of issue thereof at a price, or at a conversion price, of at least 95% of the Current Market Price at the record date for such distribution;

(c)  evidences of indebtedness; or

(d) any other assets including shares of other corporations (excluding cash dividends that Warrantholders receive under section 8.3) and that issuance or distribution does not constitute a Share Reorganization or a Rights Offering,

(any of those events being a "Special Distribution"), the Exchange Number will be adjusted effective immediately after the record date at which the holders of Common Shares are determined for purposes of the Special Distribution to an Exchange Number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction:

(i) the numerator of which will be the product of (A) the sum of the number of Common Shares outstanding on the record date plus the number of Common Shares which the Warrantholders would be entitled to receive upon exercise of all their outstanding Unit Warrants if they were exercised on the record date and (B) the Current Market Price thereof on that date; and

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Page 15

(ii)  the denominator of which will be the product of:

      (A) the sum of the number of Common Shares outstanding on the record date plus the number of Common Shares which the Special Warrantholders would be entitled to receive upon exercise of all their outstanding Special Warrants if they were exercised on the record date; and

      (B) the Current Market Price thereof on that date,

      less the aggregate fair market value, as determined by the board, whose determination, absent manifest error, will be conclusive, of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution.

Any Common Shares owned by or held for the account of the Company will be deemed not to be outstanding for the purpose of any such computation; to the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or assets is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Exchange Number will be readjusted to the Exchange Number that would then be in effect based upon shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or Convertible Securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

7.6  Capital Reorganization

If and whenever at any time from the date of issuance of the Unit Warrants during the Exercise Period there is a reorganization of the Company not otherwise provided for in section 7.3 or a consolidation or merger or amalgamation of the Company with or into another body corporate or other entity including a transaction whereby all or substantially all of the Company's undertaking and assets become the property of any other body corporate, trust, partnership or other entity (any such event being a "Capital Reorganization"), any Warrantholder who has not exercised his Unit Warrants prior to the effective date of the Capital Reorganization will be entitled to receive and will accept, upon the exercise of his right at any time after the effective date of the Capital Reorganization, in lieu of the number of Warrant Shares to which he would have been entitled upon exercise of the Unit Warrants, the aggregate number of shares or other securities or property of the Company, or the continuing, successor or purchasing body corporate, trust, partnership or other entity, as the case may be, under the Capital Reorganization that the holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, he had been the holder of the number of Warrant Shares to which immediately before the transaction he was entitled upon exercise of the Unit Warrants; no Capital Reorganization will be carried into effect unless all necessary steps will have been taken so that the holders of Unit Warrants will thereafter be entitled to receive the number of shares or other securities or property of the Company, or of the continuing, successor or purchasing body corporate, trust, partnership or other entity, as the case may be, under the Capital Reorganization, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in sections 7.2 to 7.8. If determined appropriate by the Trustee to give effect to or to evidence the provisions of this section 7.6, the Company, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such Capital Reorganization, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the

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Page 16

Warrantholders to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a Warrantholder is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Company and the Trustee pursuant to the provisions of this section 7.6 shall be a supplemental indenture entered into pursuant to the provisions of Article 11 hereof. Any indenture entered into between the Company, any successor to the Company or such purchasing body corporate, partnership, trust or other entity and the Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Article 7 and which shall apply to successive reclassifications, reorganizations, amalgamations, consolidations, mergers, sales or conveyances.

7.7  Reclassification of Common Shares

If the Company reclassifies or otherwise change the outstanding Common Shares, the exercise right will be adjusted effective immediately upon the reclassification becoming effective so that holders of Unit Warrants who exercise their rights thereafter will be entitled to receive such shares as they would have received had the Unit Warrants been exercised immediately prior to the effective date, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in sections 7.3 to 7.8.

7.8  Subscription Rights Adjustment Rules

The following rules and procedures will be applicable to adjustments made pursuant to sections 7.3 to 7.7:

(a) the adjustments and readjustments provided for in this Article 7 are cumulative and subject to subsection 7.8(b), will apply (without duplication) to successive issues subdivisions, combinations, consolidations, distributions and any other events that require adjustment of the Exchange Number or the number or kind of shares or securities to be issued upon exercise of the Unit Warrants;

(b) no adjustment in the Exchange Number will be required unless the adjustment would result in a change of at least 1% in the Exchange Number then in effect provided however, that any adjustments that, except for the provisions of this subsection 7.8(b) would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustment;

(c) no adjustment in the Exchange Number will be made in respect of any event described in subsection 7.3(a) or sections 7.4 or 7.5 if the Warrantholders are entitled to participate in the event on the same terms mutatis mutandis as if they had exercised their Unit Warrants immediately prior to the effective date or record date of the event;

(d) no adjustment in the Exchange Number will be made pursuant to any of sections 7.3 to 7.7 in respect of the issue of Warrant Shares issuable from time to time as Dividends Paid in the Ordinary Course;

(e) if a dispute arises with respect to adjustments of the Exchange Number, the dispute will be conclusively determined by the auditors of the Company or, if they are unable or unwilling to act, by such firm of independent chartered accountants as may be selected by the directors of the Company and any such determination, absent manifest error, will be binding upon the Company, the Trustee and all Warrantholders;

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Page 17

(f) if during the Exercise Period the Company takes any action affecting the Common Shares, other than actions described in this Article, which in the opinion of the board of directors of the Company would materially affect the rights of the Holder, the Exchange Number will be adjusted in such manner, if any, and at such time, by action by the directors of the Company in such manner as they may reasonably determine to be equitable in the circumstances but subject in all cases to any necessary regulatory approval. Failure of the taking of action by the directors of the Company so as to provide for an adjustment on or prior to the effective date of any action by the Company affecting the Common Shares will be conclusive evidence that the board of directors of the Company has determined that it is equitable to make no adjustment in the circumstances; and

(g) if the Company sets a record date to determine the holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and thereafter legally abandons its plans to pay or deliver the dividend, distribution or subscription or purchase rights then no adjustment in the Exchange Number will be required by reason of the setting of the record date.

7.9  Postponement of Subscription

In any case where the application of any of sections 7.3 to 7.7 results in an increase of the Exchange Number taking effect immediately after the record date for or occurrence of a specific event, if any Unit Warrants are exercised after that record date or occurrence and prior to completion of the event or of the period for which a calculation is required to be made, the Company may postpone the issuance, to the Holder, of the Warrant Shares to which the Holder is entitled by reason of the increase of the Exchange Number but the Warrant Shares will be so issued and delivered to that holder upon completion of that event or period, with the number of those Warrant Shares calculated on the basis of the Exchange Number on the Warrant Exercise Date adjusted for completion of that event or period, and the Company will forthwith after the Warrant Exercise Date deliver to the person or persons in whose name or names the Warrant Shares are to be issued an appropriate instrument evidencing the person's or persons' right to receive the Warrant Shares.

7.10 Notice of Certain Events

Upon the occurrence of any event referred to in sections 7.3 to 7.8 that requires an adjustment or readjustment in the Exchange Number, the Company will promptly thereafter:

(a) file with the Trustee a certificate of the Company specifying the particulars of the event giving rise to the adjustment or readjustment and, if determinable, the adjustment and setting forth in reasonable detail a computation of the adjustment including the method of computation and which certificate shall be supported by a certificate of the Company's auditors verifying such calculation; and

(b) give notice to the Warrantholders of the particulars of the event and, if determinable, the adjustment.

If notice has been given under this section 7.10 and the adjustment is not then determinable, the Company will promptly after the adjustment is determinable:

(a) file with the Trustee a computation of the adjustment together with a certificate of the Company's auditors verifying such calculation; and

(b)  give notice to the Warrantholders of the adjustment.

7.11 Protection of Trustee

The Trustee:

(a) will not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment contemplated by sections 7.3 to 7.7, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making such adjustment;

(b) is not accountable with respect to the validity or value (or the kind or amount) of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Unit Warrant;

(c) is not responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver Common Shares or certificates for the same upon the surrender of any Unit Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 7; and

(d) will not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants in this Indenture contained or any acts of the agents or servants of the Company.

7.12 Entitlement to Common Shares on Exercise of Unit Warrant

All shares of any class or other securities which a Warrantholder is at the time in question entitled to receive on the exercise of its Unit Warrant, whether or not as a result of adjustments made pursuant to this section, shall, for the purposes of the interpretation of this Indenture be deemed to be shares which such Warrantholder is entitled to acquire pursuant to such Warrant.

7.13 Proceedings Prior to Any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Unit Warrants, including the number of Warrant Shares which are to be received upon the exercise thereof, the Company shall take any corporate action which may, in the opinion of counsel, be necessary in order that the Company has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares which the Warrantholders are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

7.14 Notice of Special Matters

The Company covenants with the Trustee that, so long as any Unit Warrant remains outstanding, it will give notice to the Trustee and to the Warrantholders of its intention to fix the record date for the issuance of rights, options or warrants (other than the Unit Warrants) to all or substantially all of the holders of its outstanding Common Shares. Such notice shall specify the particulars of such event, to the extent determinable, any adjustment required and the computation of such adjustment and the record date for such event, provided that the Company shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be given in each cash not less than fourteen days prior to such applicable record date. If any adjustment for which notice is given is not then determinable, the Company shall, promptly after such adjustment is determinable, give notice.

                                    ARTICLE 8
                              RIGHTS AND COVENANTS

8.1  General Covenants of the Company

The Company covenants with the Trustee that so long as any Unit Warrants remain outstanding and may be exercised for the purchase of Warrant Shares:

(a)  the Company will at all times maintain its corporate existence;

(b) the Company will reserve and keep available a sufficient number of Common Shares for issuance upon the exercise of the Unit Warrants;

(c) the Company will cause the Warrant Shares and the certificates representing the Warrant Shares to be duly issued in accordance with the Warrant Certificate and the terms of this Indenture;

(d) all Common Shares that will be issued by the Company upon exercise of the rights provided for in this Indenture will be issued as fully paid and non-assessable;

(e) the Company will use its best efforts to ensure that all Common Shares outstanding or issuable from time to time (including without limitation the Warrant Shares) continue to be or are listed for trading on the Exchange;

(f) the Company will maintain its status as a reporting issuer in the Province of British Columbia and a restricted reporting issuer and thereafter as a reporting issuer in the Province of Alberta and it will make all requisite filings under applicable Canadian securities legislation and stock exchange rules to report the exercise of the right to acquire the Warrant Shares pursuant to the Unit Warrants;

(g) the Company will generally well and truly perform and carry out all the acts or things to be done by it as provided in this Indenture or as the Trustee may reasonably require for the better accomplishing and effecting of the intentions and provisions of this Indenture.

8.2  Trustee's Remuneration and Expenses

The Company covenants that it will pay to the Trustee from time to time reasonable remuneration for its services under this Indenture and will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution hereof (including the reasonable compensation and the disbursements of counsel and all other advisers and assistants not regularly in its employ), both before any default under this Indenture and thereafter until all duties of the Trustee under this Indenture will be finally and fully performed, except any

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Page 20

expense, disbursement or advance as may arise from the negligence or wilful misconduct of the Trustee or of persons for whom the Trustee is responsible.

8.3  Right to Dividends or Distributions

If the Company pays a dividend or makes any distribution to all or substantially all of the holders of Common Shares or if the Company declares any dividend, or provides for any distribution, payable to all or substantially all the holders of Common Shares of record the Exercise Period, the Company agrees that it will pay the same amount of such dividend of make same distribution of cash, property or securities as a deposit to the Trustee, as if the Holders were the holders of the number of Common Shares that they are entitled to receive upon exercise of the Unit Warrants, and such payments or distributions shall be held and dealt with by the Trustee in accordance with the provisions of this Indenture.

8.4  Performance of Covenants by Trustee

If the Company fails to perform any of its covenants contained in this Indenture, the Trustee may notify the Warrantholders of the failure on the part of the Company or may itself perform any of the said covenants capable of being performed by it, but will be under no obligation to do so or to notify the Warrantholders. All sums expended or advanced by the Trustee in so doing will be repayable as provided in section 8.2. No performance, expenditure or advance by the Trustee will be deemed to relieve the Company of any default under this Indenture.

8.5  Securities Qualification Requirements

(a) If, in the opinion of counsel, any instrument (not including a prospectus) is required to be filed with, or any permission is required to be obtained from any governmental authority in Canada or any other step is required under any federal or provincial law of Canada before any Warrant Shares which a Warrantholder is entitled to acquire pursuant to the exercise of any Unit Warrant may properly and legally be issued upon due exercise thereof and thereafter traded, without further formality or restriction, the Company covenants that it will take such required action.

(b) The Company or, if required by the Company, the Trustee will give notice of the issue of Warrant Shares pursuant to the exercise of Unit Warrants, in such detail as may be required, to each securities commission or similar regulatory authority in each jurisdiction in Canada in which there is legislation or regulation permitting or requiring the giving of any such notice in order that such issue and subsequent disposition of Warrant Shares so issued will not be subject to the prospectus qualification requirements of such legislation or regulation.

                                    ARTICLE 9
                                   ENFORCEMENT

9.1  Suits by Warrantholders

All or any of the rights conferred upon a Warrantholder by the terms of a Unit Warrant or of this Indenture may be enforced by the holder by appropriate legal proceedings but without prejudice to the right that is hereby conferred upon the Trustee to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the holder of Unit Warrants from time to time outstanding.

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Page 21

9.2  Immunity of Shareholders, Officers & Directors

The Trustee, and by their acceptance of the Warrant Certificates and as part of the consideration for the issue of the Unit Warrants, the Warrantholders, hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future shareholder, director, officer, employee or agent of the Company in their capacity as such, either directly or through the Company, relating to any obligations, representations, warranties and covenants under the Unit Warrants or this Indenture, it being acknowledged that all such obligations, representations, warranties and covenants are solely those of the Company. Accordingly, the obligations under the Unit Warrants and this Indenture are not personally binding upon, nor will resort hereunder be had to, the private properly of any of the past, present or future directors, officers, shareholders, employees or agents of the Company but only the property of the Company (or any successor corporation) will be bound in respect hereof. The protection afforded under this paragraph shall not extend to misrepresentations knowingly made.

9.3  Waiver of Default

Upon the happening of any default hereunder:

(a) the holders of not less than 51% of the Unit Warrants then outstanding shall have the power (in addition to the powers exercisable by extraordinary resolution) by requisition in writing to instruct the Trustee to waive any default hereunder and the Trustee shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b) the Trustee shall have the power to waive any default hereunder upon such terms and conditions as the Trustee may deem advisable if, in the Trustee's opinion, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Trustee or of the Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Trustee or of the Warrantholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

                                   ARTICLE 10
                           MEETINGS OF WARRANTHOLDERS

10.1 Right to Convene Meetings

The Trustee may at any time and from time to time and will, on receipt of a written request of the Company or of a Warrantholders' Request and upon being indemnified to its reasonable satisfaction by the Company or by the Warrantholders signing the Warrantholders' Request against the cost that may be incurred in connection with the calling and holding of the meeting, convene a meeting of the Warrantholders. If, within 21 days after receipt of the written request of the Company or Warrantholders' Request and such indemnity has been given, the Trustee fails to give notice convening a meeting, the Company or the Warrantholders, as the case may be, may convene the meeting. Every meeting will be held in the City of Vancouver or at such other place as may be approved or determined by the Trustee.

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Page 22

10.2 Notice

At least 10 days' notice of any meeting will be given to the Warrantholders in the manner provided in section 13.2 and a copy of the notice will be sent by mail to the Trustee unless the meeting has been called by it, and to the Company unless the meeting has been called by it. Each notice will state the time when and the place where the meeting is to be held and will state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter but it will not be necessary for the notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 10.

10.3 Chairman

A person, who need not be a Warrantholder, designated in writing by the Trustee will chair the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy will choose a person present to chair the meeting.

10.4 Quorum

With respect to the quorum required for a meeting of Warrantholders:

(a) subject to the provisions of section 10.12, at any meeting of the Warrantholders a quorum will consist of Warrantholders present in person or by proxy constituting at least 20% of the aggregate number of Unit Warrants then outstanding, provided at least two persons entitled to vote thereat are personally present;

(b) if a quorum of the Warrantholders is not present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders or on a Warrantholders' Request, will be dissolved; but, subject to section 10.12, in any other case the meeting will be adjourned to the same day in the next week (unless that day is not a business day, in which event the meeting will be reconvened on the next day that is a business day) at the same time and place and no notice need be given; and

(c) at the adjourned meeting, the Warrantholders present in person or by proxy will form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not hold at least 20% of the aggregate number of Unit Warrants then outstanding.

10.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn the meeting and no notice of the adjournment need be given except such notice, if any, as the meeting may prescribe.

10.6 Show of Hands

Every question submitted to a meeting will be decided in the first place by a majority of the votes given on a show of hands except that votes on an Special Resolution will be given in the manner provided in section 10.12. At any

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Page 23

meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority will be conclusive evidence of the fact.

10.7 Poll

On every Special Resolution, and on any other question submitted to a meeting upon which a poll is directed by the chairman or requested by one or more of the Warrantholders acting in person or by proxy and representing in the aggregate at least 5% of the aggregate number of Unit Warrants then outstanding, a poll will be taken in such manner as the chairman will direct. Questions other than an Special Resolution will be decided by a majority of the votes cast on a poll.

10.8 Voting

On a show of hands every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders or both, will have one vote. On a poll each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing will be entitled to one vote in respect of each Unit Warrant then held by him. A proxy need not be a Warrantholder.

10.9 Regulations

The Trustee or the Company with the approval of the Trustee may from time to time make or vary such regulations as they will think fit:

(a) the setting of the record date for a meeting for the purpose of determining Warrantholders entitled to receive notice of and to vote at the meeting;

(b) for the issue of voting certificates by any bank, trust company or other depositary satisfactory to the Trustee stating that the Unit Warrants specified therein have been deposited with the depository by a named person and will remain on deposit until after the meeting, which voting certificates will entitle the persons named therein to be present and vote at the meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at that meeting and at any adjournment thereof in the same manner and with the same effect as though the persons so named in the voting certificates were the actual holders of the Unit Warrants specified therein;

(c) for the deposit of voting certificates and/or instruments appointing proxies at such place and time as the Trustee, the Company or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(d) for the deposit of voting certificates and/or instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of the voting certificates and/or instruments appointing proxies to be sent by mail, cable, fax or other means of prepaid, transmitted, recorded communication before the meeting to the Company or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(e)  for the form of instrument appointing a proxy; and

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Page 24

(f) generally for the calling of meetings of Warrantholders and the conduct of business thereat.

Any regulations so made will be binding and effective and the votes given in accordance therewith will be valid and will be counted. Except as the regulations may provide, the only persons who will be recognized at any meeting as the holders of any Special Warrants, or as entitled to vote or, subject to section 10.10, be present at the meeting in respect thereof, will be persons who are the registered holders of Unit Warrants or their duly appointed proxies.

10.10 Company and Trustee may be Represented

The Company and the Trustee by their respective officers or directors, and the counsel to the Company and the Trustee may attend any meeting of the Warrantholders, but will have no vote as such.

10.11 Powers Exercisable by Special Resolution

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law the Warrantholders at a meeting will have the following powers exercisable from time to time by Special Resolution:

(a) power to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders and/or the Trustee in its capacity as trustee under this Indenture or on behalf of the Warrantholders against the Company, whether those rights arise under this Indenture or the Unit Warrant certificates;

(b) power to direct or authorize the Trustee to enforce any of the covenants on the part of the Company contained in this Indenture or the Unit Warrants or to enforce any of the rights of the Warrantholders in any manner specified in the Special Resolution or to refrain from enforcing any such covenant or right;

(c) power to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Company for the enforcement of any of the covenants on the part of the Company contained in this Indenture or the Unit Warrants or to enforce any of the rights of the Warrantholders except for a suit or action against the Company to compel payment to a Warrantholder in respect of monies owing to him in accordance with the provisions of section 8.3;

(d) power to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by the Warrantholder in connection therewith;

(e) power from time to time and at any time to remove the Trustee and appoint a successor trustee;

(f) power to amend, alter or repeal any special resolution previously passed or sanctioned by the Warrantholders; and

(g) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company.

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Page 25

10.12 Meaning of "Special Resolution"

(a) The expression "Special Resolution" when used in this Indenture means, subject to the provisions in this subsection 10.12(b) and 10.12(c) and in sections 10.15 and 10.16 provided, a resolution proposed at a meeting of the Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 10 at which there are present in person or by proxy Warrantholders holding at least 20% of the aggregate of the Unit Warrants then outstanding and passed by the affirmative votes of Warrantholders holding not less than two-thirds of the aggregate number of Unit Warrants represented at the meeting and voted on the poll upon the resolution.

(b) If, at any meeting called for the purpose of passing a Special Resolution, Warrantholders entitled to acquire 51% of the aggregate number of Unit Warrants then outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders' Request, will be dissolved; but in any other case it will stand adjourned to such day, being not less than 15 or more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days' notice will be given of the time and place of the adjourned meeting in the manner provided in section 13.2. The notice will state that at the adjourned meeting the Warrantholders present in person or by proxy will form a quorum but it will not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or by proxy will form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at the adjourned meeting and passed by the requisite vote as provided in subsection 10.12(a) will be a Special Resolution within the meaning of this Indenture notwithstanding that Warrantholders holding at least 20% of the aggregate number of Unit Warrants then outstanding are not present in person or by proxy at the adjourned meeting.

(c) Votes on a Special Resolution will always be given on a poll and no demand for a poll on a Special Resolution will be necessary.

10.13 Powers Cumulative

It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by Special Resolution or otherwise may be exercised from time to time and the exercise of any one or more of the powers or any combination of the powers from time to time will not be deemed to exhaust the right of the Warrantholders to exercise that power or those powers or combination of powers then or any other power or powers or combination of powers thereafter from time to time.

10.14 Minutes

Minutes of all resolutions and proceedings at every meeting of Warrantholders convened and held pursuant to this Article 10 will be made and duly entered in books to be provided for that purpose by the Trustee at the expense of the Company, and any such minutes, if signed by the chairman of the meeting at which resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Warrantholders, will be prima facie evidence of the matters as stated in the minutes and, until the contrary is proved, every meeting, in respect of the proceedings of which minutes will have been made, will be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken, to have been duly passed and taken.

10.15 Instruments in Writing

All actions that may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 10 may also be taken and exercised by Warrantholders holding not less than two-thirds of the aggregate number of Unit Warrants then outstanding by an instrument in writing signed in one or more counterparts by Warrantholders in person or by attorney duly appointed in writing and the expression "Special Resolution" when used in this Indenture will include an instrument so signed.

10.16 Binding Effect of Resolutions

Every resolution and every Special Resolution passed in accordance with the provisions of this Article 10 at a meeting of Warrantholders will be binding upon all the Warrantholders, whether present at or absent from the meeting, and every instrument in writing signed by Warrantholders in accordance with section
10.15 will be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Trustee (subject to the provisions for its indemnity herein contained) will be bound to give effect accordingly to every resolution and instrument in writing passed or executed in accordance with these provisions.

10.17 Holdings by Company Disregarded

In determining whether the requisite number of Warrantholders are present for the purpose of obtaining a quorum or have voted or consented to any resolution, Special Resolution, consent, waiver, Warrantholders' Request or other action under this Indenture, Unit Warrants owned by the Company or any subsidiary of the Company will be deemed to be not outstanding.

                                   ARTICLE 11
                 SUPPLEMENTAL INDENTURES AND SUCCESSOR COMPANIES

11.1  Provision for Supplemental Indentures for Certain Purposes

From time to time the Company (when authorized by action of the directors) and the Trustee may, subject to the provisions hereof, and they will, when so directed hereby, execute and deliver by their proper officers, indentures or instruments supplemental to this Indenture, which thereafter will form part of this Indenture, for any one or more or all of the following purposes:

(a) setting forth any adjustments resulting from the application of the provisions of Article 7;

(b) adding to the provisions of this Indenture such additional covenants and enforcement provisions as, in the opinion of counsel, are necessary or advisable, provided that the same are not in the opinion of counsel to the Trustee prejudicial to the interest of the Warrantholders as a group;

(c)  giving effect to any Special Resolution passed as provided in Article 10;

Page27

(d) making provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising under this Indenture provided that the provisions are not, in the opinion of counsel to the Trustee, prejudicial to the interests of the Warrantholders as a group;

(e) adding to or altering the provisions of this Indenture in respect of the transfer of Unit Warrants, making provision for the exchange of Unit Warrants, and making any modification in the form of the Unit Warrants that does not affect the substance of the Unit Warrants;

(f) modifying any of the provisions of this Indenture or relieving the Company from any of the obligations, conditions or restrictions contained in this Indenture, provided that no such modification or relief will be or become operative or effective if in the opinion of counsel to the Trustee the modification or relief impairs any of the rights of the Warrantholders, as a group, or of the Trustee, and provided that the Trustee may in its uncontrolled discretion decline to enter into any supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the such supplemental indenture becomes operative; and

(g) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective provisions, errors or omissions in this Indenture, provided that in the opinion of counsel to the Trustee the rights of the Trustee and the Warrantholders, as a group, are in no way prejudiced thereby.

11.2  Successor Companies

In the case of the consolidation, amalgamation, merger or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation ("successor corporation"), the successor corporation resulting from the consolidation, amalgamation, merger or transfer (if not the Company) will be bound by the provisions of this Indenture and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Indenture to be performed by the Company and, if requested by the Trustee, the successor corporation will, by supplemental indenture satisfactory in form to the Trustee and executed and delivered to the Trustee, expressly assume those obligations.

                                   ARTICLE 12
                             CONCERNING THE TRUSTEE

12.1  Trust Indenture Legislation

If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, the mandatory requirement will prevail. The Company and the Trustee agree that each will at all times, in relation to this Indenture and any action to be taken under this Indenture, observe and comply with and be entitled to the benefits of Applicable Legislation.

12.2  Rights and Duties of Trustee

The rights and duties of the Trustee are as follows:

(a) In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Trustee will act honestly and in good faith with a view to the best interests of the Warrantholders and will exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. In the absence of negligence or fraud, the Company shall indemnify and save harmless the Trustee from all loss, costs or damages it may suffer in administering the trusts of this Indenture. No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own negligence or fraud;

(b) The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Trustee or the Warrantholders under this Indenture will be conditional upon the Warrantholders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue the act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture will require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as required in this subsection 12.2(b);

(c) The Trustee may, before commencing action or proceeding, or at any time during the continuance thereof, require the Warrantholders at whose instance it is acting to deposit with the Trustee the Warrant Certificates held by them, for which Warrant Certificates the Trustee will issue receipts; and

(d) Every provision of this Indenture that by its terms relieves the Trustee of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of the Applicable Legislation, of this section
     12.2 and of section 12.4.

12.3  Evidence, Experts and Advisers

(a) In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Company will furnish to the Trustee such additional evidence of compliance with any provision of this Indenture, and in such form, as may be prescribed by Applicable Legislation or as the Trustee may reasonably require by written notice to the Company.

(b) In the exercise of its rights and duties, the Trustee may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, certificates or other evidence furnished to the Trustee pursuant to any provision of this Indenture or of Applicable Legislation or pursuant to a request of the Trustee, provided that the Trustee examines the evidence and determines that the evidence complies with the applicable requirements of this Indenture.

(c) Whenever Applicable Legislation requires that evidence referred to in subsection 12.3(a) be in the form of a statutory declaration, the Trustee may accept a statutory declaration in lieu of a certificate of the Company required by any provision of this Indenture. Any such statutory declaration may be made by one or more of the officers of the Company.

(d) The Trustee may employ or retain such counsel, accountants, engineers, appraisers, or other experts or advisers as it may reasonably require for the purpose of discharging its duties under this Indenture and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and will not be responsible for any misconduct on the part of any of them.

(e) The Trustee may, as a condition precedent to any action to be taken by it under this Indenture, require such opinions, statutory declarations, reports, certificates or other evidence as it, acting reasonably, considers necessary or advisable in the circumstances.

(f) Proof of the execution of an instrument in writing, including a Warrantholder's Request, by any Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledges to the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Trustee may consider adequate.

12.4  Securities, Documents and Monies Held by Trustee

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any of the Canadian Imperial Bank of Commerce, Bank of Montreal, Bank of Nova Scotia, The Toronto-Dominion Bank, the Royal Bank of Canada and the Hongkong Bank of Canada or deposited for safekeeping with any of those Canadian chartered banks. Unless otherwise expressly provided in this Indenture, any monies held pending the application or withdrawal thereof under any provision of this Indenture, may be deposited in the name of the Trustee in any of the foregoing Canadian chartered banks at the rate of interest then current on similar deposits or, with the consent of the Company may be (i) deposited in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or a province thereof whose short term debt obligations or deposits have a rating of at least R1 as rated by Dominion Bond Rating Service, or (ii) invested in securities issued or guaranteed by the Government of Canada or a province thereof or in obligations, maturing not more than one year from the date of investment, of or guaranteed by any of the foregoing Canadian chartered banks or loan or trust companies. All interest or other income received by the Trustee in respect of such deposits and investments will belong to the Company.

12.5  Action by Trustee to Protect Interests

The Trustee will have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the holders of Unit Warrants.

12.6  Trustee not Required to Give Security

The Trustee will not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

12.7  Protection of Trustee

By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

(a) the Trustee will not be liable for or by reason of any representations, statements of fact or recitals in this Indenture or in the Unit Warrants (except the representation contained in section 12.9 or in the certificate of the Trustee on the Unit Warrants) or required to verify the same, but all those statements or recitals are and will be deemed to be made by the Company;

(b) nothing in this Indenture will impose any obligation on the Trustee to see to or to require evidence of the registration (or filing or renewal thereof) of this Indenture or any instrument ancillary or supplemental to this Indenture;

(c) the Trustee will not be bound to give notice to any person or persons of the execution of this Indenture;

(d) the Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Company; and

(e) the Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless it shall have been required to do so under the terms hereof; nor shall the Trustee be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Trustee and in the absence of any such notice the Trustee may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Trustee to determine whether or not the Trustee shall take action with respect to any default.

12.8  Replacement of Trustee

(a) The Trustee may resign its trust and be discharged from all further duties and liabilities under this Indenture by giving to the Company not less than 90 days' notice in writing or such shorter notice as the Company may accept as sufficient. The Warrantholders by Special Resolution will have power at any time to remove the Trustee and to appoint a new Trustee. In the event of the Trustee resigning or being removed as pursuant to this subsection 12.8(a) or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting under this Indenture, the Company will forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Warrantholders; failing that appointment by the Company the retiring Trustee or any Warrantholder may apply to a Justice of the Supreme Court of British Columbia, on such notice as the Justice may direct, for the appointment of a new Trustee; but any new Trustee so appointed the Company or by the Court will be subject to removal as aforesaid by the Warrantholders. Any new Trustee appointed under any provision of this section 12.8 will be a corporation authorized to carry on the business of a trust company in the Province of British Columbia and, if required by the Applicable Legislation of any other Province, in that other Province. On any appointment the new Trustee will be vested with the same powers, rights, duties and responsibilities as if it had been originally named in this Indenture as Trustee without any further assurance, conveyance, act or deed; but there will be immediately executed, at the expense of the Company, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same of the new Trustee.

(b) Upon the appointment of a new Trustee, the Company will promptly give notice to the Warrantholders of the new Trustee.

(c) Any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation succeeding to the trust business of the Trustee will be the successor to the Trustee under this Indenture without any further act on its part or any of the parties hereto provided that the corporation would be eligible for appointment as a new Trustee under subsection 12.8(a).

(d) Any Unit Warrants certified but not delivered by a predecessor Trustee may be certified by the new or successor Trustee in the name of the predecessor or new or successor Trustee.

12.9  Conflict of Interest

(a) The Trustee represents to the Company that at the time of the execution and delivery of this Indenture no material conflict of interest exists in the Trustee's role as a fiduciary under this Indenture and agrees that in the event of a material conflict of interest it will, within 90 days after ascertaining that it has a material conflict of interest, either eliminate the same or resign its trust under this Indenture to a successor trustee approved by the Company and meeting the requirements set forth in section
     12.8. Notwithstanding the foregoing provisions of this section 12.9(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrant Certificate shall not be affected in any manner whatsoever by reason thereof.

(b) Subject to subsection 12.9(a), the Trustee, in its personal or any other capacity may buy, lend upon and deal in securities of the Company, may act as registrar and transfer agent for the Common Shares and trustee for the Special Warrants under the Special Warrant Indenture, and generally may contract and enter into financial transactions with the Company or any subsidiary of the Company, all without being liable to account for any profit made thereby.

12.10 Acceptance of Trust

The Trustee hereby accepts the trusts declared and provided for in this Indenture, agrees to perform the same upon the terms and conditions set out in this Indenture and agrees to hold all rights, interests and benefits contained in this Indenture for and on behalf of those persons who become holders of Unit Warrants from time to time issued pursuant to this Indenture.

12.11 Indemnity

Without limiting any protection or indemnity of the Trustee under any other provisions hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Trustee from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Trustee in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the negligence or fraud of the Trustee. This provision shall survive the resignation or removal of the Trustee, or the termination of the Indenture. The Trustee shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Trustee with satisfactory indemnity and funding against such expense or liability.

12.12 Survival on Termination

The indemnity of the Trustee provided for herein shall survive the termination of this Indenture and the rights and obligations of the parties hereunder.

12.13 Unit Warrants Owned by the Company or its Subsidiaries

For the purpose of disregarding any Unit Warrants owned legally or beneficially by the Company or any Subsidiary of the Company in Section 7.4, the Company shall provide to the Trustee, from time to time, a certificate of the Company setting forth as at the date of such certificate:

(a) the names (other than the name of the Company) of the registered holders of Unit Warrants which, to the knowledge of the Company, are owned by or held for the account of the Company or any Subsidiary of the Company; and

(b) the number of Unit Warrants owned legally or beneficially by the Company or any Subsidiary of the Company,

and the Trustee, in making the computations in Section 7.4, shall be entitled to rely on such certificate without any additional evidence.

                                    ARTICLE 13
                                     GENERAL

13.1  Notice to Company and Trustee

(a) Unless otherwise expressly provided in this Indenture, any notice to be given under this Indenture to the Company or the Trustee will be deemed to be validly given if delivered or if sent by registered letter, postage prepaid or if transmitted by fax:

     (i)   if to the Company:

           Immune Network Research Ltd.
           3650 Wesbrook Mall
           Vancouver, B.C.  V6S 2L2
           Attention:     Dr. Allen Bain
           Telephone:     (604) 222-5541
           Fax:           (604) 222-5542
           with a copy to:

           Maitland & Company
           Barristers and Solicitors
           700 - 625 Howe Street
           Vancouver, B.C.  V6C 2T6
           Attention:     Ronald G. Paton
           Telephone:     (604) 681 -7474
           Fax:           (604) 681 -3896

     (ii)  if to the Trustee:

           Montreal Trust Company of Canada
           4th Floor, 510 Burrard Street
           Vancouver, B.C.  V6C 3B9
           Attention:     Manager, Corporate Trust Department
           Telephone:     (604) 661-9591
           Fax:           (604) 665-4079

     and any notice given in accordance with the foregoing will be deemed to have been received on the date of delivery or, if mailed, on the fifth business day following the day of the mailing of the notice or, if transmitted by fax, at the time of transmission.

(b) The Company or the Trustee, as the case may be, may from time to time notify the other, in the manner provided above, of a change of address which, from the effective date of the notice and until changed by like notice, will be the address of the Company or the Trustee, as the case may be, for all purposes of this Indenture.

(c) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Trustee or to the Company under this Indenture could reasonably be considered unlikely to reach its destination, the notice will be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to that party at the appropriate address provided above by cable, telegram, telex, fax or other means of prepaid, transmitted, or recorded communication and any notice delivered in accordance with the foregoing will be deemed to have been received on the date of delivery to the officer or if delivered by cable, telegram, telex, fax or other means of prepaid, transmitted, recorded communication, on the first business day following the date of the sending of the notice by the person giving the notice.

13.2  Notice to Warrantholders

(a) Unless otherwise expressly provided in this Indenture, any notice to be given under this Indenture to Warrantholders will be deemed to be validly given if the notice is sent by prepaid mail, addressed to the holder or delivered by hand or transmitted by fax (or so mailed to certain holders and so delivered to other holders and so faxed to other holders) at their respective addresses and fax number appearing on the register maintained by the Trustee and if in the case of joint holders of any Unit Warrants more than one address or fax number appears on the register in respect of that joint holding, the notice will be addressed or delivered, as the case may be, only to the first address or fax number, as the case may be so appearing. The Trustee will give, in the same manner as for Warrantholders set out above, a copy of each such notice to Maitland & Company, Barristers & Solicitors, 700 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6 (fax no.: (604) 681-3896) (Attention: Ronald G. Paton). Any notice so given will be deemed to have been given and received on the day of delivery by hand or fax, or on the next business day if delivered by mail.

(b) If, by reason of strike, lock-out or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders could reasonably be considered unlikely to reach its destination, the notice may be published or distributed once in The Globe and Mail newspaper, or, in the event of a disruption in the circulation of that newspaper, once in the National Post provided that in the case of a notice convening a meeting of the holders of Unit Warrants, the Trustee may require such additional publications of that notice, in the same or in other cities or both, as it may deem necessary for the reasonable protection of the holders of Unit Warrants or to comply with any applicable requirement of law or any stock exchange. Any notice so given will be deemed to have been given on the day on which it has been published in all of the cities in which publication was required (or first published in a city if more than one publication in that city is required). In determining, under any provision of this Indenture, the date when notice of any meeting or other event must be given, the date of giving notice will be included and the date of the meeting or other event will be excluded.

13.3  Satisfaction and Discharge of Indenture

Upon the date which there shall have been delivered to the Trustee for exercise all Unit Warrant Certificates certified hereunder and if all certificates representing Warrant Shares will have been delivered to Warrantholders to the full extent of the rights attached to all Unit Warrants theretofore certified under this Indenture and the monies to be paid under this Indenture have been paid, this Indenture will cease to be of further effect and the Trustee, on demand of and at the cost and expense of the Company and upon delivery to the Trustee of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and upon payment to the Trustee of the fees and other remuneration payable to the Trustee, the parties hereto will execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Trustee by the Company shall remain in full force and effect and survive the termination of this Indenture.

13.4  Sole Benefit of Parties and Warrantholders

Nothing in this Indenture or in the Unit Warrants, expressed or implied, will give or be construed to give to any person other than the parties hereto and the Warrantholders any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

13.5  Counterparts and Formal Date

This Indenture may be simultaneously executed in several counterparts, each of which when so executed will be deemed to be an original and the counterparts together will constitute one and the same instrument and notwithstanding their date of execution will be deemed to bear the date as of March 9, 2000.

13.6  Successors

This Agreement shall enure to the benefit of, and be binding upon, the Company and the Trustee and their respective successors (including successors by reason of amalgamation, merger, business combination or arrangement) and legal representatives and nothing expresses or mentioned in this Agreement is intended and shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provision herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person.

IN WITNESS WHEREOF the parties have caused this Indenture to be executed by their proper officers in that behalf.


IMMUNE NETWORK RESEARCH LTD.

Per:    /s/ Allen Bain
-------------------------------------------------
(Authorized Signatory)


MONTREAL TRUST COMPANY OF CANADA

Per: /s/ Nicole Clement /s/ Georgia Stavridis
-------------------------------------------------
(Authorized Signatory)

--------------------------------------------------------------------------------


                                  SCHEDULE "A"

                        to the Warrant Indenture between
                        Immune Network Research Ltd. and
                        Montreal Trust Company of Canada
                               dated March 9, 2000

                           FORM OF WARRANT CERTIFICATE

--------------------------------------------------------------------------------

THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND ANY SECURITIES ISSUED UPON EXERCISE OF SUCH SECURITIES ARE SUBJECT TO A HOLD PERIOD AND RESALE RESTRICTIONS AND MAY NOT BE TRADED IN BRITISH COLUMBIA UNTIL MIDNIGHT ON MARCH 9, 2001, EXCEPT AS PERMITTED BY THE SECURITIES ACT (BRITISH COLUMBIA) AND THE RULES MADE THEREUNDER, PROVIDED THAT THE HOLD PERIOD SHALL EXPIRE AT MIDNIGHT ON JULY 9, 2000, IF, AT THE TIME OF CONVERSION OF THE UNIT WARRANTS REPRESENTED BY THIS CERTIFICATE, THE ISSUER IS A QUALIFYING ISSUER (AS DEFINED IN BRITISH COLUMBIA SECURITIES COMMISSION ("BCSC'") BLANKET ORDER AND RULING #98/11 (THE "SHAIF BOR") AND HAS COMPLIED WITH THE REQUIREMENTS OF BCSC LOCAL POLICY STATEMENT 3-27 (THE "SHAIF LP") AND THE SHAIF BOR. TRADES NOT DONE IN BRITISH COLUMBIA MAY BE SUBJECT TO HOLD PERIODS AND RESALE RESTRICTIONS UNDER APPLICABLE SECURITES LAWS AND, IF SO, MAY NOT BE TRADED EXCEPT AS PERMITTED BY SUCH SECURITIES LAWS.

                 UNIT WARRANTS TO SUBSCRIBE FOR COMMON SHARES
                                       OF
                        IMMUNE NETWORK RESEARCH LTD.
    (Amalgamated under the laws of the Province of British Columbia)


Number of Unit Warrants represented
By this Certificate: <          >                  Certificate Number:  SPECIMEN
                      ----------

THIS CERTIFIES THAT, for value received,                                   (the
                                         ----------------------------------
"Holder"), is entitled to purchase, at the price of $1.40 per Common Share, one Common Share of Immune Network Research Ltd. (the "Issuer") for each of the Unit Warrants evidenced hereby, subject to adjustment as herein set forth, at any time prior to 4:30 p.m. (Vancouver time) on September 8, 2001 (the "Expiry Date"):

 The following provisions shall be applicable to the Unit Warrants:

1.   Interpretation
     --------------

     1.1   Currency
           --------

     All dollar amounts referred to herein shall be in lawful money of Canada.

     1.2   Defined Terms
           -------------

     As used herein, the following words and phrases shall have the following meanings respectively:

     (a) "business day" means a day other than a Saturday, Sunday, or any statutory or civic holiday in the City of Toronto;

     (b) "close of business" means 4:30 p.m. (Vancouver time);

     (c) "Common Shares" means the fully paid and non-assessable common shares without par value in the capital of the Issuer whether issued or unissued, as constituted at the date hereof; provided that in the event of a change, reclassification, subdivision, redivision, reduction, combination, or consolidation thereof, or successive such changes, reclassifications, subdivisions, redivisions, reductions, combinations or consolidations, and subject to adjustment, if any, having been made in accordance with the provisions of Section 2.1 hereof, "Common Shares" shall thereafter mean the shares resulting from such change, reclassification, subdivision, redivision, reduction or combination;

     (d) "Exercise Price" means $1.40 per Common Share, unless such price shall have been adjusted in accordance with the provisions of Section 2.1 hereof, in which case it shall mean the adjusted price in effect at such time;

     (e) "herein", "hereto", "hereunder", "hereof", "hereby" and similar expressions mean or refer to this Unit Warrant certificate and not to any particular section, clause, subclause, subdivision or portion hereof, and the expressions, "Section", "clause" and "subclause" followed by a number or letter mean and refer to the specified Section, clause or subclause hereof;

     (f) "Holders" means the registered holders of Unit Warrants for the time being;

     (g) "Time of Expiry" means 4:30 p.m. (Vancouver time) on the Expiry Date;

     (h) "Trustee" means Montreal Trust Company of Canada, of Vancouver, British Columbia, or any other trust corporation as the Issuer may appoint from time to time as the trustee of the Unit Warrants pursuant to the Unit Warrant Indenture.

     (i) "Unit Warrants" means the warrants evidenced hereby;

     (j) "Unit Warrant Indenture" means the indenture dated March 9, 2000 entered into between the Issuer and the Trustee regarding the Unit Warrants; and

     (k) "Unit Warrant Register" means the register to be maintained by the Trustee in accordance with the Unit Warrant Indenture.

1.3   Manner of Exercise; Issuance of Certificates
      --------------------------------------------
   The Holder may exercise its right to convert the Unit Warrants evidenced by this certificate, in whole or in part, for Common Shares hereunder, at any time prior to the Time of Expiry, by the surrender to the Trustee at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6B 3C9 prior to the close of business on any business day, or at such other address as the Issuer may designate by notice in writing to the Holder at the address of the Holder appearing on the Unit Warrant Register, together with (a) a completed subscription in the form attached as Schedule "A" hereto (the "Unit Warrant Subscription Form"); and (b) a certified cheque, money order or bank draft payable to or to the order of the Issuer in lawful money of Canada in an amount equal to the Exercise Price multiplied by the number of Common Shares for which subscription is being made.

1.4   No Fractional Shares
      --------------------

   Notwithstanding any adjustments provided for in Section 2.1 hereof or otherwise, the Issuer shall not be required upon the exercise of any Unit Warrants to issue fractional Common Shares in satisfaction of its obligations hereunder. Reference should be made to the Unit Warrant Indenture for provisions regarding cash compensation which may be payable to the Holder in circumstances where a fractional Common Share would, but for this section, have been issued upon exercise of a Unit Warrant.

2.   Adjustments
     -----------

The exercise of the Unit Warrants represented hereby is subject to adjustment in accordance with the provisions of the Unit Warrant Indenture including, without limitation, Article 7 thereof.

3.   Transfer of Unit Warrants
     -------------------------

The Unit Warrants evidenced hereby and the securities issuable upon exercise thereof may be subject to hold periods and resale restrictions under applicable securities laws and, if so, may not be traded except as permitted by such securities laws. Holders should consult with the Holder's professional advisor in order to assess the legal aspects of a transfer of the Unit Warrants evidenced hereby and/or the securities issuable upon exercise thereof.
Subject to the foregoing, the Holder may transfer the Unit Warrants evidenced hereby either in whole or in part, using the transfer form in the form attached as Schedule "B" hereto. Every transfer of Unit Warrants, in order to be effective, must be in compliance with applicable securities laws and with the provisions of the Warrant Indenture.

4.   Not a Shareholder
     -----------------

Nothing in this certificate or in the holding of a Warrant shall be construed as conferring upon the Holder any right or interest whatsoever as a shareholder of the Issuer.

5.   Partial Exercise
     ----------------

The Holder may subscribe for and acquire a number of Common Shares less than the number it is entitled to acquire pursuant to this certificate. In the event of any such subscription, the Holder shall in addition be entitled to receive, without charge, a new Warrant certificate in respect of the balance of the Common Shares which the Holder was entitled to acquire pursuant to this certificate and which were then not acquired.

6.   Provisions of Warrant Indenture
     -------------------------------

This certificate and the Unit Warrants represented hereby are subject in their entirety to the provisions of the Warrant Indenture. Reference is made to the Unit Warrant Indenture and any instruments supplemental thereto for a full description of the rights of the holders of the Special Warrants and the terms and conditions upon which the Unit Warrants are, or are to be issued and held, with the same effect as if the provisions of the Unit Warrant Indenture and all instruments supplemental thereto were herein set forth. By acceptance hereof, the Holder assents to all provisions of the Unit Warrant Indenture. In the event of a conflict between the provisions of this Unit Warrant Certificate and the Unit Warrant Indenture, the provisions of the Unit Warrant Indenture shall govern.

7.   Governing Law
     -------------

The Unit Warrants shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein.

8.   Time of the Essence
     -------------------

Time shall be of the essence hereof.

9.   Number and Gender
     -----------------
Words importing the singular number only include the plural and vice versa and words importing any gender include all genders.

10.  Headings
     --------

The division of this Warrant certificate into Sections, clauses, subclauses or other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

11.  Binding Effect
     --------------

The terms and conditions of the Unit Warrants as set out herein shall enure to the benefit of and be binding upon the registered Holder hereof, its heirs, executors, administrators, successors and assigns to the extent provided herein and shall enure to the benefit of and be binding upon the Issuer and its respective successors and assigns.

12.  Severability
     ------------

In the event any provision hereof shall be void or unenforceable for any reason, it shall be severed from the remainder of the provisions hereof and such remainder shall remain in full force and effect notwithstanding such severance. Any court with jurisdiction over any dispute with respect to the Unit Warrants may amend the provisions hereof to the minimum extent required to render the impugned provision valid and enforceable.

13.  Language
     --------

The parties hereto hereby confirm that they have each requested that this certificate be drawn up in the English language. Les parties aux prsentes reconnaissent que chacune d'elles a exig que cette convention et tout autre document qui y est accessoire solent rdigs en anglais.

14.  Certification
     -------------

This Unit Warrant Certificate shall not be valid for any purpose whatsoever unless and until it has been certified by or on behalf of the Trustee.

IN WITNESS WHEREOF the Issuer has caused this certificate to be signed by its duly authorized officer as of the 9th day of March, 2000.


                                     IMMUNE NETWORK RESEARCH LTD.

                                     By:
                                        ----------------------------------
                                     Name:  Allen Bain
                                     Title:  President


CERTIFIED BY
MONTREAL TRUST COMPANY, Trustee


By:
   ----------------------------------

                              SCHEDULE "A"
                              ------------
                      EXERCISE AND SUBSCRIPTION FORM
                      ------------------------------

TO:     MONTREAL TRUST COMPANY OF CANADA
        4th Floor, 510 Burrard Street
        Vancouver, B.C.  V6C 3B9   Attention: Client Services
                                   ---------

RE:     UNIT WARRANT CERTIFICATE NUMBER W-

   The undersigned holder of the attached Unit Warrant certificate hereby
irrevocably subscribes for                               Common Shares of IMMUNE
                          -------------------------------
NETWORK RESEARCH LTD. (the "Issuer") pursuant to the terms of the Unit Warrants specified in such certificate and the Unit Warrant Indenture dated March 9, 2000 entered into between the Issuer and Montreal Trust Company of Canada, as trustee, at a price of $1.40 per share, and encloses and tenders herewith a certified cheque, bank draft or money order payable at par to or to the order of Immune Network Research Ltd. in lawful money of Canada, for an aggregate
subscription price of $                      .
                       ----------------------

                  DATED this               day of                       .
                            ---------------      -----------------------
                       (Please complete date including year)


                                          NAME:
                                                       ------------------------
                                          Signature:
                                                       ------------------------
                                          Registration
                                                       ------------------------
                                          Instructions:
                                                       ------------------------

                                                       ------------------------

                                                       ------------------------

[ ] Please check box if the Common Share certificates are to be delivered at the office of the Issuer, failing which the Common Share certificates will be mailed to the subscriber at the address set out above.

[ ] If any Unit Warrants represented by this certificate are not being exercised, a new Unit Warrant certificate will be issued and delivered with the Common Share certificates.

                                    SCHEDULE "B"
                                    ------------
                                    TRANSFER FORM
                                    -------------


TRANSFER OF THE UNIT WARRANTS IS RESTRICTED - REFER TO THE TERMS OF THE ATTACHED CERTIFICATE.


FOR VALUE RECEIVED, the undersigned transfers to

--------------------------------------------------------------------------------
(Print name and address of transferee)


--------------------------------------------------------------------------------
the Unit Warrants represented by the attached certificate.

DATED:
       ------------------------------------

Signature guarantee:

-----------------------------------------         ------------------------------
(the Holder's signature must be guaranteed        Signature of Registered
by a Canadian chartered bank or trust company     Holder (or its representative
or medallion guaranteed by a member of a          if the Holder is not an
recognized member guarantee program.              individual)

                                                  ------------------------------
                                                  Name of Registered Holder

                                                  ------------------------------
                                                  Name and Title of Person
                                                  signing on behalf of the
                                                  Holder (if the Holder is not
                                                  an individual)